SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Consolidated Report
2006

Public Company- Avenida Fontes Pereira de Melo, 40 • 1069-300 Lisboa - Share capital: Euro 395,099,775
Registered in the Conservatory of the Commercial Registry of Lisbon and Collective Person under no. 503 215 058

Portugal Telecom

Annual report

2006

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

Annual report 2006	1

Portugal Telecom

Portugal

Wireline	>	Retail [PT Comunicações 100%]
Euro 2,072 million (revenues)	>	Large corporates’ voice and data [PT Corporate 100%]
	>	SMEs’ voice and data [PT Prime 100%]
	>	ISP and broadband services [PT.COM 100%]

Mobile
Euro 1,502 million (revenues)	>	TMN 100%

Multimedia	>	Pay-TV and cable Internet [TV Cabo]
Euro 666 million (revenues)	>	Audiovisuals

International

					Revenues (Euro million)

Vivo 31.38%	>	Brazil	>	Mobile	2,105
Unitel 25%	>	Angola	>	Mobile	517
Médi Télécom 32.18%	>	Morocco	>	Mobile	425
CTM 28%	>	Macao	>	Wireline, mobile, Internet and data	209
UOL 29%	>	Brazil	>	ISP, Internet content	176
MTC 34%	>	Namibia	>	Mobile	116
Cabo Verde Telecom 40%	>	Cape Verde	>	Wireline, mobile, Internet and data	63
Timor Telecom 41.12%	>	East Timor	>	Wireline, mobile, Internet and data	18
CST 51%	>	São Tomé e Príncipe	>	Wireline, mobile, Internet and data	9

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];
Backoffice and shared services [PT PRO 100%]; Consultancy and procurement [PT Compras 100%];
Telemarketing and information services [PT Contact 100%]; Pension fund management [Previsão 78.12%]

2

Financial review

Consolidated income statement

Consolidated Income Statement (1)			Euro million
	2006	2005	y.o.y

Operating revenues	6,342.9	6,385.4	(0.7%)
Wireline	1,911.8	2,050.4	(6.8%)
Domestic mobile • TMN	1,424.4	1,455.4	(2.1%)
Brazilian mobile • Vivo (1)	2,104.7	2,037.0	3.3%
Multimedia • PT Multimedia	663.8	627.4	5.8%
Other	238.2	215.2	10.7%

Operating costs, excluding D&A	3,919.5	3,889.8	0.8%
Wages and salaries	668.4	667.3	0.2%
Post retirement benefits costs	(72.1)	(21.6)	233.8%
Direct costs	908.4	881.2	3.1%
Costs of products sold	596.5	652.3	(8.5%)
Support services	230.0	230.2	(0.1%)
Marketing and publicity	155.4	184.4	(15.7%)
Supplies and external services	1,025.5	958.5	7.0%
Indirect taxes	177.3	166.0	6.8%
Provisions and adjustments	230.2	171.5	34.2%

EBITDA (2)	2,423.5	2,495.6	(2.9%)
Depreciation and amortisation	1,209.8	1,120.7	8.0%
Operating income (3)	1,213.7	1,374.9	(11.7%)

Financial expenses (income)	126.9	333.1	(61.9%)
Curtailment costs, net	20.3	314.3	(93.5%)
Losses on disposals of fixed assets, net	8.1	1.2	n.m.
Other costs, net	98.4	17.7	n.m.
Income before financial results and taxes	1,086.8	1,041.8	4.3%

Financial expenses (income)	125.0	51.3	143.7%
Net interest expense	227.2	257.6	(11.8%)
Net foreign currency exchange gains	(4.9)	(41.3)	(88.2%)
Losses (gains) on financial assets	(18.3)	8.8	n.m.
Equity in earnings of associated companies, net	(131.4)	(238.2)	(44.9%)
Net other financial expenses	52.3	64.5	(18.9%)

Income before taxes	961.8	990.5	(2.9%)
Provision for income taxes	(7.7)	(323.3)	(97.6%)

Net income from continued operations	954.1	667.2	43.0%
Net income from discontinued operations	0.0	21.7	n.m.
Losses (income) attributable to minority interests	(87.4)	(35.0)	149.8%
Consolidated net income	866.8	654.0	32.5%

(1) Considering a Euro/Real average exchange rate of 2.7315 in 2006 and 3.0406 in 2005. (2) EBITDA = operating income + depreciation and amortisation. (3) Operating income = income before financial results and taxes + curtailment costs, net + losses on disposals of fixed assets, net + other costs, net.

Consolidated operating revenues

Consolidated operating revenues decreased by 0.7% y.o.y in 2006 to Euro 6,343 million, reflecting the reduction of interconnection rates (a negative impact at the wireline business and TMN of Euro 22 million and Euro 49 million, respectively), which was offset by a higher contribution from Vivo, due to the appreciation of the Real during the period, and PT Multimédia.

Annual report 2006	3

Consolidated Operating Revenues – Standalone Revenues by Segment (1)			Euro million
	2006	2005	y.o.y

Wireline	2,071.8	2,213.6	(6.4%)
Domestic mobile • TMN	1,502.4	1,557.1	(3.5%)
Brazilian mobile • Vivo (1)	2,104.7	2,036.9	3.3%
Multimedia • PT Multimedia	666.5	628.5	6.1%
Other and eliminations	(2.4)	(50.6)	(95.3%)

Total operating revenues	6,342.9	6,385.4	(0.7%)

(1) Considering a Euro/Real average exchange rate of 2.7315 in 2006 and 3.0406 in 2005.

Consolidated operating costs

Consolidated operating costs amounted to Euro 5,129 million in 2006, an increase of 2.4% y.o.y, mainly as a result of the appreciation of the Real. On a constant currency basis, operating costs would have decreased by 2.0% y.o.y in 2006.

Consolidated Operating Costs (1)				Euro million
	2006	2005	y.o.y	% Rev.

Wages and salaries	668.4	667.3	0.2%	10.5
Post retirement benefits costs	(72.1)	(21.6)	233.8%	(1.1)
Direct costs	908.4	881.2	3.1%	14.3
Telecommunications costs	562.6	561.5	0.2%	8.9
Programming costs	149.9	139.6	7.4%	2.4
Directories	74.4	81.7	(8.9%)	1.2
Other	121.5	98.4	23.5%	1.9
Costs of products sold	596.5	652.3	(8.5%)	9.4
Support services	230.0	230.2	(0.1%)	3.6
Marketing and publicity	155.4	184.4	(15.7%)	2.4
Supplies and external expenses	1,025.5	958.5	7.0%	16.2
Indirect taxes	230.2	171.5	34.2%	3.6
Provisions and adjustments	177.3	166.0	6.8%	2.8

Operating costs, excluding D&A	3,919.5	3,889.8	0.8%	61.8

Depreciation and amortisation	1209.8	1,120.7	8.0%	19.1

Total operating costs	5,129.3	5,010.5	2.4%	80.9

(1) Considering a Euro/Real average exchange rate of 2.7315 in 2006 and 3.0406 in 2005.

Wages and salaries _ Wages and salaries increased by 0.2% y.o.y in 2006 to Euro 668 million and represented 10.5% of consolidated operating revenues. On a constant currency basis, wages and salaries would have decreased by 2.6% y.o.y, primarily as a result of the 5.1% y.o.y decrease in the wireline business. These effects were partially offset by the 5.8% y.o.y increase in wages and salaries of Mobitel (in local currency), PT’s call centre business in Brazil, due to the increase in its average number of employees in 2006 by 1,310 employees, as compared to 2005.

Post retirement benefit costs _ Post retirement benefit costs (PRB) were negative Euro 72 million in 2006, as compared to a negative Euro 22 million in 2005, primarily as a result of (1) the increase in prior year service gains (from Euro 137 million in 2005 to Euro 151 million in 2006) and, (2) an improvement in the expected return on assets resulting from contributions made to the pension funds during 2005 and 2006. In 2006, the prior year service gains of Euro 151 million are mainly related to the reduction in healthcare benefits (Euro 127 million), in connection with the changes made to PT healthcare plan in order to maintain its long-term sustainability and financing. In 2005, the prior year service gains of Euro 137 million are related to: (1) the change in the retirement age in Portugal (Euro 110 million), and

4

(2) the change in the pension formula from 90% of the last salary to 90% of the average of the last three years of salaries (Euro 27 million).

Direct costs _ Direct costs increased by 3.1% y.o.y to Euro 908 million in 2006, mainly as a result of: (1) the 7.4% y.o.y increase in programming costs to Euro 150 million at PT Multimédia, and (2) an increase in other direct costs by 23.5% to Euro 122 million, primarily due to the growth in content expenses related to 3G services at TMN. Telecommunications costs, which are the main component of direct costs, increased by 0.2% to Euro 563 million in 2006, with the lower wireline traffic volumes and lower fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal being more than offset by the increase in telecommunications costs at Vivo, mainly due to the end of the partial “Bill & Keep” interconnection regime. Direct costs represented 14.3% of consolidated operating revenues.

Cost of products sold _ Cost of products sold decreased by 8.5% y.o.y in 2006 to Euro 597 million, despite the increase related to the appreciation of the Real against the Euro (Euro 39 million). On a constant currency basis, cost of products sold decreased by 14.6% y.o.y to Euro 557 million in 2006, primarily as a result of lower handset prices at TMN and Vivo, notwithstanding the increase in commercial activity.

Support services _ Support services remained stable at Euro 230 million in 2006. The impact of the appreciation of the Real against the Euro (Euro 12 million) and the increase of support services at Vivo on a constant currency basis (Euro 5 million), in connection with the growth in call centre expenses, related to an increase in commercial activity, were offset by a reduction of these expenses in the wireline business. On a constant currency basis, support services costs would have decreased by 5.3% y.o.y in 2006. This cost item represented 3.6% of consolidated operating revenues.

Marketing and publicity _ Marketing and publicity expenses decreased by 15.7% y.o.y in 2006 to Euro 155 million, due to a reduction across all businesses: Wireline (Euro 3 million), TMN (Euro 5 million), Vivo (Euro 30 million), and PT Multimedia (Euro 2 million). These effects were partially offset by the appreciation of the Real against the Euro (Euro 7 million).

Supplies and external expenses _ Supplies and external expenses increased by 7.0% y.o.y in 2006 to Euro 1,026 million, mainly as a result of the appreciation of the Real against the Euro (Euro 33 million). On a constant currency basis, supplies and external expenses would have increased by 3.2% y.o.y in 2006 to Euro 989 million, primarily as a result of the increase in commissions at TMN related to an increase in commercial activity. Supplies and external expenses accounted for 16.2% of consolidated operating revenues.

Provisions _ Provisions increased from Euro 171 million in 2005 to Euro 230 million in 2006. The increase in this cost item is primarily related to the increases of Euro 51 million and Euro 19 million in

Annual report 2006	5

the wireline business and Vivo respectively. The increase in the wireline business is primarily related to the reversals in 2005 of (1) a provision for a receivable from Angola Telecom (Euro 23 million) that was received in that period, and (2) a provision to cover risks associated with the cancellation of certain onerous contracts (Euro 30 million), each of which favourably affected the amounts recorded for 2005. The increase in Vivo is primarily explained by the impact of the appreciation of the Real against the Euro (Euro 17 million). In 2006, provisions accounted for 3.6% of consolidated operating revenues.

Indirect taxes _ Indirect taxes, which mainly include spectrum fees (TMN and Vivo) and other taxes, increased from Euro 166 million in 2005 to Euro 177 million in 2006, mainly due to the appreciation of the Real against the Euro during the period (Euro 14 million). On a constant currency basis, this caption would have decreased by 1.7% y.o.y.

Depreciation and amortisation _ Depreciation and amortisation costs increased by 8.0% y.o.y in 2006 to Euro 1,210 million, primarily due to the increase in the contributions of Vivo (Euro 52 million) and PT Multimédia (Euro 17 million). The increase in Vivo’s D&A costs is primarily related to the impact of the appreciation of the Real against the Euro (Euro 51 million), and the increase in PT Multimedia is related to the higher level of capex in 2005 and first half of 2006. This cost item accounted for 19.1% of consolidated operating revenues.

EBITDA

EBITDA decreased by 2.9% y.o.y in 2006 to Euro 2,423 million, equivalent to an EBITDA margin of 38.2% . The Euro 72 million reduction in EBITDA in 2006 is primarily explained by: (1) the negative impact of lower interconnection rates in the wireline business and TMN (Euro 32 million), and (2) the Euro 53 million one-off reversals of provisions booked in 2005 in the wireline business, as explained above. These effects were offset partially by the decrease in post retirement benefit costs, mainly due to the increase of prior year service gains in 2006 (Euro 151 million), as compared to the previous year (Euro 137 million).

EBITDA by Business Segment (1)				Euro million
	2006	2005	y.o.y	Margin

Wireline	1,072.9	1,129.3	(5.0%)	51.8
Domestic mobile • TMN	658.7	673.5	(2.2%)	43.8
Brazilian mobile • Vivo (1)	496.2	507.4	(2.2%)	23.6
Multimedia • PT Multimedia	211.1	195.3	8.1%	31.7
Other	(15.4)	(9.9)	55.4%	n.m.

Total EBITDA	2,423.5	2,495.6	(2.9%)	38.2
EBITDA margin (%)	38.2	39.1	(0.9pp)

(1) Considering a Euro/Real average exchange rate of 2.7315 in 2006 and 3.0406 in 2005.

6

Net income

Curtailment costs, net _ Curtailment costs amounted to Euro 20 million in 2006, which include net gains related to the termination of the protocol with the national healthcare system. Excluding this gain, curtailment costs would have amounted to Euro 229 million corresponding to the reduction of 792 employees.

Net interest expenses _ Net interest expenses decreased by 11.8% y.o.y to Euro 227 million in 2006, primarily as a result of the reduction of approximately 0.9% in the average cost of debt to 5.7% in 2006. Excluding net interest incurred by Vivo and the interest cost associated with the equity swaps over shares of PT Multimedia, the average cost of debt was 3.8% in 2006, as compared to 4.5% in 2005.

Net foreign currency exchange gains _ Net foreign currency exchange gains amounted to Euro 5 million in 2006, as compared to Euro 41 million in 2005. In 2006, this item included mainly foreign currency gains related to Vivo’s US Dollar debt not hedged to Reais, in connection with the appreciation of the Real against the Dollar, which were primarily offset by foreign currency losses related to dividends receivable from Unitel (denominated in US Dollars), following the depreciation of the US Dollar against the Euro in the period. Foreign currency gains recorded in 2005 are primarily related to Vivo’s US Dollar debt not hedged to Reais, in connection with the appreciation of the Real against the Dollar, and to the effect of the appreciation of the US Dollar against the Euro on inter-company loans granted by PT Finance to Vivo (denominated in US Dollars),

Losses (gains) on financial assets _ Net gains on financial assets amounted to Euro 18 million in 2006, as compared to net losses of Euro 9 million in 2005. This caption includes mainly the following gains and losses on certain derivative contracts: (1) equity swap contracts on PT Multimedia shares (gains of Euro 10 million in 2006, as compared to gains of Euro 25 million in 2005); (2) gains recorded in 2006 related to the financial settlement of equity swaps over PT’s own shares (Euro 24 million); (3) Vivo’s free-standing cross currency derivatives (net losses of Euro 4 million in 2006, as compared to net losses of Euro 50 million in 2005), and (4) PT’s free-standing cross currency derivatives (losses of Euro 8 million in 2006, as compared to gains of Euro 14 million in 2005).

Equity in earnings of associated companies, net _ Equity in earnings of associated companies in 2006 amounted to Euro 131 million, as compared to Euro 238 million in 2005. This item included mainly PT’s share in the earnings of Unitel in Angola (Euro 82 million), Médi Télécom in Morocco (Euro 46 million) and CTM in Macao (Euro 15 million). The reduction in this caption of Euro 107 million is primarily explained by the decrease in the gains related to UOL (from Euro 175 million in 2005 to Euro 6 million in 2006), which in 2005 included the impact of the restructuring of PT’s investment in UOL, including the disposal of a 16% stake in the IPO of this associated company in December 2006. This effect was partially offset by the increase in earnings of Unitel and Médi Télécom.

Annual report 2006	7

Other financial expenses _ Other financial expenses amounted to Euro 52 million in 2006, as compared to Euro 64 million in 2005 and included mainly banking services, commissions, financial discounts and other financing costs.

Provision for income taxes _ Provision for income taxes amounted to Euro 8 million in 2006, as compared to Euro 323 million in 2005. The reduction in this caption is mainly related to: (1) a gain amounting to Euro 134 million recorded by Vivo following the completion of its corporate restructuring in the fourth quarter of 2006; (2) the recognition of a tax credit amounting to Euro 53 million in the first quarter of 2006, following the liquidation of a subsidiary in Portugal; (3) a gain amounting to Euro 142 million recorded in the second quarter of 2006, in connection with the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains, and (4) a loss of Euro 16 million due to the adjustments of deferred taxes, related to the change, in the beginning of 2007, in the municipal surcharge formula from 10% of the annual income tax to 1.5% of the taxable income for the year. Adjusting for these one-off effects in 2006, the provision for income taxes would have been Euro 321 million in 2006, as compared to Euro 323 million in 2005, corresponding to an effective tax rate of 33% in 2006 and 2005.

Net income from discontinued operations _ Net income from discontinued operations includes the results of companies that have been disposed during the reportable periods and the after-tax gains obtained with the sale of these investments. Having announced the disposal of Lusomundo Serviços (PT Multimedia’s media business) and PrimeSys, these businesses were reported as discontinued operations in 2005, in accordance with IFRS rules. As a result, the earnings of these companies were included in this item during 2005 until the effective date of the disposals, which were concluded on 25 August in the case of Lusomundo Serviços and on 25 November in the case of PrimeSys. Additionally, in 2005 this item includes net gains with the disposals of Lusomundo Serviços (Euro 17 million) and PrimeSys (Euro 4 million).

Minority interests _ Gains attributable to minority interests amounted to Euro 87 million in 2006, as compared to Euro 35 million in the same period of last year. The change in this item is primarily explained by (1) the increase in the income attributable to minority interests of Vivo (from losses attributable to minority interests of Euro 11 million in 2005 to income attributable to minority interests of Euro 34 million in 2006), and (2) the income attributable to the minority interests of MTC (Euro 9 million), which was fully consolidated for the first time in 2006.

Net income _ Net income increased by 32.5% y.o.y in 2006 to Euro 867 million, mainly due to the one-off effects recorded in the provision for income taxes, the decrease in curtailment costs and the positive impact of the reduction in healthcare benefits.

8

Capex

Capex by Business Segment (1)				Euro million
	2006	2005	y.o.y	% Rev.

Wireline	238.5	233.1	2.3%	11.5
Domestic mobile • TMN	188.6	170.2	10.8%	12.6
Brazilian mobile • Vivo (1)	386.8	361.0	7.2%	18.4
Multimedia • PT Multimedia	132.8	119.9	10.8%	19.9
Other	53.8	59.0	(8.8%)	n.m.

Total capex	1,000.5	943.1	6.1%	15.8

(1) Considering a Euro/Real average exchange rate of 2.7315 in 2006 and 3.0406 in 2005.

Capex increased by 6.1% y.o.y in 2006 to Euro 1,001 million, primarily as a result of the impact of the appreciation of the Real against the Euro (Euro 40 million) and the increase in capex across all domestic businesses. On a constant currency basis, capex would have increased by 1.8% y.o.y in 2006. Total capex was equivalent to 15.8% of consolidated operating revenues.

Cash flow

EBITDA minus Capex by Business Segment (1)				Euro million
	2006	2005	y.o.y	% Rev.

Wireline	834.3	896.1	(6.9%)	40.3
Domestic mobile • TMN	470.1	503.3	(6.6%)	31.3
Brazilian mobile • Vivo (1)	109.4	146.5	(25.3%)	5.2
Multimedia • PT Multimedia	78.3	75.4	3.8%	11.7
Other	(69.2)	(68.9)	0.5%	n.m.

Total EBITDA minus Capex	1,422.9	1,552.5	(8.3%)	22.4

(1) Considering a Euro/Real average exchange rate of 2.7315 in 2006 and 3.0406 in 2005.

EBITDA minus Capex _ EBITDA minus Capex decreased by 8.3% y.o.y to Euro 1,423 million in 2006. On a combined basis, the domestic businesses accounted for approximately 97% of total EBITDA minus Capex.

Free Cash Flow			Euro million
	2006	2005	y.o.y

EBITDA minus Capex	1,422.9	1,552.5	(8.3%)
EBITDA	2,423.5	2,495.6	(2.9%)
Capex	(1,000.5)	(943.1)	6.1%
Non-cash items included in EBITDA	(52.0)	(13.3)	291.9%
Change in working capital	228.4	(233.5)	n.m.

Operating free cash flow	1,599.4	1,305.7	22.5%

Net disposal (acquisition) of financial investments	(142.9)	364.6	n.m.
Interest paid	(317.5)	(201.6)	57.5%
Contributions and payments related to PRBs	(279.8)	(399.8)	(30.0%)
Income taxes paid by certain subsidiaries	(51.0)	(71.6)	(28.7%)
Other cash movements	(27.9)	52.2	n.m.

Free cash flow	780.2	1,049.6	(25.7%)

Annual report 2006	9

Operating free cash flow _ In 2006, operating free cash flow increased by 22.5% y.o.y to Euro 1,599 million, primarily as a result of the disinvestment in working capital in 2006, mainly due to the decrease in accounts receivable from customers and an increase in accounts payable to fixed asset suppliers.

Free cash flow _ Free cash flow decreased from Euro 1,050 million in 2005 to Euro 780 million in 2006, primarily as a result of the decrease in net inflows from financial asset disposals and the increase in interest paid. In 2005, PT generated cash in the amount of Euro 365 million, related to the disposal of a number of businesses, namely Lusomundo Serviços (Euro 174 million), PrimeSys (Euro 102 million) and a 16% stake in UOL (Euro 85 million). In 2006, PT invested Euro 143 million, including Euro 108 million related to the acquisition of MTC in Namibia and Euro 19 million related to PT’s share in the capital increase of BES. Free cash flow before net financial investments increased by 34.8% y.o.y in 2006. The increase in interest paid at Portugal Telecom in 2006 resulted from both the annual interest paid on the Eurobonds issued in March and June 2005 and the last annual instalment of interest on the Eurobond repaid in February 2006. The increase in interest paid at Vivo in 2006 resulted from the debt restructuring executed during the year.

Consolidated balance sheet

Consolidated balance sheet (1)		Euro million
	2006	2005

Cash and cash equivalents	2,083.7	3,911.8
Accounts receivable	1,417.0	1,654.0
Inventories	130.3	170.3
Financial investments	631.5	521.7
Intangible assets	3,490.9	3,601.6
Tangible assets	3,942.0	4,062.0
Post retirement benefits	134.1	0.0
Other assets	1,050.4	1,188.1
Deferred tax assets and prepaid expenses	1,291.3	1,519.4

Total assets	14,171.2	16,628.8

Accounts payable	1,115.1	1,136.0
Gross debt	5,840.3	7,584.2
Post retirement benefits	1,807.6	2,635.9
Other liabilities	1,995.7	2,147.2
Deferred tax liabilities and defered income	306.5	543.5

Total liabilities	11,065.2	14,046.7

Equity excluding minority interests	2,255.2	1,828.4
Minority interests	850.8	753.7

Total equity	3,106.0	2,582.1

Total liabilities and shareholders' equity	14,171.2	16,628.8

(1) Considering a Euro/Real exchange rate of 2.8118 at year-end 2006 and 2.7440 at year-end 2005.

Assets and liabilities _ The decrease in assets and liabilities in 2006 is primarily explained by the reduction in gross debt and cash, resulting from the repayment of the February 2006 Eurobond amounting to Euro 900 million, the repayment of the December 2006 Convertible Bond amounting to Euro 390 million and the dividends paid by PT and subsidiaries during 2006 amounting to Euro 581 million.

10

The net exposure to Brazil _ The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,537 million as at 31 December 2006 (Euro 2,680 million at the Euro/Real exchange rate prevailing as at 31 December 2006). The assets denominated in Brazilian Reais in the balance sheet as at 31 December 2006 amounted to Euro 4,939 million, equivalent to approximately 35% of total assets.

Gearing ratio _ The gearing ratio [net debt / (net debt + shareholders’ equity)] increased to 54.7% as at 31 December 2006, which compares with 58.7% as at 31 December 2005, while the shareholders’ equity plus long-term debt to total assets ratio increased to 53.4% from 46.6% . As at 31 December 2006, the net debt to EBITDA ratio was 1.6 times and EBITDA cover was 10.7 times.

Consolidated net debt

Change in Net Debt		Euro million
	2006	2005

Net debt (initial balance)	3,672.5	3,573.2
Less: free cash flow	780.2	1,049.6
Translation effect on foreign currency debt	(18.8)	126.4
Dividends paid (1)	581.5	445.4
Acquisitions of treasury shares (2)	62.1	253.0
Extraordinary contribution to fund healthcare post retirement benefits	302.3	300.0
Other (3)	(62.7)	24.1
Net debt (final balance)	3,756.6	3,672.5

Change in net debt	84.1	99.3
Change in net debt (%)	2.3%	2.8%

(1) This item included Euro 526 million of dividends paid by PT and dividends paid by other subsidiaries to minority shareholders. (2) This item corresponds to the notional amount of equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM. (3) In 2006 this included mainly Euro 42 million related to the consolidation of MTC’s net cash position and Euro 27 million related to an amount received by PT as a result of the adjustment in the equity swaps over 30.6 million PT MULTIMÉDIA shares.

Net debt _ Consolidated net debt as at 31 December 2006 increased to Euro 3,757 million, as compared to Euro 3,672 million as at 31 December 2005. The positive impact of the free cash flow of Euro 780 million generated in the period and of the consolidation of MTC’s net cash position (Euro 42 million) were more than offset by: (1) the dividends paid by PT and subsidiaries amounting to Euro 581 million; (2) the extraordinary contribution of Euro 302 million to fund post retirement healthcare obligations, and (3) the equity swaps contracted in the first half of 2006 over 7.4 million PT shares with a notional amount of Euro 62 million.

Annual report 2006	11

Consolidated Net Debt				Euro million
	31 December 2006	31 December 2005	Change	Change (%)

Short-term	1,372.7	2,415.6	(1,042.9)	(43.2%)
Bank loans	406.9	407.8	(0.8)	(0.2%)
Bonds	0.0	899.5	(899.5)	n.m.
Exchangeable bonds	0.0	390.3	(390.3)	n.m.
Other loans	749.9	589.7	160.2	27.2%
Liability with equity swaps on own shares (1)	187.6	102.0	85.6	83.9%
Financial leases	28.4	26.2	2.1	8.1%
Medium and long-term	4,467.5	5,168.6	(701.2)	(13.6%)
Bank loans	1,103.4	1,773.9	(670.5)	(37.8%)
Bonds	3,133.6	3,138.0	(4.4)	(0.1%)
Other loans	0.3	31.2	(31.0)	(99.1%)
Financial leases	230.2	225.5	4.8	2.1%

Total debt	5,840.3	7,584.2	(1,744.0)	(23.0%)
Cash and equivalents	2,083.7	3,911.8	(1,828.1)	(46.7%)

Net debt	3,756.6	3,672.5	84.1	2.3%

(1) This item corresponds to the notional amount of equity swaps contracted over 20.6 million PT shares for the share buyback approved at the April 2005 AGM.

Total debt _ As at 31 December 2006, 76.5% of total debt was medium and long-term, while 62.3% of total debt was at fixed rates. As at 31 December 2006, 85.8% of total debt was denominated in Euros, 0.4% in US Dollars and 13.7% in Brazilian Reais. As at 31 December 2006, the only loans with rating triggers were four EIB loans totalling Euro 365 million. PT’s rating was lowered to BBB- by S&P, to Baa2 by Moody’s and to BBB by Fitch on 3 August 2006. Following this revision, PT negotiated with EIB the revision of the terms and conditions of these loans. The agreement signed on 23 February 2007 allows PT to present a guarantee only in the case of a downgrade from the current rating. PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 749 million had been drawn down as at 31 December 2006. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 185 million had been drawn down as at 31 December 2006. As such, the total undrawn amount of PT’s commercial paper lines and standby facilities stood at Euro 841 million as at 31 December 2006.

The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 499 million as at 31 December 2006. Approximately 95% of Vivo’s net debt is either Real-denominated or has been swapped into Reais.

Net Debt Maturity Profile		Euro million
Maturity	Net debt	Notes

2007	(711.0)	Net cash position
2008	466.8
2009	1,078.0	Includes a Euro 880 million Eurobond issued in April 1999
2010	326.8
2011	124.4
2012	1,201.3	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	61.7
2014	35.7
2015	177.9
2015 and following	995.1	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017) and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)

Total	3,756.6

12

On 21 February 2006, PT repaid the Eurobond issued in February 2001 (Euro 900 million), and on 6 December 2006, PT repaid the exchangeable bond issued in December 2001 (Euro 390 million). PT’s average cost of debt and maturity in 2006 was 5.7% and 7.4 years respectively, including loans obtained in Brazil and denominated in Reais. Excluding Vivo’s debt and the interest cost associated with the equity swap over PT Multimedia shares, PT’s average cost of debt was 3.8% in 2006, as compared to 4.5% in 2005. The maturity of the debt excluding Brazil was 7.9 years at the end of December 2006.

Debt ratings
	Current	Outlook	Last change

Standard & Poor's	BBB-	Negative	3 August 2006
Moody's	Baa2	Negative	3 August 2006
Fitch Ratings	BBB	Negative	4 August 2006

Following the failure of the tender offer, rating agencies confirmed PT’s rating of BBB- (S&P), Baa2 (Moody’s) and BBB (Fitch).

Post retirement benefits

As at 31 December 2006, the projected benefit obligations (PBO) of PT’s post retirement benefits, including pensions, healthcare obligations and salaries to pre-retired and suspended employees, amounted to Euro 4,563 million. The PBO was computed based on a discount rate of 4.75% for pension and healthcare obligations, and 4.25% for the obligations related to the payment of salaries to pre-retired and suspended employees. PT’s post retirement benefits plans are closed to new participants since 1994 for pensions and 2000 for healthcare.

Post Retirement Benefits Obligations		Euro million

	2006	2005

Pension obligations	3,073.8	3,274.1
Healthcare obligations	491.1	912.8
Salaries to suspended and pre-retired employees	997.7	964.7

Projected benefit obligation (PBO)	4,562.6	5,151.6
Market value of funds	(2,908.1)	(2,515.7)

Gross unfunded obligation	1,654.4	2,635.9
After-tax unfunded obligations	1,216.0	1,911.0

In the second half of 2006, PT made changes to its healthcare plan in order to maintain its long-term sustainability and financing. These changes include mainly a reduction in the amount that PT pays for each medical act and an increase in participants’ contributions (from 1.7% of salary in 2007 until 2.1% of salary in 2009), with these effects leading to a reduction in healthcare benefits obligations amounting to Euro 146 million. This reduction was recorded in the income statement for the component related to vested rights (Euro 127 million), and added to the unfunded healthcare benefit obligations for the component related to unvested rights (Euro 19 million), which will be recognised over the estimated period during which these benefits will vest.

Annual report 2006	13

In addition, in December 2006 PT and SNS (National Healthcare System) agreed to terminate the protocol entered into in 2004 related to the healthcare plan. In connection with this protocol, SNS paid to PT an annual amount per participant, and PT paid the healthcare expenses incurred by its participants in the SNS hospital network. Historically, this protocol resulted in a deficit for PT, with this trend being included in the unfunded healthcare benefit obligations. Therefore, the termination of this protocol with the SNS resulted in a reduction of liabilities amounting to Euro 220 million, which was recorded as a gain in the income statement, under the caption “Curtailment costs, net”.

As at 31 December 2006, the market value of the funds amounted to Euro 2,908 million, resulting in a gross unfunded obligation of Euro 1,654 million. The effective performance of the funds in 2006 was 6.8%, which compares with the expected rate of return of 6.0% . Over the past four years, the effective performance has been higher than the expected rate of return, namely 8.1% in 2003, 8.1% in 2004 and 8.4% in 2005. The asset allocation as at 31 December 2006 was 41.5% equity, 33.4% bonds, 12.0% real estate and 13.1% cash and others.

Change in gross unfunded obligation	Euro million

2006

Gross unfunded obligation (initial balance)	2,635.9
Changes in the consolidation perimeter	2.5
Post retirement benefits costs	(72.1)
Prior years service gains not recognised in net income	(19.1)
Termination of protocol with SNS	(220.4)
Curtailment costs	208.9
Payments and contributions	(561.9)
Net actuarial gains	(319.4)
Gross unfunded obligations (final balance)	1,654.4

Changes in gross unfunded obligations	(981.4)
Changes in gross unfunded obligations (%)	(37.2%)

The reduction in the gross unfunded obligation in 2006 is primarily related to the reduction in healthcare benefits, the Euro 302 million extraordinary contribution made at the beginning of the year and the net actuarial gains amounting to Euro 319 million.

Net actuarial gains in 2006 included primarily the impacts of the changes in actuarial assumptions (Euro 222 million) and experience gains (Euro 97 million).

14

Shareholders’ equity (excluding minority interests)

Shareholders' equity _ As at 31 December 2006, shareholders' equity excluding minority interests amounted to Euro 2,255 million, an increase of Euro 427 million during 2006.

Change in shareholders' equity (excluding Minority Interests)	Euro million

2006

Equity excluding minority interests (initial balance)	1,828.4
Net income	866.8
Currency translation adjustments (1)	(79.9)
Net actuarial losses, net of tax effect	218.7
Dividends paid	(526.4)
Acquisition of treasury stock (2)	(85.6)
Hedge accounting of financial instruments and change in the fair value of investments available for sale	33.2
Equity excluding minority interests (final balance)	2,255.2

Change in equity excluding minority interests	426.9
Change in equity excluding minority interests (%)	23.3%

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) Related to equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves increased by Euro 720 million in 2005 to Euro 2,728 million in 2006, primarily as a result of the share capital reduction completed in September 2006 (Euro 1,072 million) and of a corporate restructuring which consisted of the transfer of the financial investments on PT Comunicações and TMN to the new sub-holding for domestic businesses PT Portugal (Euro 827 million).

Change in Distributable Reserves	Euro million
2006

Distributable reserves (initial balance)	719.8
Dividends paid	(526.4)
Net income under Portuguese GAAP	658.6
Share capital reduction (1)	1,072.4
Corporate restructuring (2)	827.0
Negative cumulative foreign currency translation adjustments	(6.8)
Unpaid dividends by certain subsidiaries	(14.1)
Other	(2.8)
Distributable reserves (final balance)	2,727.8

Change in distributable reserves in the period	2,007.9
Change in distributable reserves in the period (%)	278.9%

(1) This item is related to the share capital reduction to Euro 395,099,775, through the decrease in the par value of PT shares to Euro 0.35, which was completed on 11 September 2006, in connection with the share capital restructuring approved at the AGM held on 21 April 2006. (2) Sale of PT Comunicações and TMN to PT Portugal.

Annual report 2006	15

Business performance

Domestic market

Wireline

Operating revenues _ Wireline operating revenues decreased by 6.4% y.o.y in 2006 to Euro 2,072 million. Retail revenues fell by 11.0% y.o.y in 2006, mainly due to lower traffic revenues and fixed charges resulting from competition from fixed and mobile operators. The launch of wholesale line rental (WLR) also had a negative impact on fixed charges. ADSL retail revenues partially offset this performance, increasing by 13.0% y.o.y in 2006. The 13.0% y.o.y growth in pricing plans also had a mitigating effect, with pricing plans already accounting for 16.6% of traffic revenues. Wholesale revenues increased by 1.4% y.o.y in 2006, underpinned by the increase in leased lines due to the rollout of mobile 3G networks, as well as the growth in unbundled local loop (ULL) and wholesale line rental (WLR). Data and corporate revenues increased by 2.3% y.o.y in 2006, primarily as a result of the strong growth in VPN and circuits.

Wireline Income Statement (1)		Euro million
	2006	2005	y.o.y

Operating revenues	2,071.8	2,213.6	(6.4%)
Retail	1,173.5	1,318.8	(11.0%)
Wholesale	464.2	457.7	1.4%
Data & corporate	250.5	244.9	2.3%
Other wireline revenues	183.6	192.2	(4.5%)

Operating costs, excluding D&A	998.9	1,084.3	(7.9%)
Wages and salaries	272.0	286.7	(5.1%)
Post retirement benefits costs	(71.6)	(21.8)	228.2%
Direct costs	346.5	385.5	(10.1%)
Commercial costs	83.3	95.5	(12.8%)
Other operating costs	368.7	338.4	9.0%

EBITDA (2)	1,072.9	1,129.3	(5.0%)
Depreciation and amortisation	355.5	358.9	(0.9%)
Income from operations (3)	717.3	770.4	(6.9%)

EBITDA margin	51.8%	51.0%	0.8pp
Capex	238.5	233.1	2.3%
Capex as % of revenues	11.5%	10.5%	1.0pp
EBITDA minus Capex	834.3	896.1	(6.9%)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA _ EBITDA amounted to Euro 1,073 million in 2006, a decrease of 5.0% over the same period of last year. Against a backdrop of top line pressure, EBITDA performance in Wireline in 2006 was underpinned by a continued focus on cost cutting. With regards to personnel costs, PT accelerated its redundancy programme and contained wage and salary increases for the year at 1.8%, well below historical levels. As a result, wage and salary costs decreased by 5.1% y.o.y in 2006. The curtailment programme reduced headcount by 614 employees in Wireline in 2006 and allowed the company to

16

reach 613 lines per employee. Additionally, PT carried out a major effort to revise its labour obligations, namely by restructuring the healthcare benefits plan with significant savings. PT also continued to reduce actively the addressable cost base, namely in terms of commercial, network (improvement in field force productivity) and other operating costs. As a result, commercial and other operating costs decreased by 7.2% y.o.y in 2006 (adjusting for the one-off provision reversal booked in 2005). The post retirement benefits caption amounted to a Euro 72 million gain in 2006, primarily as a result of prior year service gains relating to the adjustments in post retirement healthcare obligations.

Capex _ Capex amounted to Euro 239 million in 2006, a decrease of 2.3% y.o.y and equivalent to 11.5% of operating revenues. Capex was directed mainly towards: (1) the continued investment in broadband both in terms of coverage and customer bandwidth, and (2) client-related capex as a result of the growth in corporate outsourcing contracts. EBITDA minus Capex amounted to Euro 384 million in 2006.

Accesses _ The continued growth in ADSL accesses offset to a large extent the disconnection of traditional PSTN/ISDN lines. PT’s retail ADSL accesses reached 685 thousand at the end of December 2006, underpinned by a strong fourth quarter in terms of net additions. The level of ULL net additions reached 124 thousand in 2006, compared to 63 thousand last year. In terms of voice lines, the net effect of the migration of carrier pre-selection (CPS) lines to wholesale line rental (WLR) was a reduction of 50 thousand competitor voice-only lines in the second half of the year, highlighting PT’s ability to retain better its customers and also win back customers. In the fourth quarter of 2006, the level of net disconnections of PT’s traffic-generating lines remained stable at 42 thousand, over the third quarter of 2006, which shows a clear improvement over the level registered in the first quarter of 2006 and in the second quarter of 2006 of 121 thousand and 81 thousand respectively.

ADSL _ As mentioned above, ADSL retail accesses continued to grow steadily in the period, with the launch of new services, namely the launch of a new aggressive 512 kbps offer with the objective of penetrating new market segments and providing the possibility of upselling prepaid customers to always-on products. In addition, PT launched a new prepaid offer with no obligatory recharges, aimed at accelerating the migration of customers from dial-up to broadband Internet. Currently, around two-thirds of ADSL customers have speeds of 2 Mbps or higher, as a result of the several speed up-grades made during the year.

Annual report 2006	17

Wireline Operating Data
	2006	2005	y.o.y

Main accesses ('000)	4,404	4,478	(1.7%)
Retail accesses	4,001	4,355	(8.1%)
PSTN/ISDN	3,317	3,769	(12.0%)
Traffic-generating lines	2,909	3,194	(8.9%)
Carrier pre-selection	408	575	(29.1%)
ADSL retail	685	585	17.0%
Wholesale accesses	403	123	226.2%
Unbundled local loops	196	72	171.8%
Wholesale line rental	142	0	n.m.
ADSL wholesale	65	51	25.6%
Net additions ('000)	(74)	101	n.m.
Retail accesses	(353)	25	n.m.
PSTN/ISDN	(453)	(179)	153.0%
Traffic-generating lines	(285)	(269)	6.1%
Carrier pre-selection	(168)	90	n.m.
ADSL retail	100	204	(51.0%)
Wholesale accesses	279	76	266.9%
Unbundled local loops	124	63	95.7%
Wholesale line rental	142	0	n.m.
ADSL wholesale	13	13	2.6%
Pricing plans ('000)	2,827	1,795	57.5%
ARPU (Euro)	30.1	30.5	(1.4%)
Data	5.0	4.2	19.4%
Total traffic	13,442	14,818	(9.3%)
Retail traffic	5,575	6,400	(12.9%)
Wholesale traffic	7,867	8,418	(6.5%)
Retail MOU (minutes / month)	158	163	(2.8%)
Employees	7,181	7,682	(6.5%)

Pricing plans _ Pricing plans increased by 57.5% y.o.y in 2006 to 2,827 thousand, in line with PT’s strategy of increasingly moving to a flat-rate voice offer, thus helping to improve customer retention levels. Currently, approximately 40% of the residential retail customer base has a flat rate pricing plan, with an average of 2.7 pricing plans per customer. After the launch of a new pricing plan that offers unlimited fixed-to-fixed off-peak minutes during working days, flat-rate pricing plans accounted for approximately 86% of total pricing plans at the end of December 2006. PT also launched a new pricing plan for fixed-to-mobile calls, which allows customers to make calls to a selected mobile network at Euro 0.15 per minute, while paying a higher price to the other two networks.

ARPU _ Total ARPU decreased by 1.4% y.o.y in 2006 to Euro 30.1. Subscription and voice ARPU decreased by 4.7% y.o.y in the period to Euro 25.0, while data ARPU increased by 19.4% y.o.y, driven by the strong growth in ADSL.

Traffic _ Retail traffic fell by 12.9% y.o.y. in 2006, primarily as a result of continued competition from fixed and mobile operators. PT’s retail MOU, which excludes CPS lines, decreased by 2.8% y.o.y in 2006 to 158 minutes. The reduction of 6.5% y.o.y in wholesale traffic resulted mainly from the 49.4% y.o.y decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

18

Domestic mobile - TMN

Operating revenues _ Operating revenues amounted to Euro 1,502 million in 2006, a decrease of 3.5% y.o.y, primarily as a result of the impact on service revenues of the mobile termination rate cuts (Euro 49 million) and lower equipment sales. Strong customer growth in 2006 underpinned the performance of billing revenues, which remained stable at Euro 1,117 million in 2006, increasing by 7.7% in the second half of 2006, when compared to the first of 2006. The reduction in mobile termination rates over the past quarters continued to explain the sharp decline in interconnection revenues. The reduction of the fixed-to-mobile and mobile-to-mobile interconnection rates, in the beginning of each quarter of the year, led to an average decline in 2006 of 18.5% and 18.6% respectively in interconnection rates, amounting both rates to Euro 0.11 per minute in the beginning of October 2006. Excluding the Euro 49 million impact of lower mobile termination rates, service revenues would have increased by 0.6% y.o.y in 2006.

Domestic Mobile Income Statement (1)		Euro million
	2006	2005	y.o.y

Operating revenues	1,502.4	1,557.1	(3.5%)
Services rendered	1,363.2	1,403.6	(2.9%)
Billing	1,117.0	1,116.3	0.1%
Interconnection	246.2	287.3	(14.3%)
Sales	129.7	146.3	(11.4%)
Other operating revenues	9.4	7.1	33.1%

Operating costs, excluding D&A	843.7	883.5	(4.5%)
Wages and salaries	56.0	54.2	3.4%
Direct costs	292.9	309.4	(5.3%)
Commercial costs	306.6	310.5	(1.2%)
Other operating costs	188.2	209.5	(10.2%)

EBITDA (2)	658.7	673.5	(2.2%)
Depreciation and amortisation	220.1	204.9	7.4%
Income from operations (3)	438.6	468.7	(6.4%)

EBITDA margin	43.8%	43.3%	0.6pp
Capex	188.6	170.2	10.8%
Capex as % of revenues	12.6%	10.9%	1.6pp
EBITDA minus Capex	470.1	503.3	(6.6%)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA _ EBITDA decreased by 2.2% y.o.y in 2006 to Euro 659 million, as a result of the reduction in mobile termination rates (negative impact of Euro 26 million in 2006) and the strong increase in commercial activity that resulted in a significant pickup in net additions (51.2% y.o.y in 2006). Excluding the impact of lower termination rates, EBITDA would have increased by 1.6% y.o.y in 2006. Notwithstanding higher commercial activity, EBITDA margin increased by 0.6pp y.o.y in 2006 to 43.8% . The strong margin performance was also underpinned by a continued focus on costs. Pre-SARC EBITDA margin improved by 1.5pp y.o.y in 2006.

Capex _ Capex amounted to Euro 189 million in 2006, equivalent to 12.6% of operating revenues. Capex was directed primarily towards the improvement in network capacity and 3G/3.5G coverage (approximately 72% of network capex). At the end of the year, TMN’s 3G network covered

Annual report 2006	19

approximately 80% of the population. EBITDA minus Capex amounted to Euro 470 million in 2006, equivalent to 31.3% of operating revenues.

Domestic Mobile Operating Data
	2006	2005	y.o.y

Customers ('000)	5,704	5,312	7.4%
Net additions ('000)	391	259	51.2%
MOU (minutes)	120	122	(1.1%)
ARPU (Euro)	21.0	22.8	(7.9%)
Customer bill	17.2	18.1	(5.1%)
Interconnection	3.8	4.7	(18.7%)
ARPM (Euro cents)	17.5	18.8	(6.8%)
Data as % of service revenues (%)	13.3	11.8	1.5pp
SARC (Euro)	55.1	59.2	(6.9%)
Employees	1,140	1,184	(3.7%)

Market leadership _ TMN continued to grow strongly the customer base during the year, reinforcing its leading position in the Portuguese mobile market. The positioning of the “tmn” brand was enhanced further with the Summer and Christmas campaigns, which contributed to strengthen brand awareness. The launch of innovative products and services has enabled TMN to continue to differentiate itself in the market. The restructuring of the handset portfolio has been a critical aspect of this strategy. For the Christmas campaign, the handset portfolio included ten exclusive models and was focused on handsets that provide fast Internet access, mobile TV and music downloads. TMN is also placing a strong emphasis on developing mobile broadband offer, and now provides three packages covering speeds of up to 384 Kbps, 640 Kbps and 3.6 Mbps (HSDPA). Having launched the mobile TV service in the beginning of the year, TMN now offers 26 channels, including news, music and sports. In October, a “fast zapping” functionality was also introduced in order to improve the mobile TV user experience. At the end of June 2006, TMN also introduced, for the first time in Portugal, a mobile ticketing service, in partnership with Lusomundo Cinemas, allowing customers to receive movie tickets by SMS in their mobile phones.

Customers _ Customer net additions totalled 211 thousand in 2006, an increase of 51.2% y.o.y. Considering the level of net additions in the second half of 2006 of 342 thousand, TMN’s market share of net additions improved significantly from 13% in the first half to 45% in the second half of 2006. As a result, TMN’s customer base increased by 7.4% y.o.y to 5,704 thousand at the end of December 2006. The continued growth in postpaid, both in the consumer and corporate segments, increased its overall weight to 19.4% of the total customer base at the end of December 2006. At the end of October, TMN launched the first home-zoning service in Portugal, “Casa T”. The take-up of this service has been very strong, with total Casa T subscribers reaching more than 100 thousand in the beginning of 2007.

ARPU _ ARPU decreased by 7.9% y.o.y in 2006 to Euro 21.0, as a result of the reduction in interconnection ARPU and in customer ARPU, in great part due to the strong seasonality in customer activation in the holiday period. The 18.7% y.o.y decline in interconnection ARPU resulted from the strong reduction in mobile termination rates that occurred up to October 2006.

20

MOU _ Blended MOU decreased by 1.1% y.o.y to 120 minutes in 2006, influenced also in great part by the dilutive impact of the strong level of net additions at the end of the year. This effect was particularly evident in terms of terminated traffic, with fixed-mobile MOU falling by 11.1% y.o.y in the period.

Data services _ Data services continued to underpin ARPU performance, with data revenues already accounting for 13.3% of service revenues in 2006, up from 11.8% in last year. The increase in data service revenues is primarily related to the strong growth of non-SMS data revenues, which increased by 21.7% y.o.y and accounted for 23.0% of total data revenues in 2006. The number of SMS messages in 2006 reached approximately 127 messages per month per active SMS user, reflecting the successful launch of a tariff plan targeting the youth segment. The number of active SMS users reached 52% of total customers at the end of the year.

Multimedia - PT Multimédia

Operating revenues _ PT Multimédia’s operating revenues increased by 6.1% y.o.y in 2006, underpinned by the increase in Pay-TV and cable Internet revenues.

Multimedia Income Statement (1)			Euro million
	2006	2005	y.o.y

Operating revenues	666.5	628.5	6.1%
Pay-TV and cable Internet	591.1	553.0	6.9%
Audiovisuals	52.6	53.4	(1.5%)
Cinema	43.7	40.0	9.2%
Other and eliminations	(20.9)	(18.0)	16.1%

Operating costs, excluding D&A	455.4	433.2	5.1%
Wages and salaries	40.0	43.9	(9.0%)
Direct costs	203.0	201.3	0.8%
Commercial costs	56.9	48.0	18.4%
Other operating costs	155.5	139.9	11.2%

EBITDA (2)	211.1	195.3	8.1%
Depreciation and amortisation	102.5	61.9	65.5%
Income from operations (3)	108.6	133.4	(18.6%)

EBITDA margin	31.7%	31.1%	0.6pp
Capex	132.8	185.5	(28.4%)
Capex as % of revenues	19.9%	29.5%	(9.6pp)
EBITDA minus Capex	78.3	9.8	n.m.

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA _ In 2006, EBITDA amounted to Euro 211 million, an increase of 8.1% y.o.y, underpinned primarily by the growth in Pay-TV ARPU in the period. Notwithstanding robust top line growth, the strong pickup in commercial activity resulted in higher commercial costs. PT Multimédia continued to invest in order to improve further quality of service and customer care, as well as enhance the Pay-TV offer.

Annual report 2006	21

Capex _ PT Multimédia’s capex decreased by 28.4% y.o.y in2006 to Euro 133 million, equivalent to 19.9% of operating revenues. Capex in 2006 was primarily directed towards: (1) the increase in homes passed; (2) the restructuring of the architecture of the access network to provide fibre-to-the-hub, in order to allow for greater bandwidth for customers, and (3) investments related to the launch of voice services. EBITDA minus Capex amounted to Euro 78 million in 2006, which compares with Euro 10 million in 2005.

Pay-TV and Cable Internet Operating Data
	2006	2005	y.o.y

Homes passed ('000)	2,852	2,666	7.0%
Pay-TV customers (1) (2) ('000)	1,480	1,479	0.1%
Pay-TV net additions ('000)	1	30	(96.5%)
Premium subscriptions (2) ('000)	780	774	0.8%
Pay-to-basic ratio (%)	52.7	52.3	0.4pp
Cable broadband accesses ('000)	362	348	3.9%
Cable broadband net additions ('000)	14	43	(68.1%)
Blended ARPU (Euro)	29.1	27.6	5.7%
Employees	1,330	1,341	(0.8%)

(1) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (2) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

Homes passed _ In line with PT Multimédia’s commitment to invest in the expansion and upgrade of its network, an additional 186 thousand homes were passed in 2006. Homes passed totalled 2,852 thousand at the end of December 2006, of which 97.1% were bi-directional and therefore broadband enabled. Good progress was made in 2006 with regard to the implementation of the fibre-to-the-hub access network architecture, with the five high capacity optical fibre rings that comprise greater Lisbon’s fibre-to-the-hub architecture now being fully functional. Pay-TV customers totalled 1,480 thousand at the end of December 2006, with the net additions of 29 thousand customers in the fourth quarter of 2006, showing a clear improvement over the performance of the last three quarters.

Broadband _ Broadband customers (Netcabo) increased by 3.9% y.o.y in 2006 to 362 thousand. Cable broadband penetration rose to 34.2% at the end of December 2006, which compares with 32.0% in the same period of last year.

Digitalisation programme _ The take-up of the 65 channel digital TV offering (“TV Cabo Funtastic Life”), launched in May 2005, remained strong, with total customers reaching 270 thousand at the end of December 2006 driven by the 163 thousand net additions registered in 2006. In the second quarter of 2006, the Pay-TV business completed the digitalisation programme. The total number of digital set-top boxes reached 682 thousand at the end of December 2006.

Premium subscriptions _ Sport TV posted a strong performance with the 63 thousand net additions in 2006 increasing total customers to 474 thousand at the end of December 2006. This performance reflects the quality of the Sport TV offer, as well as the positive impact of the anti-piracy measures that

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have been implemented. The total number of premium subscriptions rose by 0.8% y.o.y to 780 thousand at the end of December 2006, equivalent to a pay-to-basic ratio of 52.7% .

ARPU _ Blended ARPU increased by 5.7% y.o.y in 2006 to Euro 29.1, reflecting the strong take-up of the digital service “TV Cabo Funtastic Life”, the increase in Sport TV subscriptions and the higher penetration of cable broadband.

“3 Play” _ On 23 January 2007, PT Multimédia’s cable subsidiary, TV Cabo launched telephony services, establishing itself as an integrated triple-play operator - “3 Play”. The bundled offer launched comprises Pay-TV, broadband Internet and voice telephony. The up-selling of voice services to existing broadband customers is expected to allow TV Cabo to continue to grow further ARPU, reduce churn and segment better its offers to meet customers demands. The voice service includes unlimited national fixed line calling and is available to customers that, in addition to Pay-TV services, also have a flat-fee cable broadband subscription. Currently around 80% of the TV Cabo network is ready to provide the new telephony service. By the end of 2007, network coverage for this service should increase to approximately 90%.

International market

Brazilian mobile - Vivo

Operating revenues _ Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, decreased by 7.2% y.o.y in 2006 to R$ 11,498 million, primarily as a result of the decrease in service revenues, equipment sales and in other operating revenues. Service revenues decreased by 7.5% y.o.y in 2006, in great part as a result of the challenging operating environment.

EBITDA _ EBITDA decreased by 12.1% y.o.y in 2006 to R$ 2,711 million. As part of the ongoing restructuring plan, Vivo continues to implement measures to increase usage and address actively its cost base, with the view of improving its operating performance. The integration of the various Vivo operating companies allowed for wages and salaries to remain stable at R$ 631 million in 2006. Unitary subscriber acquisition and retention costs, which include marketing, handset subsidies and commissions, also fell by 21.6% y.o.y in 2006, as a result of the increased percentage of gross additions made in own stores, the change in handset mix, and the reduction in marketing and commissions. The initiatives adopted to control bad debt had a significant impact on costs, with provisions decreasing to R$ 235 million in the second half from R$ 661 million in the first half of 2006. This was the result of the measures implemented to better control cloning (down 95% y.o.y), to reduce the credit risk in customer

Annual report 2006	23

acquisition, and to improve the collections process. EBITDA was also positively impacted in the fourth quarter of 2006 by the reversal of the PIS/Cofins tax.

Brazilian Mobile Income Statement (1)			R$ million
	2006	2005	y.o.y

Operating revenues	11,498.0	12,387.0	(7.2%)
Services rendered	9,777.5	10,567.8	(7.5%)
Sales	1,391.7	1,422.0	(2.1%)
Other operating revenues	328.9	397.2	(17.2%)

Operating costs, excluding D&A	8,787.3	9,301.3	(5.5%)
Wages and salaries	631.0	627.3	0.6%
Direct costs	1,359.6	1,310.0	3.8%
Commercial costs	3,277.1	3,913.6	(16.3%)
Other operating costs	3,519.5	3,450.4	2.0%

EBITDA (2)	2,710.8	3,085.7	(12.1%)
Depreciation and amortisation	2,763.4	2,761.9	0.1%
Income from operations (3)	(52.7)	323.8	n.m.

EBITDA margin	23.6%	24.9%	(1.3pp)
Capex	2,113.0	2,195.1	(3.7%)
Capex as % of revenues	18.4%	17.7%	0.7pp
EBITDA minus Capex	597.7	890.6	(32.9%)

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Capex _ Capex decreased by 3.7% y.o.y in 2006 to R$ 2,113 million, equivalent to 18.4% of operating revenues. Capex was directed towards: (1) the implementation of the GSM/EDGE overlay; (2) network coverage and quality, and (3) the consolidation and rationalisation of billing, CRM and ERP information systems.

Brazilian Mobile Operating Data (1)
	2006	2005	y.o.y

Customers ('000)	29,053	29,805	(2.5%)
Net additions ('000)	(752)	3,262	n.m.
MOU (minutes)	74	78	(5.4%)
ARPU (R$)	27.1	28.7	(5.3%)
Data as % of service revenues (%)	6.8	6.0	0.7pp
SARC (R$)	130.7	166.6	(21.6%)
Employees	5,896	6,084	(3.1%)

(1) Operating data calculated using Brazilian GAAP.

Customers _ The competitive environment remained challenging in 2006, particularly in the mid- and high-end segments, where some operators decreased the entry level barriers substantially. Net additions in the second half of the year totalled 528 thousand, increasing the total customer base to 29,053 thousand. Approximately 46% of net additions in the second half of 2006 were postpaid. The decrease of 2.5% y.o.y in total customers is explained by the database adjustment undertaken in the second quarter of 2006 of 1,823 thousand customers.

Data revenues _ Data as a percentage of total service revenues increased by 0.7pp in 2006 to 6.8% . Approximately 48% of data revenues were derived from non-SMS data, such as downloads, Internet

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access and others. Vivo undertook a significant reduction in SMS prices in the second half of the year, with the objective of stimulating data usage further.

MOU _ Vivo’s blended MOU decreased by 5.4% y.o.y in 2006 to 74 minutes, primarily due to the negative evolution of prepaid MOU traffic. The reduction in incoming traffic impacted the prepaid segment, as a result of the tariff rebalancing and the increase in fixed-to-mobile termination prices (V-UM). However, blended MOU registered a positive evolution in the second half of 2006, underpinned by the significant growth in outgoing MOU, as a result of the successful campaigns launched in the second half, aimed at stimulating mobile usage.

ARPU _ Vivo’s blended ARPU was R$ 27.1 in 2006, a decrease of 5.3% over the same period of last year, primarily as a result of the decrease in incoming traffic, the fixed-to-mobile to mobile-to-mobile traffic migration and the traffic promotions. However, in the second half of 2006 total ARPU posted a strong performance, primarily as a result of the positive effect resulting from the end of the partial bill & keep interconnection regime. The promotional campaigns made in the period, aimed at stimulating usage, also had a positive impact both on traffic and ARPU.

Other international investments

In 2006, all PT’s other international assets posted a solid performance, both at the revenue and EBITDA level.

Highlights of Main Assets in Africa, Brazil and Asia (2006) (1) (2)						thousand (customers), million (financials)
	Stake	Customers	Rev. local	y.o.y	EBITDA local (5)	y.o.y	Margin	Rev. Euro	EBITDA Euro

Médi Télécom (3)	32.18%	5,169.6	4,691.2	7.3%	2,078.4	19.7%	44.3%	425.1	188.3
Unitel (3)	25.00%	2,048.7	649.3	45.9%	433.9	40.9%	66.8%	517.1	345.5
CTM (3)	28.00%	473.4	2,101.2	10.9%	811.0	1.3%	38.6%	209.1	80.7
UOL	29.00%	1,590.0	480.7	8.3%	136.3	33.8%	28.4%	176.0	49.9
CVT (4)	40.00%	181.9	6,957.7	14.2%	4,417.9	26.0%	63.5%	63.1	40.1
MTC (4)	34.00%	609.7	999.6	21.2%	590.3	13.9%	59.1%	115.8	68.4
Timor Telecom (4)	41.12%	51.6	23.2	34.4%	9.4	70.3%	40.6%	18.5	7.5
CST (4)	51.00%	26.0	139,101	26.9%	48,538	23.7%	34.9%	8.8	3.1

(1) All information in local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Timor Telecom. (3) Equity method consolidation. (4) Full consolidation method. (5) EBITDA = income from operations + depreciation and amortisation.

Morocco - Médi Télécom

Médi Télécom revenues increased by 7.3% y.o.y in 2006 to MAD 4,691 million, while EBITDA increased by 19.7% y.o.y to MAD 2,078 million. The mobile customer base rose by 28.1% y.o.y to 5,170 thousand, with net additions in 2006 totalling 1,135 thousand. MOU decreased by 13.9% y.o.y in 2006, reaching 51 minutes. ARPU totalled MAD 90 in 2006, a decrease of 13.1% over the same period of last year, mainly due to the increase of the customer base.

Annual report 2006	25

Angola - Unitel

Unitel’s revenues and EBITDA grew by 45.9% and 40.9% y.o.y respectively in 2006, underpinned by strong customer growth. Net additions totalled 851 thousand in 2006, with the total customer base reaching 2,049 thousand at the end of December 2006, an increase of 71.1% over the same period of last year. Unitel’s MOU decreased by 19.1% y.o.y in 2006 to 141 minutes, due to the strong increase in the customer base. ARPU totalled USD 34 in 2006, a decrease of 24.9% y.o.y, primarily as a result of the reduction in MOU in the period.

Macao - CTM

CTM’s revenues increased by 10.9% y.o.y to MOP 2,101 million in 2006, as a result of the increase in the number of mobile and broadband customers. EBITDA improved by 1.3% y.o.y to MOP 811 million in 2006. In the mobile division, customers increased by 21.7% y.o.y to 297 thousand at the end of December 2006. Notwithstanding the growth in the customer base, CTM’s mobile ARPU increased by 13.7% y.o.y to MOP 250 in 2006. In October 2006 CTM was awarded a 3G licence in Macao.

Namibia - MTC

MTC’s revenues and EBITDA increased by 21.2% and 13.9% y.o.y respectively, due to the strong increase in the customer base. Net additions totalled 161 thousand in 2006, with the total customer base reaching 610 thousand at the end of December 2006, an increase of 35.8% over the same period of last year. ARPU totalled NAD 158 in 2006, a decrease of 8.6%, primarily as a result of the growth in the customer base in the period.

Cape Verde - CVT

CVT’s revenues and EBITDA increased by 14.2% and 26.0% y.o.y respectively in 2006. In the Wireline division, main lines increased by 2.3% y.o.y in 2006 to 73 thousand. In the mobile division, customers increased by 33.2% y.o.y to 109 thousand, with net additions of 27 thousands. Mobile MOU reached 79 minutes, a decrease of 2.3% y.o.y in 2006. Mobile ARPU in 2006 was CVE 3,062, an increase of 1.8% y.o.y.

Brazil - UOL

UOL’s revenues increased by 8.3% y.o.y to R$ 480 million in 2006, as a result of the growth in the customer base and in advertising revenues. EBITDA increased by 33.8% y.o.y to R$ 136 million in 2006, corresponding to an EBITDA margin of 28.4%, underpinned by the strong growth in brand advertising and sponsored link clients coupled with a strict cost control. UOL’s subscriber base totalled 1,590 thousand at the end of December 2006, including 793 thousand broadband customers, which represented an increase of 35% over the same period of last year. In December 2006, page views and unique visitors increased both by 24% y.o.y.

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East Timor - Timor Telecom

Timor Telecom’s revenues and EBITDA increased by 34.4% and 70.3% y.o.y respectively, mainly as a result of the increase in the number of mobile customers. In the mobile division, Timor Telecom added 16 thousand customers in 2006 to 49 thousand at the end of December 2006, representing a 48.6% y.o.y increase. Mobile MOU increased by 8.7% y.o.y, reaching 105 minutes in 2006. Mobile ARPU was USD 36 in 2006, an increase of 1.4% y.o.y.

São Tomé e Príncipe - CST

CST’s revenues increased by 26.9% y.o.y to STD 139,101 million in 2006, with EBITDA growing by 23.7% y.o.y to STD 48,538 million. In the mobile division, CST added 6 thousand customers in 2006, bringing the total number of customers to 18 thousand at the end of December 2006, representing na increase of 54.1% over the same period of last year. Mobile MOU decreased by 6.0% y.o.y in 2006, reaching 81 minutes, as a result of the growth in the subscriber base. Mobile ARPU was STD 384 thousand in 2006, an increase of 2.3% y.o.y.

Annual report 2006	27

Employees

Number of Employees and Productivity Ratios
	31 Dec 2006	31 Dec 2005	y.o.y	y.o.y

Domestic employees	12,666	13,101	(435)	(3.3%)
Wireline	7,181	7,682	(501)	(6.5%)
Domestic mobile • TMN	1,140	1,184	(44)	(3.7%)
Multimedia • PT Multimédia	1,330	1,341	(11)	(0.8%)
Other	3,015	2,894	121	4.2%
International employees	19,392	19,289	103	0.5%
Brazilian mobile • Vivo (1)	2,948	3,042	(94)	(3.1%)
Other	16,444	16,247	197	1.2%
Total group employees	32,058	32,390	(332)	(1.0%)

Fixed lines per employee	613	583	30	5.2%
Mobile cards per employee
TMN	5,003	4,487	516	11.5%
Vivo	4,928	4,899	29	0.6%

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.

At the end of December 2006, the number of staff employed by PT totalled 32,058 employees, of which 39.5% were based in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 5.2% y.o.y to 613 lines reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 11.5% to 5,003 cards. At the end of December 2006, the total number of staff employed by Vivo decreased by 3.1% y.o.y to 5,896 employees, with the ratio of mobile cards per employee increasing by 0.6% to 4,928 cards.

PT concluded its workforce reduction programme in 2006 according to plan, with headcount decreasing by 792 employees, of which 614 in Wireline business.

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Capital markets

Shareholder remuneration

Supported on PT’s solid financials, the Board of Directors proposed in its report, announced on 20 February 2007, an increase of the shareholder remuneration package up to 2009 to a total of Euro 6.2 billion, equivalent to Euro 5.6 per share, that consists of:

  The acquisition of own shares in the amount of Euro 2.1 billion. Shares will be acquired at market price, up to a maximum price of Euro 11.50 per share, resulting in the acquisition of a minimum of 16.5% of PT’s current share capital;

  Remuneration of Euro 2.0 billion corresponding to dividends for the fiscal year 2005 in the amount of Euro 526 million distributed in 2006, to the payment of the May 2007 dividend equal to Euro 0.475 per share for the fiscal year 2006 and a commitment to an annual dividend payment of Euro 0.575 per share for 2008-09 post completion of the acquisition of own shares; and

  The distribution of 180.6 million shares of PT Multimédia to PT shareholders, equivalent to Euro 2.0 billion or Euro 1.8 per PT share, assuming PT Multimédia share price as at 16 February 2007 (Euro 10.85 per share).

Regarding dividends for the fiscal year 2006 to be paid in 2007, PT’s Board of Directors will propose the submission for shareholders’ approval at the next AGM, to be held on 27 April 2007, the payment of a cash dividend of Euro 0.475 per share for the fiscal year 2006, in line with the amount distributed last year.

Annual report 2006	29

Shareholder structure

PT has a diversified shareholder base, with approximately 70% of its share capital being held by foreign shareholders, divided mainly among United States and Europe. The Portuguese market increased its weight in PT’s share capital to 29%, with Continental Europe and the US market representing each around a quarter of PT’s outstanding capital.

At the end of 2006, the holdings of the qualified shareholders represented approximately 47% of PT’s share capital, as follows:

Qualified Holdings	31 December 2006
Institutions	No. of shares	% of capital

Telefónica	112,473,826	9.96%
Banco Espírito Santo	87,734,177	7.77%
Brandes Investment Partners	83,649,255	7.41%
Caixa Geral de Depósitos	57,740,600	5.11%
Telmex	38,460,000	3.41%
Ongoing Strategy Investments (1)	34,012,746	3.01%
Paulson & Co.	26,385,303	2.34%
Fidelity Group	23,592,185	2.09%
Fundação José Berardo	23,357,466	2.07%
Barclays	23,216,664	2.07%
UBS	22,779,481	2.02%

(1) Includes Insight Strategic Investments’ holding.

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Share performance

PT shares registered a favourable evolution in 2006, reflecting the positive performance of the European telecommunications sector in the period, notwithstanding the impact of the tender offer launched on the Company in February 2006. In 2006, PT’s share price increased by 15.1% over the previous year to close at Euro 9.84. The DJ Stoxx Telecom Europe index in 2006 also increased by 16.9% over last year, as well as the PSI-20 index which registered an increase of 29.9% in the same period.

Among the major financial markets, the Bovespa registered the best performance in 2006 (+32.9%), followed by the IBEX (+31.8%) . The PSI-20 index also saw a postive performance in 2006, registered the second highest increase (+29.9%) among the european financial markets.

Annual report 2006	31

Around 1,220 million PT shares were traded in 2006, equivalent to a daily average of 5 million shares, with the trading volume accounting for approximately a quarter of the total trading volume of Eurolist by Euronext. PT’s average turnover increased to 107% in 2006, as compared with 98% in last year.

In 2006, PT’s ADRs decreased by 28.5%, closing the year at US$ 12.94. An average of approximately 102 thousand PT ADRs were traded daily in 2006 on the New York Stock Exchange. The number of ADRs outstanding at the end of 2006 was 52.4 million, of which 70% were owned by international qualified shareholders. PT’s ADR programme continues to be one of the most active among European telecom operators.

Bond performance

The key credit strength of PT in 2006 was again its ability to generate a strong operating free cash flow, as a result of strong leading market positions in both fixed and mobile businesses in Portugal and in mobile business in Brazil, as well as the implementation of continued cost cutting programs. In 2006, PT maintained a strong liquidity position, given its high level of cash, its debt profile and the additional flexibility provided by its stand-by lines.

Nevertheless, the key factors determining PT’s rating changes and bond performance over the year were the tender offer for Portugal Telecom shares announced on 6 February 2006 and the shareholders’ remuneration plan presented by the Board of PT.

Rating

Just after the announcement of a tender offer over Portugal Telecom, Standard & Poor’s placed PT’s rating on CreditWatch with negative implications, while Moody’s placed PT’s rating on review for possible downgrade, due to the possible increased leverage that would result from the transaction. Following PT Board presentation of an alternative shareholders’ remuneration plan, increasing the company’s indebtedness, Standard & Poor’s and Moody’s downgraded PT’s rating to BBB+ and Baa1, respectively, on 8 March 2006. On 3 August 2006, Standard & Poor’s and Moody’s downgraded PT’s rating to BBB- and Baa2, respectively, following PT’s announcement of a further step-up in the shareholder distribution policy. After the failure of the tender offer over Portugal Telecom, both rating agencies confirmed PT’s rating as BBB- (Standard & Poor’s) and Baa2 (Moody’s), both with stable outlook.

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Bonds

PT’s Eurobond spreads were relatively stable until the announcement of the tender offer, when they widened significantly as the market partially anticipated the deterioration of PT’s credit quality that would result from the success of the tender offer. Thus, PT’s bond performance until the end of the year was mainly determined by the probability of success assigned to the offer.

In 2006, PT’s exchangeable bonds traded close to par during the period until being repaid, on 6 December 2006, as they became closer to their maturity date and share market price continued distant from the conversion price.

Investor relations activities

PT has a policy of providing its shareholders and other members of the international financial community with clear, transparent, two-way communications on a regular basis.

The company participated in several investor events including investor roadshows, analyst and investor presentations, one-on-one meetings and conference calls, as well as investor conferences in Europe and in the US.

In 2006, PT held a total of approximately 280 meetings with analysts and investors. 200 of these meetings were one-on-one meetings hosted during roadshows and investor conferences, while the remaining 80 were at PT’s offices through one-on-one meetings and conference-calls.

Annual report 2006	33

During the year, PT held three roadshows in Europe and the US. The most significant one was held in March 2006 (after the announcement of the full year results) and involved meetings with investors in fourteen cities in eight countries.

The domestic and international financial community continued to recognise PT’s efforts in terms of investor relations. This was recognised internationally by the two awards PT received from Institutional Investor:

  Best Investor Relations Professional of the Telecommunication Sector (Sell-side)
  Best Investor Relations in Portugal

Also at the international level, PT won the prize of Best Investor Relations Officer in Portugal at the 2006 IR Magazine Continental Europe Awards. In addition, PT was ranked fourth in terms of Best IR websites in the world in the telecommunications sector, promoted by IR Web Report. Domestically, PT received the prize of Best Usage of Technology in Investor Relations at the 2006 Investor Relations Awards.

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Key events in 2006

Shareholder remuneration

  21 April _ PT’s shareholders approved at the AGM the payment of a cash dividend of Euro 0.475 per share for the fiscal year 2005. The dividend was paid on 19 May 2006.

  3 August _ PT’s Board of Directors announced its intention to increase the shareholder remuneration package announced on 6 March 2006 for the 2006-2008 period from Euro 3.0 billion to Euro 3.5 billion (including the dividend already paid in May 2006 of Euro 536 million).

PT Multimédia spin-off

  3 August _ PT’s Board of Directors announced its intention to spin off PT’s 58.43% interest in PT Multimédia. In this transaction, PT shareholders are expected to receive 4 PT Multimédia shares for each 25 PT shares owned.

Post retirement benefits

  8 May _ PT’s Executive Committee implemented a decision approved in January 2006 to contribute an additional Euro 300 million to a fund to cover healthcare post retirement obligations.

  3 August _ PT’s Board of Directors announced that it intends to reduce the expected funding period of its post retirement benefits deficit from 14 years to 6 years through extraordinary contributions totalling Euro 1.0 billion over the 2006-2008 period, upon achieving an improved labour relations framework.

  October 2006 _ PT adjusted the company’s healthcare benefits, in line with other similar plans in Portugal. PT also decided not to enter into a new protocol with the national healthcare system (SNS) upon termination of the current protocol at the end of 2008, unless the financial and economic conditions of such protocol are changed in order to be neutral to positive for PT.

  December 2006 _ PT and the SNS agreed to end the protocol as of October 2006, following the decision mentioned above. The combined effect of this decision and the adjustment to the healthcare benefits mentioned above was a Euro 367 million reduction in the projected benefit obligations (PBO).

Annual report 2006	35

Share capital

  21 April _ PT’s shareholders approved at the AGM a share capital increase in the amount of Euro 338,656,950, to be carried out by means of the incorporation of: (1) share issuance premiums in the amount of Euro 91,704,891; (2) legal reserves in the amount of Euro 121,523,559, and (3) special reserve relating to the cancellation of treasury shares in the amount of Euro 125,428,500. At the same meeting, the shareholders approved a share capital reduction to the amount of Euro 395,099,775, to be carried out through a reduction in the par value of PT shares, whereby each share will have a par value of Euro 0.35.

  11 May _ PT executed the public deed for the approved share capital increase of Euro 338,656,950 to Euro 1,467,513,450, through the increase in the par value of PT shares from Euro 1 to Euro 1.30.

  11 September _ PT executed the public deed for the approved share capital reduction of Euro 1,072,413,675 to Euro 395,099,775, through the reduction in the par value of PT shares from Euro 1.30 to Euro 0.35. Following the completion of the share capital reduction, adjusted distributable reserves as at 30 June 2006 would have amounted to Euro 1,425 million, including the impact of the share buyback already executed up to 6 February 2006 (Euro 164 million).

Vivo’s GSM network

  20 July _ The Board of Directors of Vivo approved the investment in a GSM/EDGE network overlay convertible into W-CDMA, to be added to the current CDMA network. The investment in a GSM/EDGE network overlay, should enhance Vivo’s competitive position in the market by: (1) reducing handset subsidies, through strong savings in handset procurement; (2) providing a broader handset portfolio across the various segments; (3) achieving nationwide coverage, through existing roaming agreements; (4) providing a smoother and cheaper evolution to W-CDMA over time, and (5) allowing for the launch of new and innovative services, such as BlackBerry. The GSM/EDGE network overlay may require a capex of approximately R$ 1,080 million.

Vivo corporate restructuring

  22 February _ The shareholders of TCP, TCO, TSD, TLE and CRTPart approved the Vivo corporate restructuring at their respective shareholder meetings. The restructuring was completed on 30 March 2006 and consisted of the merger of shares of TCO into TCP and the merger of TSD, TLE and CRTPart into TCP, which was renamed Vivo Participações SA.

  31 March _ The ON and PN shares of Vivo Participações started being traded as a single company on the Bovespa and the New York Stock Exchange.

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Debt

  8 March _ Moody’s and Standard & Poor’s changed their ratings for PT from A3 and A- to Baa1 and BBB+ respectively.

  3 August _ Moody’s and Standard & Poor’s changed their ratings for PT from Baa1 and BBB+ to Baa2 and BBB- respectively.

  4 August _ Fitch Ratings changed its ratings for PT from BBB+ to BBB.

Board of Directors

  21 April _ PT’s shareholders approved at the AGM the election of the Board of Directors for the 2006–2008 term of office.

  24 April _ PT’s Board of Directors determined the composition of the Executive Committee, as follows:

       Henrique Granadeiro (CEO)
       Zeinal Bava (Vice-president)
       Rodrigo Costa (Vice-president)
       Luís Pacheco de Melo (CFO)
       João Pedro Baptista
       António Caria
       Rui Pedro Soares

Public tender offer

  6 February _ PT was informed that Sonaecom made a preliminary announcement of its intention to launch an unsolicited tender offer for a controlling stake in PT.

  6 March _ PT published the report of the Board of Directors regarding the preliminary public tender offer announced by Sonaecom on 6 February 2006.

  28 September _ PT announced that it had received the project of decision from the Competition Authority not to oppose the concentration notified by Sonaecom related to the public tender offers in progress for PT and PT Multimédia.

  22 December _ PT announced that it was notified by the Competition Authority of the decision not to oppose the concentration notified by Sonaecom related to the public tender offers in progress for PT and PT Multimédia. The decision contained conditions and obligations intended to guarantee compliance with the commitments accepted by the authors of the notification.

Annual report 2006	37

Subsequent events

Launch of telephony services by TV Cabo

  23 January _ PT Multimédia’s cable subsidiary, TV Cabo launched telephony services, establishing itself as an integrated triple-play operator - “3 Play”.

Public tender offer

  12 January _ PT published an update to the report of the Board of Directors regarding the public tender offer announced by Sonaecom. On the same date, PT was notified by the CMVM of its decision to register the offer.

  20 February _ PT published an update to the report of the Board of Directors, following the revision of the offer price announced by Sonaecom on 15 February 2007.

  27 February _ PT issued a clarification on the shareholder remuneration package included in the update to Board of Directors Report on the revision of the offer price published on 20 February 2007.

  1 March _ Following the amendment to the prospectus on the tender offer launched by Sonaecom SGPS and Sonaecom BV, the Board of Directors of PT considered that the offerors’ amendments to the prospectus did not change the consideration and terms of the revised offer that has been announced, only clarified the conditions of the financing of the offer, namely the sale of assets and the allocation of PT’s results through dividends to service the debt assumed by the offerors.
  Therefore, the Board of Directors reiterated the position and the commitments expressed in its report of 20 February 2007.

  2 March _ PT’s shareholders rejected, by the majority of the votes cast at the general meeting, the proposal related to the removal of the voting limitation in the bylaws of the Company, which the approval was a condition of the tender offer launched by Sonaecom. Thus, and in accordance with the understanding of the Portuguese Securities Commission (“CMVM”), the tender offer launched by Sonaecom for PT and PT Multimédia shares, and their effects have lapsed.

38

General Shareholders’ Meeting

  2 March _ In addition to the rejection of the proposal related to the amendment of the Company's bylaws mentioned above, PT's shareholders also approved:

    Election of the Vice-Chairman of the General Meeting of Shareholders, Mr. Daniel Proença de Carvalho, and of the Secretary of the General Meeting of Shareholders, Mr. Francisco Manuel Leal Barona, to complete the 2006/2008 term of office, following the termination of the term of office of the former holders of these positions;

    Ratification of the appointment of the Director Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos to complete the 2006/2008 term of office.

Debt

  5 March _ Moody’s confirmed its rating for PT at Baa2, with stable outlook, following the failure of the tender offer. Fitch Ratings also confirmed its rating for PT at BBB, with negative outlook.

  16 March _ Standard & Poor’s confirmed its rating for PT at BBB-, with stable outlook, following the failure of the tender offer.

Annual report 2006	39

Prospects

Portugal Telecom aims to continue to explore the growth potential of its domestic and international asset portfolio. Domestically, PT’s strategy will focus on:

  Separation of the fixed networks through the spin-off of PT Multimédia;

  Service offerings focused on fixed-mobile convergence;

  Development of a triple- / quadruple-play offering;

  Commitment to the accelerated deployment of 3G services and the adoption of new technologies (WiFi, WiMax, HSDPA);

  Increase market share in mobile;

  Continue to implement cost control measures;

  Explore mobile network sharing opportunities with the view of achieving operational savings;

  Segregate the fixed line wholesale business.

Internationally, PT will continue to develop the mobile business in Brazil and explore the growth potential of the assets in Africa, namely by:

  Focus on value creation in the Brazilian businesses and operating performance improvement;

  Crystallisation of value of African assets;

  Selectively consider value-creating opportunities to complement PT’s portfolio;

  Clearly defined international partnerships.

Supported on PT’s solid financials, the Board of Directors proposed a shareholder remuneration package up to 2009 that consists of:

  Execution of a share buyback programme in the amount of Euro 2.1 billion, through the acquisition of a minimum of 16.5% of PT’s outstanding share capital at a maximum price of Euro 11.5 per share;

  Payment of an annual dividend of Euro 0.475 per share in 2007 and the commitment to an annual dividend of Euro 0.575 per share in 2008-2009 (following the completion of the share buyback programme); and

  Distribution of 180.6 million PT Multimédia shares to PT shareholders.

Lisbon, 21 March 2007.

The Board of Directors

40

Consolidated financial statements

Annual report 2006	41

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005
(Amounts stated in Euro)

	Notes	2006	2005

CONTINUED OPERATIONS
REVENUES
Services rendered	6	5,783,556,158	5,836,879,781
Sales	6	461,218,596	447,461,824
Other revenues	6	98,172,268	101,076,689

		6,342,947,022	6,385,418,294

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries	8	668,383,435	667,331,163
Post retirement benefits	9	(72,114,978)	(21,605,155)
Direct costs	10	908,351,001	881,181,310
Costs of products sold	11	596,513,104	652,281,025
Support services		230,004,854	230,180,097
Marketing and publicity		155,401,134	184,409,651
Supplies and external services	12	1,025,503,161	958,527,829
Indirect taxes	14	177,251,170	166,036,274
Provisions and adjustments	38	230,193,672	171,477,441
Depreciation and amortisation	32 and 33	1,209,777,642	1,120,668,813
Curtailment costs, net	9	20,302,638	314,309,785
Losses on disposals of fixed assets, net		8,123,362	1,178,075
Other costs, net	15	98,431,053	17,652,164

		5,256,121,248	5,343,628,472

Income before financial results and taxes		1,086,825,774	1,041,789,822
Net interest expense		227,245,692	257,637,731
Net foreign currency exchange gains		(4,891,607)	(41,335,993)
Losses (gains) on financial assets	16	(18,278,335)	8,765,259
Equity in earnings of associated companies, net	30	(131,354,166)	(238,226,177)
Net other financial expenses	17	52,289,059	64,453,097

		125,010,643	51,293,917

Income before taxes		961,815,131	990,495,905
Minus: Income taxes	18	7,687,318	323,273,235

Net income from continued operations		954,127,813	667,222,670

DISCONTINUED OPERATIONS
Net income from discontinued operations	19	-	21,732,952

NET INCOME		954,127,813	688,955,622

Attributable to minority interests	20	87,368,156	34,970,803
Attributable to equity holders of the parent	22	866,759,657	653,984,819

Basic earnings per share from continued operations	22	0.78	0.55
Basic earnings per share from total operations	22	0.78	0.57

The accompanying notes form an integral part of these financial statements.

42

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED BALANCE SHEET
31 DECEMBER 2006 AND 2005
(Amounts stated in Euro)

	Notes	2006	2005

ASSETS
Current Assets
Cash and cash equivalents		548,464,617	612,158,485
Short-term investments	23	1,535,233,729	3,299,609,953
Accounts receivable - trade	24	1,181,912,412	1,389,229,606
Accounts receivable - other	25	218,912,177	244,263,314
Inventories	26	130,280,564	152,172,630
Taxes receivable	27	211,747,572	203,813,170
Prepaid expenses	28	121,714,749	146,271,926
Other current assets	29	50,405,004	106,210,553

Total current assets		3,998,670,824	6,153,729,637

Non-Current Assets
Accounts receivable - trade		916,813	677,552
Accounts receivable - other	25	15,237,939	19,804,605
Taxes receivable	27	124,531,128	117,244,409
Prepaid expenses		2,628,424	3,429,929
Investments in group companies	30	499,098,279	425,602,626
Other investments	31	132,391,079	96,079,089
Intangible assets	7.e) and 32	3,490,881,263	3,601,620,470
Tangible assets	7.e) and 33	3,942,033,190	4,062,003,121
Post retirement benefits	9	134,060,519	-
Deferred taxes	18	1,167,007,154	1,387,811,009
Other non-current assets	29	663,792,688	760,811,964

Total non-current assets		10,172,578,476	10,475,084,774

Total assets		14,171,249,300	16,628,814,411

LIABILITIES
Current Liabilities
Short-term debt	34	1,372,724,030	2,415,606,371
Accounts payable - trade		635,712,710	716,143,471
Accounts payable - other	35	479,376,513	413,744,612
Accrued expenses	36	680,217,532	707,921,185
Deferred income	37	215,738,311	208,155,446
Taxes payable	27	316,962,828	237,236,979
Provisions	38	105,151,491	163,098,954
Other current liabilities	39	82,495,889	85,612,446

Total current liabilities		3,888,379,304	4,947,519,464

Non-Current Liabilities
Medium and long-term debt	34	4,467,537,132	5,168,626,522
Accounts payable - other		56,453	2,473,302
Taxes payable	27	25,787,484	32,413,222
Deferred income		380,097	429,155
Provisions	38	102,633,567	115,423,190
Post retirement benefits	9	1,807,570,587	2,635,883,744
Deferred taxes	18	90,377,817	334,867,077
Other non-current liabilities	39	682,488,921	809,101,370

Total non-current liabilities		7,176,832,058	9,099,217,582

Total liabilities		11,065,211,362	14,046,737,046

SHAREHOLDERS' EQUITY
Share capital	40	395,099,775	1,128,856,500
Capital issued premium	40	-	91,704,891
Treasury shares	40	(187,612,393)	(102,044,948)
Legal reserve	40	82,706,881	179,229,361
Reserve for treasury shares	40	-	125,428,500
Accumulated earnings	40	1,965,055,467	405,216,985

Equity excluding minority interests		2,255,249,730	1,828,391,289
Minority interests	20	850,788,208	753,686,076

Total equity		3,106,037,938	2,582,077,365

Total liabilities and shareholders' equity		14,171,249,300	16,628,814,411

The accompanying notes form an integral part of these financial statements.

Annual report 2006	43

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSES
FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005
(Amounts stated in Euro)

	Notes	2006	2005

Income and expenses recognised directly in shareholders' equity
Accrued post-retirement liability
Net actuarial gains	9.6	319,415,213	(730,276,049)
Tax effect (i)	18	(100,691,917)	199,547,931
Financial instruments and investments
Hedge accounting (ii)	41	25,598,738	56,482
Investments available for sale
Change in fair value	31	19,831,643	(6,774,190)
Transferred to profit and loss on sale	16	-	5,960,000
Tax effect (i)	18	(12,223,825)	208,370
Foreign currency translation adjustments (iii)		(79,860,785)	700,952,138

		172,069,067	169,674,682
Income recognised in the consolidated income statement		954,127,813	688,955,622

Total income recognised		1,126,196,880	858,630,304

Attributable to minority interests		87,368,156	34,970,803
Attributable to equity holders of the parent		1,038,828,724	823,659,501

(i)	In 2006, the tax effect includes the tax impact on deffered taxes of the change in tax rate from 1 January 2007, which amounts to Euro 16,231,317 (Note 18).

(ii)
In 2006 and 2005, this caption includes a cost of Euro 7 million and a gain of Euro 0.2 million, respectively, which were transferred to profit and loss. The remaining amounts in this caption are related to the change in the fair value ot these derivatives.

(ii)
Gains recorded in 2005 are mainly related to the appreciation of the Real against the Euro from 3.6147 as at 31 December 2004 to 2.744 as at 31 December 2005, while losses recorded in 2006 are basically related with the devaluation of the Real against the Euro from 2.744 to 2.8118 as at 31 December 2006.

The accompanying notes form an integral part of these financial statements.

44

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005
(Amounts stated in Euro)

	Notes	2006	2005

OPERATING ACTIVITIES
Collections from clients		7,392,240,379	7,187,846,822
Payments to suppliers		(3,668,694,463)	(3,808,664,290)
Payments to employees		(711,353,490)	(660,821,689)
Payments relating to income taxes		(54,315,840)	(71,572,316)
Payments relating to post retirement benefits	9	(561,853,113)	(699,806,967)
Payments relating to indirect taxes and other	43.a)	(608,188,638)	(554,681,592)

Cash flow from operating activities (1)		1,787,834,835	1,392,299,968

INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications	43.b)	20,265,545,874	10,933,899,233
Financial investments	43.c)	6,895,804	391,815,749
Tangible fixed assets		11,480,821	12,699,978
Subsidies for investments		129,093	1,572,005
Interest and related income		238,967,185	262,021,737
Dividends	43.d)	36,110,881	21,424,425
Other investing activities	43.e)	53,796,064	12,365,601

		20,612,925,722	11,635,798,728

Payments resulting from
Short-term financial applications	43.b)	(18,501,169,649)	(12,727,737,929)
Financial investments	43.f)	(95,036,377)	(27,168,785)
Tangible fixed assets		(818,459,845)	(760,210,386)
Intangible assets		(21,061,568)	(16,216,709)
Other investing activities		(29,382,265)	(15,205,147)

		(19,465,109,704)	(13,546,538,956)

Cash flow from investing activities (2)		1,147,816,018	(1,910,740,228)

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	43.g)	16,283,725,363	24,239,836,385
Increases in share capital and paid-in surplus	43.h)	39,292	12,798,336
Subsidies		3,795,801	1,913,794
Other financing activities	43.i)	282,301	18,189,355

		16,287,842,757	43,126,085,870

Payments resulting from
Loans repaid	43.g)	(18,024,793,291)	(22,276,187,094)
Lease rentals (principal)		(32,959,253)	(12,928,273)
Interest and related expenses		(560,221,757)	(487,392,109)
Dividends	43.j)	(581,488,701)	(445,415,157)
Acquisition of treasury shares	40.3	-	(340,455,888)
Other financing activities	43.k)	(81,046,856)	(120,171,654)

		(19,280,509,858)	(42,535,898,175)

Cash flow from financing activities (3)		(2,992,667,101)	590,187,695

Change in cash and cash equivalents (4)=(1)+(2)+(3)		(57,016,248)	71,747,435
Change in cash and cash equivalents of discontinued operations		-	8,442,819
Effect of exchange differences		(6,677,620)	103,849,227
Cash and cash equivalents at the beginning of the period		612,158,485	428,119,004
Cash and cash equivalents at the end of the period		548,464,617	612,158,485

The accompanying notes form an integral part of these financial statements.

Annual report 2006	45

Portugal Telecom, SGPS, SA
Notes to the Consolidated Financial Statements

(Amounts stated in Euros, except where otherwise stated)

1. Introduction

a) Parent company

Portugal Telecom, SGPS, SA (formerly Portugal Telecom, SA, “Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, SA (“Telecom Portugal”), Telefones de Lisboa e Porto (TLP), SA (“TLP”) and Teledifusora de Portugal, SA (“TDP”). On 12 December 2000, Portugal Telecom, SA changed its name to Portugal Telecom, SGPS, SA, and became the holding company of the Group.

As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom’ s share capital is mainly owned by private shareholders. On 31 December 2006, the Portuguese State owned, directly or indirectly, 7% of the total ordinary shares and all of the A Shares (Note 40.1) of Portugal Telecom.

The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and abroad, including Brazil.

In Portugal, fixed line services are rendered by PT Comunicações, SA (“PT Comunicações”), under the provisions of the Concession Agreement entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”).

Data transmission services are rendered through PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, SA ("PT Prime"), which is also an Internet Service Provider ("ISP") for large clients.

ISP services for residential clients are rendered through PT.com – Comunicações Interactivas, SA (“PT.com), which also provides services relating to the conception, design and exhibit of publicity and information space on Internet portals.

Mobile services in Portugal are rendered by TMN - Telecomunicações Móveis Nacionais, SA ("TMN"), under a GSM license granted by the Portuguese State in 1992 (period of 15 years) and a UMTS license obtained in 19 December 2000 (period of 15 years). During 2006, ANACOM granted to TMN the renewal of the GSM license until 16 March 2022.

PT Multimédia – Serviços de Telecomunicações e Multimedia, SGPS, SA (“PT Multimedia”) is the Group’s subsidiary for multimedia operations. Through its subsidiary TV Cabo Portugal, SA ("TV Cabo"), PT Multimedia renders cable and satellite television services in mainland Portugal, Madeira and Azores. PT Multimedia also renders other multimedia services in Portugal,

46

namely the editing and selling of DVD and movies through Lusomundo Audiovisuais, SA (“Lusomundo Audiovisuais”) and the distribution and exhibition of movies through Lusomundo Cinemas, SA (“Lusomundo Cinemas”).

In Brazil, the Group renders mobile telecommunications services through Brasilcel NV (“Brasilcel” or “Vivo”), a joint venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, SA – “PT Móveis”) and Telefónica (through Telefónica Móviles, SA) to join the mobile operations of each group. Currently, Vivo, through its company Vivo, SA, provides mobile services in the Brazilian states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, and eleven states in the Midwestern and Northern regions of Brazil.

On 5 December 2005, the Boards of Directors of the holding companies of Vivo, including Telesp Celular Participações, SA (“TCP”), Tele Centro Oeste Celular Participações, SA (“TCO”), Tele Sudeste Celular Participações, SA (“Telesudeste”), Tele Leste Celular Participações, SA (“Teleleste”) and Celular CRT, SA (“Celular CRT”) approved the proposal to carry out a corporate restructuring. On 22 February 2006, the shareholders of those companies approved, in the respective Extraordinary General Meetings, the corporate restructuring of the Vivo group companies. This restructuring consisted of the merger of shares of TCO into TCP and the merger of Telesudeste, Teleleste and Celular CRT into TCP. After this restructuring, TCP was renamed to Vivo Participações SA. As a consequence of such restructuring, the shareholders of TCO, Telesudeste, Teleleste and Celular CRT received shares of TCP, in accordance with the exchange ratios determined based on the respective valuations: 3.0830 new shares or ADS of TCP for every 1 share or ADS of TCO, 3.2879 new shares or ADS of TCP for every 1 share or ADS of Telesudeste, 3.8998 new shares or ADS of TCP for every 1 share or ADS of Teleleste, and 7.0294 new shares of TCP for every 1 share of Celular CRT. Following this operation, all operating companies were fully controlled by Vivo Participações, SA. In October 2006, Vivo completed a further restructuring with the merger into Global Telecom (the company that provided mobile services in the states of Paraná and Santa Catarina and that was fully owned by TCP) of all other companies of Vivo that provided mobile services in the remaining states mentioned above. In connection with this transaction, Global Telecom was renamed Vivo, SA.

The consolidated financial statements for the year ended 31 December 2006 were approved by the Board of Directors and authorized for issue on 21 March 2007.

2. Basis of presentation

Consolidated financial statements are presented in Euros, which is the currency of the majority of the Portugal Telecom’s operations. Financial statements of foreign subsidiaries are translated to Euros according to accounting principles described in Note 3.q).

The consolidated financial statements of Portugal Telecom are prepared under International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 31 December 2006. For Portugal Telecom, there are no differences between IFRS as adopted by the EU and IFRS published by the International Accounting Standards Board.

Consolidated financial statements were prepared assuming the continuity of operations, based on accounting records of all subsidiaries (Exhibit I).

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods (Note 3).

Annual report 2006	47

a) Consolidation principles

Controlled entities

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated (See Exhibit I).

The interest of any third party in the shareholders’ equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement, under the caption “Minority interests” (Note 20).

Losses applicable to the minorities in excess of the minority’s interest in the subsidiary’s equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognised by the Group are covered.

From 1 January 2004, assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or disposed during the period are included in the consolidated income statement from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated on the consolidation process. Gains obtained in intra-group transactions are also eliminated on the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

All transactions and balances with jointly controlled entities are eliminated to the extent of the Group’s interest in the joint venture.

Jointly controlled entities are presented in Exhibit III.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

Financial investments in associated companies are accounted for under the equity method (Exhibit II). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group’s share in the results of the associated company, recorded as part of financial results under the caption “Equity in earnings and losses of associated companies“ (Note 30), and certain other changes recorded against net assets acquired. In addition, financial investments are adjusted for any impairment losses that may occur.

48

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recorded as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income for the period the acquisition occurs.

Dividends received from associated companies are recorded as a reduction in the value of financial investments.

Profits and losses occurring in transactions with associated companies are eliminated to the extent of the Group’s interest in the associate, and recorded against the corresponding financial investment.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met, only when: (i) the sale is highly probable and the asset is available for immediate sale in its present condition; (ii) the Group has assumed a commitment to the sale; and (iii) the sale is expected to be completed within one year. Non-current assets and companies classified as held for sale are measured at the lower of the assets’ previous carrying amount and the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3. Considering the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and was subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the balance sheet date. Exchange gains or losses are recognised in the Statement of Recognised Income and Expenses under the caption “Cumulative foreign currency translation adjustments”.

Goodwill is recognised under the captions “Investment in group companies” (Associates - Note 30) and “Intangible assets” (Subsidiaries and jointly controlled entities - Note 32) and is not amortised. Goodwill is tested, on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

During 2006 and 2005, the main change in the consolidated Group was the inclusion of Mobile Telecommunications Limited (“MTC”), following the acquisition of a 34% stake in the share capital of this company in September 2006. In connection with this transaction, Portugal Telecom entered into an agreement with the remaining shareholders of MTC, under which Portugal Telecom has the power to set and control financial and operating policies of this company. As a result, the conditions defined under IAS 27 to fully consolidate assets and liabilities of a company were met.

Annual report 2006	49

MTC’s assets and liabilities were included in PT’s consolidated balance sheet as at 31 December 2006, while the consolidated income statement includes the last four months of the 2006 results from MTC. The assets and liabilities from MTC as at 1 September 2006, when it was included for the first time in the consolidation, are as follows:

	Book value of net	Fair value of assets
	assets acquired	identified (i)	Total

ASSETS
Current assets	66,062,847	-	66,062,847
Intangible assets	7,037,337	7,085,832	14,123,169
Tangible assets	47,680,742	-	47,680,742
Other non-current assets	605,639	-	605,639

Total assets	121,386,565	7,085,832	128,472,397

LIABILITIES
Current liabilities	11,240,416	-	11,240,416
Other non-current liabilities	14,795,400	2,480,041	17,275,441

Total liabilities	26,035,816	2,480,041	28,515,857

Total net assets acquired			99,956,540
			34%

PT's share of net assets acquired			33,985,224

(i) In the purchase price allocation, Portugal Telecom has identified intangible assets not included in MTC’s financial statements, related to the license that allows MTC to operate in the Namibian telecommunications market. The related tax effect amounted to Euro 2,480,041.

Portugal Telecom has made the following purchase price allocation related to the acquisition of MTC:

Shareholders' agreement (Note 32) (i)	34,163,176
PT's share of net assets acquired	33,985,224
Goodwill (Note 32)	40,499,689

Purchase price (Note 43.f)	108,648,089

(i) This caption relates to the agreement entered into with the other shareholders of MTC, which allows PT to set and control financial and operating policies of this company. The fair value of this agreement was determined based on the comparison between the purchase price of PT’s acquisition of a 34% stake in MTC’s share capital and the payable price of a previous transaction with former shareholders of MTC, since the main difference between those transactions is related to the power to control this company.

3. Summary of significant accounting policies, judgments and estimates

a) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b) Inventories

Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when the net realizable value is lower than the average cost, recorded in net income of the period the loss occurs under the caption “Cost of products sold”. Usually these losses are related to technological obsolescence and higher acquisition costs.

c) Tangible assets

Tangible assets are stated at acquisition or production cost, net of accumulated depreciation, accumulated impairment losses, if any, and investment subsidies. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) estimated cost of dismantling or removal of the assets (Note 3.g) and 38). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

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Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average useful lives:

Years

Buildings and other constructions	3 - 50
Basic equipment:
Network installations and equipment	4 - 20
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunication equipment	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

Estimated losses resulting from the replacement of equipments before the end of their useful lives are recognised as a deduction to the corresponding asset’s value, against results of the period, as well as in the impairment analysis of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits could be reliably measured. Depreciation periods correspond to the period of the expected benefits.

When an asset is considered as held for sale, its carrying amount is classified to current assets and depreciation is stopped. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in net income under the caption “Losses and gains on disposals of fixed assets”.

d) Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits could be reliably measured.

Intangible assets include mainly goodwill (Note 2.a)), telecommunications licenses and related rights and software licenses.

Internally-generated intangible assets, namely research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the ability to complete the project and put the asset in use or make it available for sale.

Annual report 2006	51

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods: Telecommunications licenses:

• Band A and Band B licenses held by Vivo	Period of the license
• Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
• UMTS license owned by TMN	Period of the license (until 2015)
Capacity acquisition rights	Period of the agreement
Software licenses	3 – 6
Other intangible assets	3 - 8

Under the purchase price allocation process of MTC (Note 2.b), Portugal Telecom has identified an intangible asset related to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control this company. This agreement does not have a definite useful life and therefore this intangible is not amortized but is subject to annual impairment analysis.

e) Investment property

Investment property includes primarily buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

Investment property is stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in net income of the period.

f) Impairment of tangible and intangible assets, excluding goodwill

The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The primary cash-generating units identified in the Group correspond to the wireline, mobile and multimedia businesses in Portugal and mobile in Brazil. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related with the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the profit and loss statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

g) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the

52

amount of the obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to related parties.

Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 38). The amount of the provision is discounted, being the corresponding effect of time recognised in net income, under the caption ”Net interest expense”.

Provisions are updated on balance sheet date, considering the best estimate of the Group’s management.

h) Pension benefits

Under a defined benefit plan, PT Comunicações, PT SI and DCSI - Dados, Comunicações e Soluções Informáticas, Lda (“DCSI”) are responsible to pay to a group of employees a pension or a pension supplement. In order to fund these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1) .

The amount of the Group’s liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations prepared by an independent actuary, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Prior years’ service gains or losses related to vested rights are recognised when they occur. Otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

Accrued pension liabilities stated in the balance sheet correspond to the difference between the Projected Benefit Obligation (“PBO”) related to pensions and the fair value of pension fund assets.

Contributions made by the Group to defined contribution post retirement benefit plans are recognised in net income when incurred.

i) Post retirement health care benefits

Under a defined benefit plan, PT Comunicações, PT SI and DCSI are responsible to pay, after the retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom – Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações – Mandatária de Aquisição e Gestão de Bens, SA (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 9.2) .

The amount of the Group’s liabilities with respect these benefits after retirement date is estimated based on actuarial valuations prepared by an independent actuary, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Prior years’ service gains or losses related to vested rights are recognised when occur. Otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

Accrued post retirement health care liabilities stated in the balance sheet correspond to the present value of obligations from defined benefit plans, deducted from the fair value of fund assets and the gains obtained with the change in prior year liabilities not yet recognised.

j) Pre-retirement, early retirement and suspended employees

The Group recognizes a liability for the payment of salaries up to the date of retirement and for pensions, pension supplements and health care expenses after that date, in relation to all employees that are under a suspended contract agreement, or that

Annual report 2006	53

have pre-retired or early retired. This liability is recognised in the net income under the caption “Curtailment costs, net” when the Group signed the suspended contracts, or allows for pre-retirement or early retirement (Note 9).

k) Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies to training and other operating activities are recognised in net income when the related expenses are recognised.

Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets.

l) Financial assets and liabilities

Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i) Trade receivables

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts.

(ii) Investments

Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as: held to maturity or available for sale.

Held to maturity investments are classified as non-current assets, except for those whose maturity date occurs within the next 12 months from the balance sheet date. This caption includes all investments with a defined maturity if the Group intends and has the ability to hold them until that date. Available for sale investments are classified as non-current assets.

All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

Subsequent to the initial recognition, available for sale investments are measured at fair value through equity. Available for sale investments not listed in any active market and where an estimate of fair value is not reliable are recognised at acquisition cost, net of any impairment losses.

On disposal of an impaired or an available for sale investment, accumulated changes in the fair value of the investment previously recognised in equity are transferred to net income.

Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

(iii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

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Equity instruments issued by the Group are recognised based on the proceeds, net of any costs of issuance.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders’ equity. As of the balance sheet date, the debt component is recognised at amortised cost.

(iv) Bank loans

Bank loans are recognised as a liability based on the proceeds, net of any transaction cost. Interest cost, computed based on the effective interest rate and including premiums, is recognised when incurred (Note 36).

(v) Accounts payable - trade

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(vi) Derivative financial instruments and hedge accounting

The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and to changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to extensive analysis and Board approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders’ equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Hedge accounting” is transferred to net income.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges are recognised in net income.

(vii) Treasury shares

Treasury shares are recognised as a deduction to shareholders’ equity, under the caption “Treasury shares” at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under “Accumulated earnings”.

Equity swaps on own shares entered into by Portugal Telecom are recognised as a financial liability and are accounted for as an acquisition of treasury shares on the inception date of the contract.

Annual report 2006	55

(viii) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand bank deposits and other short-term highly liquid investments (due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value).

In the consolidated cash flow statement, cash and cash deposits also includes overdrafts recognised under the caption “Short-term debt”.

(ix) Qualified Technological Equipment transactions

In previous years, the Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby some telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell to the Company the related equipment. The Company maintained the legal possession of this equipment.

These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company’s consolidated balance sheet. The Company obtained the majority of the economic benefits of the special purpose entities, and therefore those entities were fully consolidated in the Company’s financial statements. Consolidated non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 29), and non-current liabilities include the future payments under the leasing contract (Note 39). As at the balance sheet date, those amounts are measured at fair value.

Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

m) Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

    - the assets are identifiable;
    - the assets will generate future economic benefits; and
    - development expenses can be reliably measured.

The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Financial costs are not capitalised and expenses incurred during investigation are recognised in net income when incurred.

n) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee (Note 32). All other leases are classified as operating leases (Note 12). The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under leases and the corresponding liability to the lesser, are accounted for using the finance method, in accordance with the lease payment plan (Note 34). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 13).

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o) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognised in accordance with IAS 12.

Portugal Telecom and PT Multimedia have adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which they hold at least 90% of the share capital and that are domiciled in Portugal and subject to the Income Tax for Legal Entities (IRC). The remaining Group companies not covered by the tax consolidation regimes of Portugal Telecom and PT Multimedia are taxed individually based on their respective taxable income, at the applicable tax rates.

The tax currently payable is based on taxable income for the period, and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets are reverse.. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable will be available to allow all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity.

p) Revenue recognition

Revenues from fixed line telecommunications are recognised at their gross amounts when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

Revenues from international telecommunications services are divided with the operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from telephone line rentals are recognised as an operating lease in the period to which they apply, under the caption “Other revenues”.

Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective. PT Comunicações has a contract with Páginas Amarelas whereby the latter is responsible for production, publishing and distribution of PT Comunicações’s telephone directories, as well as selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set at a fixed 64% of its gross revenues from the sale of advertising space in telephone directories. Revenues from the sale of advertising space are invoiced directly by PT Comunicações to its corporate clients during the one-year advertising period. These revenues are recognized in earnings on a monthly basis during the period for the respective directory.

Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the corresponding caption are as follows:

Annual report 2006	57

Nature of the revenue	Caption	Moment of recognition

Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs

Revenues from Pay-TV and cable internet result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service are recognised in the period the service is rendered; (ii) advertising placed on the cable television channels are recognised in the period the advertising is placed; (iii) rental of equipment is recognised in the period it is rented; and (iv) sale of equipment is recognised at the moment of sale.

Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

Revenues from the exhibition of films result from the sale of cinema tickets, and revenues from the distribution of films result from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais from film producers and distributors. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights.

q) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders’ equity under the caption “Foreign currency translation adjustments”, and included in the Statement of Recognised Income and Expenses.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

  Assets and liabilities at exchange rates prevailing at balance sheet date;
  Profit and loss items at average exchange rates for the reported period;
  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases, at the rate on the day of the transaction); and
  Share capital, reserves and retained earnings at historical rates.

The effect of translation differences is recognised in shareholders’ equity under the caption “Foreign currency translation adjustments” and included in the Statement of Recognised Income and Expenses.

The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Foreign currency adjustments” to “Accumulated earnings”. As from 1 January 2004, the Group recognizes all translation adjustments directly in shareholders’ equity and therefore amounts are transferred to net income only if and when the related investments are disposed of.

r) Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset.

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s) Cash flow statements

Consolidated statements of cash flows are prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The “Cash and cash equivalents” item presented in the statement of cash flows also includes overdrafts, classified in the balance sheet under “Short-term debt”.

Cash flows are classified in the statement of cash flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include collections from customers, payments to suppliers, payments to personnel, payments related with post retirement benefits and other collections and payments related with operating activities. Cash flows from investing activities include the acquisitions and disposals of investments in associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include borrowing and repayments of debt, acquisition and sale of treasury shares and payments of dividends to shareholders.

t) Subsequent events

Events that occur after the balance sheet date that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events. The most significant accounting estimates reflected in the consolidated financial statements, are as follows:

  Useful lives of tangible and intangible assets;
  Recognition of provisions and adjustments;
  Definition of actuarial assumptions for the assessment of post retirement liabilities;
  Goodwill impairment analysis; and
  Assessment of fair value of financial instruments.

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, neither controlled by the Company nor foreseeable by the Company, could occur and have an impact on the estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements are recognised in net income, in accordance with IAS 8, using a prospective methodology.

The main estimates used by the management are included in the corresponding notes to the financial statements.

Annual report 2006	59

4. Errors, changes in accounting policies and estimates

During the year 2006, no changes occurred in the accounting policies used by the Group, when compared to those ones used in the financial statements of 2005. In addition, there were no material errors recognized during the years 2006 and 2005.

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5. Exchange rates used to translate foreign currency financial statements

As at 31 December 2006 and 2005, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates:

Currency	Code	2006	2005

Argentine peso	ARS	4.0474	3.5763
Australian dollar	AUD	1.6691	1.6109
Botswana pula	BWP	7.9313	6.4606
Brazilian real	BRL	2.8118	2.7440
British pound	GBP	0.6715	0.6853
Canadian dollar	CAD	1.5281	1.3725
Cape Verde Escudo	CVE	110.2650	110.2650
CFA franc	XOF	655.9570	655.9570
Danish krone	DKK	7.4560	7.4605
Hong Kong dollar	HKD	10.2409	9.1474
Hungarian forint	HUF	251.7700	252.8700
Japanese yen	JPY	156.9300	138.9000
Kenyan shilling	KES	91.6632	85.4693
Macao pataca	MOP	10.5481	9.4218
Moroccan dirham	MAD	11.1354	10.9097
Mozambique metical	MZN	34.4700	28.0244
Namibian dollar	NAD	9.2124	7.4642
Norwegian krone	NOK	8.2380	7.9850
São Tomé Dobra	STD	17,222.3	14,109.9
South African rand	ZAR	9.2124	7.4642
Swedisk krone	SEK	9.0404	9.3885
Swiss franc	CHF	1.6069	1.5551
Ugandan shilling	UGX	2,292.2	2,145.9
US Dollar	USD	1.317	1.1797

During the years 2006 and 2005, income statements of subsidiaries expressed in foreign currencies were translated using the following average exchange rates to the Euro:

Currency	Code	2006	2005

Argentine peso	ARS	3.8875	3.6292
Botswana pula	BWP	7.3955	6.3584
Brazilian real	BRL	2.7315	3.0406
Cape Verde Escudo	CVE	110.2650	110.2650
CFA franc	XOF	655.9570	655.9581
Namibian dollar	NAD	8.6332	7.8663
Hungarian forint	HUF	264.1325	248.0433
Kenyan shilling	KES	90.8083	93.2484
Macao pataca	MOP	10.0475	9.9745
Moroccan dirham	MAD	11.0362	11.0088
Mozambique metical	MZN	32.1779	28.3866
São Tomé Dobra	STD	15,735.4	13,161.9
Swiss franc	CHF	1.5731	1.5483
Ugandan shilling	UGX	2,310.2	2,203.7
US Dollar	USD	1.2557	1.2448

Annual report 2006	61

6. Revenues

Consolidated revenues by reportable segment in 2006 and 2005, are as follows:

	2006	2005

Wireline (Note 7.a)	1,911,837,744	2,050,441,875
Services rendered (Note 3.p)	1,866,109,503	2,003,232,356
Sales (i)	32,094,571	33,784,240
Other revenues (ii)	13,633,670	13,425,279
Domestic Mobile - TMN (Note 7.b)	1,424,388,104	1,455,414,354
Services rendered (Note 3.p)	1,289,008,163	1,306,232,456
Sales (i)	126,011,945	142,187,634
Other revenues (ii)	9,367,996	6,994,264
Brazilian Mobile - Vivo (Note 7.c)	2,104,711,912	2,036,932,906
Services rendered (Note 3.p)	1,789,759,729	1,737,785,062
Sales (i)	254,752,333	233,836,060
Other revenues (ii)	60,199,850	65,311,784
Multimédia (Note 7.d)	663,789,770	627,426,321
Services rendered (Note 3.p)	619,648,820	582,453,926
Sales (i)	35,518,777	33,892,397
Other revenues (ii)	8,622,173	11,079,998
Other businesses	238,219,492	215,202,838
Services rendered (iii)	219,029,943	207,175,981
Sales	12,840,970	3,761,493
Other revenues	6,348,579	4,265,364

	6,342,947,022	6,385,418,294

(i)	These captions include mainly the sales of terminal equipments of the wireline business, namely fixed telephones and modems (internet acess), terminal mobile equipments of TMN and Vivo, and set-top boxes (pay-TV), cable modems (cable internet acess) and DVDs in the Multimedia segment.

(ii)	Other operating revenues include mainly the benefits from contractual penalties imposed to customers, rentals of equipments and of other own infra-structures, the recovery of taxes and other operating expenses from previous periods, and revenues resulting from consultancy projects.

(iii)	This caption is related to the services rendered by companies not included in reportable segments, including mainly Mobitel (call center operation in Brazil), MTC (mobile operator in Namíbia) and Cabo Verde Telecom (telecommunications operator).

Consolidated revenues in 2006 and 2005 by geographic area, are as follows:

	2006	2005

Portugal	4,038,205,260	4,196,120,132
Brazil	2,165,975,225	2,104,700,809
Other countries	138,766,537	84,597,353

	6,342,947,022	6,385,418,294

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7. Segment reporting

Portugal Telecom’s primary basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversee and control the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments as at 31 December 2006 and 2005 are:

a. Wireline (including Retail, Wholesale and Data and Corporate);

b. Domestic Mobile (TMN);

c. Brazilian Mobile (Vivo); and

d. Multimedia (including Pay-TV and Cable Internet, Audiovisuals Distribution and Cinematographic Exhibition).

The Wireline segment includes PT Comunicações, PT Prime, PT.com and PT Corporate.

In relation to the mobile businesses, Portugal Telecom has identified two different business segments, the “Domestic Mobile” and “Brazilian Mobile”, due to the differences between licenses and technologies of both. In terms of technology, GSM/UMTS is the technology used by TMN, while CDMA is the main technology used by Vivo. Also, the telecommunications markets in Portugal and Brasil are substantially different in terms of economic and regulatory environment, classes of customers, suppliers and marketing strategies, which support PT’s decision to establish the two different businesses.

Portugal Telecom’s secondary basis of segmentation is geographical, under which it distinguishes three segments:

a. Portugal;

b. Brazil; and

c. Other countries.

Segment information for the years 2006 and 2005 is presented below:

Annual report 2006	63

a) Wireline

	2006	2005

REVENUES
Services rendered - external customers (Note 6)	1,866,109,503	2,003,232,356
Services rendered - inter-segment	146,172,657	154,987,772
Sales - external customers (Note 6)	32,094,571	33,784,240
Sales - inter-segment	690,603	369,024
Other revenues - external customers (Note 6)	13,633,670	13,425,279
Other revenues - inter-segment	13,080,530	7,757,822

	2,071,781,534	2,213,556,493

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries	271,970,593	286,713,146
Post retirement benefits (i)	(71,553,000)	(21,799,000)
Direct costs	346,480,833	385,475,988
Costs of products sold	32,678,000	33,760,128
Marketing and publicity	39,630,306	42,372,712
Support services	126,642,680	141,327,335
Supplies and external services	210,004,952	223,554,136
Indirect taxes	5,891,200	6,714,148
Provisions and adjustments (ii)	37,183,186	(13,827,539)
Depreciation and amortisation	355,521,631	358,878,101
Curtailment costs, net (iii)	6,091,803	314,309,786
Net gains on disposals of fixed assets (iv)	9,749,124	(3,599,054)
Other costs, net	1,648,732	4,773,024

	1,371,940,040	1,758,652,911

Income before financial results and taxes	699,841,494	454,903,582

Net interest income (v)	(93,455)	(9,102,034)
Net foreign currency exchange losses (gains)	1,740,579	(275,932)
Net losses/(gains) on financial assets	(1,445,020)	(2,109,291)
Equity in earnings of affiliated companies, net (vi)	-	3,583,587
Net other financial expenses (vii)	967,217	4,287,880

	1,169,321	(3,615,790)

Income before taxes	698,672,173	458,519,372

Minus: Income taxes	209,608,152	132,392,762

Net income	489,064,021	326,126,610

(i)
The change in this caption is primarily related to the increase in prior years’ service gains of Euro 136,568,000 in 2005 and Euro 150,556,684 in 2006 and to the increase in the expected return on assets of the fund assets resulting from the contributions made during 2005 and 2006 (Note 9).

(ii)
In 2005, this caption includes the reversal of a provision for a receivable from Angola Telecom (Euro 23 million), which amount was received in that period, and the reversal of a provision recorded in previous years to cover risks associated with the cancellation of certain contracts (Euro 30 million).

(iii)
The reduction in this caption, is mainly due to the recognition of a gain amounting to Euro 220,417,000 related to the impact ot the termination of the protocol with the national healthcare system (“SNS”) related to the Health Care Plan (Note 9.2).

(iv)	In 2006, this caption includes approximately Euro 11 million related to the write-off of certain fixed assets, which in 2005 were not relevant (Note 33).

(v)
The reduction in financial gains with net interest is basically related to the reduction in free cash flow generated in the last two years, mainly as a result of the contributions made to the pension funds, including PT Prestações.

(vi)	In 2005, this caption includes the losses related with the diposals of Marconi Suisse and Marconi France, and the equity in the losses of these affiliated companies until the date they were disposed.

(vii)	The reduction in this caption is mainly due to the expenses incurred in 2005 related to the disposals of Marconi Suisse and Marconi France.

64

Total assets and liabilities of this segment as at 31 December 2006 and 2005 are as follows:

	2006	2005

Assets	4,203,333,498	4,585,353,917
Liabilities	3,152,213,639	3,968,450,057

Capital expenditures in tangible and intangible assets for this reportable segment in 2006 and 2005 were Euro 239 million and Euro 233 million, respectively.

As at 31 December 2006 and 2005, the total staff in the wireline business was 7,181 and 7,682 employees, respectively.

b) Domestic Mobile – TMN

	2006	2005

REVENUES
Services rendered - external customers (Note 6)	1,289,008,163	1,306,232,456
Services rendered - inter-segment	74,225,967	97,388,260
Sales - external customers (Note 6)	126,011,945	142,187,634
Sales - inter-segment	3,666,972	4,150,726
Other revenues - external customers (Note 6)	9,367,996	6,994,264
Other revenues - inter-segment	75,187	99,624

	1,502,356,230	1,557,052,964

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries	56,002,890	54,156,186
Direct costs	292,852,093	309,366,472
Costs of products sold	170,555,611	192,721,138
Marketing and publicity	30,350,283	35,519,723
Support services	35,393,808	32,426,829
Supplies and external services	224,154,024	203,746,645
Indirect taxes	22,670,064	28,767,472
Provisions and adjustments	11,679,529	26,820,889
Depreciation and amortisation	220,113,746	204,863,727
Worke force reduction costs	669,084	-
Net losses on disposals of fixed assets	105,115	3,463,068
Other costs	2,099,677	860,783

	1,066,645,924	1,092,712,932

Income before financial results and taxes	435,710,306	464,340,032

Net interest income (i)	(5,283,072)	(426,877)
Net foreign currency exchange losses (gains)	516,813	(136,470)
Equity in losses of affiliated companies, net	(3,385)	4,901
Net other financial expenses	941,236	1,056,481

	(3,828,408)	498,035

Income before taxes	439,538,714	463,841,997

Minus: Income taxes	121,484,647	126,882,972

Net income	318,054,067	336,959,025

(i)	The increase in net interest income is related to the increase in free cash flow generated by TMN in the last two years.

Annual report 2006	65

Total assets and liabilities of this segment as at 31 December 2006 and 2005 are as follows:

	2006	2005

Assets	2,496,628,387	2,332,126,821
Liabilities	1,205,928,371	1,365,541,324

Capital expenditures in tangible and intangible assets for this reportable segment in 2006 and 2005 were Euro 189 million and Euro 170 million, respectively.

As at 31 December 2006 and 2005, the total staff in this segment was 1,140 and 1,184 employees, respectively.

c) Brazilian Mobile

	2006	2005

REVENUES
Services rendered - external customers (Note 6)	1,789,759,729	1,737,785,062
Sales - external customers (Note 6)	254,752,333	233,836,060
Other revenues - external customers (Note 6)	60,199,850	65,311,784

	2,104,711,912	2,036,932,906

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries	115,504,566	103,159,931
Direct costs	248,871,761	215,423,347
Costs of products sold	385,151,405	420,490,506
Marketing and publicity	63,767,476	87,021,314
Support services	158,990,603	137,492,794
Supplies and external services	345,117,155	308,282,872
Indirect taxes	126,913,606	112,129,282
Provisions and adjustments	164,187,221	145,518,487
Depreciation and amortisation	505,846,599	454,175,504
Net losses (gains) on disposals of fixed assets	(2,431,564)	(253,830)
Other costs (i)	56,528,474	4,588,077

	2,168,447,302	1,988,028,284

Income before financial results and taxes	(63,735,390)	48,904,622

Net interest expense	92,429,146	101,676,254
Net foreign currency exchange gains	(8,530,559)	(14,655,530)
Net losses (gains) on financial assets (ii)	4,103,236	50,464,091
Net other financial expenses	31,602,515	34,414,216

	119,604,338	171,899,031

Income before taxes	(183,339,728)	(122,994,409)

Minus: Income taxes (iii)	(156,886,220)	10,973,541

Net income	(26,453,508)	(133,967,950)

(i)	In 2006, this caption includes approximately Euro 51 million (Note 15) related to the adjustment of the realizable amount of certain CDMA network fixed assets due to technological obsolescence.

(ii)
This caption includes costs related to the change in fair value of cross-currency swaps contracted by Vivo, which are recognized as held for trading in accordance with IAS 39. The change in this caption is mainly related to the greater devaluation of the Dollar against the Euro in 2005, as compared to 2006, as well as the reduction in Vivo’s exposure to the Dollar in 2006.

(iii)
In 2006, this caption includes a gain amounting to Euro 134 million (Note 18) related to the recognition of deferred tax assets related to tax losses from previous periods, whose recoverability was only achieved in the second half of 2006, following the conclusion of Vivo’s corporate restructuring (Note 1).

Capital expenditures in tangible and intangible assets for this reportable segment in 2006 and 2005 were Euro 387 million and Euro 361 million, respectively.

66

A summarized balance sheet of the assets and liabilities of Vivo that have been proportionally consolidated (50%) as at 31 December 2006 and 2005 are presented below:

	2006	2005

Current assets	902,752,315	1,232,713,722
Intangible assets	2,245,254,964	2,419,439,509
Tangible assets	1,131,810,840	1,194,488,946
Deferred taxes	351,507,323	180,188,698
Other non-current assets	142,454,925	140,648,581

Total assets	4,773,780,367	5,167,479,456

Current liabilities	1,059,188,211	1,149,449,592
Medium and long-term debt	517,255,183	722,432,315
Other non-current liabilities	87,071,963	110,885,628

Total liabilities	1,663,515,357	1,982,767,535

As at 31 December 2006 and 2005, the total staff in this segment (50% of Vivo) was 2,948 and 3,042 employees, respectively.

Annual report 2006	67

d) Multimedia

	2006	2005

CONTINUED OPERATIONS
REVENUES
Services rendered - external customers (Note 6)	619,648,820	582,453,926
Services rendered - inter-segment	1,486,591	452,349
Sales - external customers (Note 6)	35,518,777	33,892,397
Sales - inter-segment	277,456	202,741
Other revenues - external customers (Note 6)	8,622,173	11,079,998
Other revenues - inter-segment	929,053	372,942

	666,482,870	628,454,353

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries	39,975,868	43,917,989
Direct costs	203,037,771	201,336,349
Costs of products sold	16,808,161	13,199,148
Marketing and publicity	18,310,892	20,295,907
Support services	54,232,116	40,317,922
Supplies and external services	108,136,065	103,392,847
Provisions and adjustments	13,557,318	9,902,107
Indirect taxes	1,340,233	800,841
Depreciation and amortization	102,502,152	61,919,610
Worke force reduction costs	1,340,634	-
Net losses (gains) on disposals of fixed assets	443,305	70,599
Other income, net (i)	(4,139,876)	(1,675,949)

	555,544,639	493,477,370

Income before financial results and taxes	110,938,231	134,976,983

Net interest expense	8,360,958	6,143,383
Net foreign currency exchange losses (gains)	(423,917)	688,080
Net losses (gains) on financial assets	3,517	(737)
Equity in earnings of affiliated companies	(365,944)	(3,539,915)
Net other financial expenses/(income) (ii)	180,839	(2,488,436)

	7,755,453	802,375

Income before taxes	103,182,778	134,174,608

Minus: Income taxes (iii)	29,051,689	35,183,210

Net income from continued operations	74,131,089	98,991,398

DISCONTINUED OPERATIONS
Net income from discontinued operations (iv)	-	14,050,473

Net income	74,131,089	113,041,871

(i)
In 2006, this caption includes a gain of Euro 8 million related with the reduction of a provision recorded by PT Multimedia in 2005 to cover certain representations and warranties in connection with the disposal of Lusomundo Media (Note 15) and a cost of Euro 5.7 million related to the impact of the change in the estimated useful life of certain tangible assets (Note 15).

(ii)	In 2005, this caption includes a gain of Euro 3 million related with the put warrants issued by PT Multimedia in 2005.

(iii)
In 2006, this caption includes a cost of Euro 8 million related to the impact of the changes in the tax legislation, which are explained in more detail in Note 18, and a gain of Euro 3 million (Note 18) resulting from the recognition of deferred tax assets by Sport TV related to tax losses from previous periods.

(iv)	In 2005, this caption includes net gains obtained with the disposal of Lusomundo Media, as described in Note 19.

Total assets and liabilities of this segment as at 31 December 2006 and 2005 are as follows:

	2006	2005

Assets	1,151,825,499	1,177,448,844
Liabilities	551,112,718	562,125,935

Capital expenditures in tangible and intangible assets for this reportable segment in 2006 and 2005 were Euro 133 million and Euro 186 million, respectively.

68

As at 31 December 2006 and 2005, the total staff in this segment was 1,376 and 1,388 employees, respectively.

A summarized balance sheet of the assets and liabilities of Sport TV that have been proportionally consolidated (50%). As at 31 December 2006 and 2005 are presented below:

	2006	2005

Current assets	48,931,781	46,396,318
Tangible assets	6,681,233	1,879,868
Deferred taxes	2,611,331	-
Other non-current assets	9,770,075	14,844,641

Total assets	67,994,420	63,120,827

Current liabilities	41,978,242	24,913,021
Medium and long-term debt	17,500,000	34,592,053
Other non-current liabilities	56,453	33,628

Total liabilities	59,534,695	59,538,702

e) Reconciliation of revenues, net income and assets

In 2006 and 2005, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	2006	2005

Revenues
Total relating to reportable segments	6,345,332,546	6,435,996,716
Total relating to other segments	549,720,637	467,604,335
Elimination of intragroup revenues	(552,106,161)	(518,182,757)

	6,342,947,022	6,385,418,294

In 2006 and 2005, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2006	2005

Net income
Total relating to reportable segments	854,795,669	642,159,556
Total relating to other segments	(114,526,119)	(80,835,874)
Other items not included in reportable segments:
Net interest expense related with loans obtained at group level	(131,832,115)	(159,347,005)
Net foreign currency exchange gains (losses)	(1,805,477)	26,956,141
Net gains (losses) on financial assets	20,940,068	39,588,804
Equity accounting in earnings of affiliated companies (i)	130,984,837	238,274,750
Income tax not included in reportable segments (ii)	195,570,950	(17,840,750)

	954,127,813	688,955,622

(i)
The change in this caption is mainly due to the reduction in gains related to UOL, which in 2005 included the impact of the restructuring of the investment held by Portugal Telecom in this associated company (Note 30).

(ii)
In 2006, this caption includes mainly the recognition of a tax credit amounting to Euro 53 million (Note 18.b) related to the liquidation of a subsidiary and a gain of Euro 142 million (Note 18.b) resulting from the reduction of deferred tax liabilities relating to suspended gains, as a result of the adoption by the Company of the voluntary taxation regime providing a 50% exemption from the taxation of the above-mentioned gains.

Annual report 2006	69

As at 31 December 2006 and 2005, the reconciliation between assets of reportable segments and consolidated assets is as follows:

	2006	2005

Total assets
Total assets relating to reportable segments	12,625,567,751	13,262,409,038
Total assets relating to other segments and eliminations (i)	894,074,381	2,872,749,137
Other items not included in reportable segments:
Investments in group companies and other investments	585,838,311	466,646,041
Goodwill	65,768,857	27,010,195

	14,171,249,300	16,628,814,411

(i)	The decrease in this caption relates to the reduction on the short-term investments held by the Group, as explained in Note 23.

As at 31 December 2006 and 2005, the reconciliation between liabilities of reportable segments and consolidated liabilities is as follows:

	2006	2005

Total liabilities
Total liabilities relating to reportable segments	6,572,770,085	7,878,884,851
Total liabilitiess relating to other segments and eliminations	(252,389,174)	(84,175,156)
Other items not included in reportable segments:
Gross debt	4,744,830,451	6,252,027,351

	11,065,211,362	14,046,737,046

Total assets, liabilities, tangible assets and intangible assets by geographic area as at 31 December 2006 and 2005 and capital expenditures for tangible and intangible assets in 2006 and 2005 are as follows:

	2006

					Capital expenditures
	Total	Total	Tangible		for tangible and
	assets	liabilities	assets	Intangible assets	intangible assets

Portugal	8,754,295,771	6,131,463,187	2,685,753,152	1,148,693,900	580,447,658
Brazil	4,866,913,022	1,690,551,545	1,145,651,310	2,249,235,370	392,932,179
Other (i)	550,040,507	3,243,196,630	110,628,728	92,951,993	27,133,666

	14,171,249,300	11,065,211,362	3,942,033,190	3,490,881,263	1,000,513,503

	2005

					Capital expenditures
	Total	Total	Tangible		for tangible and
	assets	liabilities	assets	Intangible assets	intangible assets

Portugal	9,518,868,466	7,100,868,067	2,792,325,984	1,173,753,925	562,880,516
Brazil	5,424,259,539	2,012,647,707	1,208,508,378	2,424,078,318	369,798,180
Other (i)	1,685,686,406	4,933,221,272	61,168,759	3,788,227	10,455,793

	16,628,814,411	14,046,737,046	4,062,003,121	3,601,620,470	943,134,489

(i)
As at 31 December 2006, assets and liabilities of other geographic areas included Euro 195,242,342 and Euro 3,158,205,855 respectively, related to PT Finance, the group finance subsidiary incorporated in the Netherlands. The assets of PT Finance correspond mainly to short- term investments and the liabilities correspond mainly to loans obtained in financial markets, which are then used to finance the Company’s businesses primarily in Portugal. As at 31 December 2005, assets and liabilities of other geographic areas include Euro 1,552,783,879 and Euro 4,875,966,814 respectively, related to PT Finance. The reduction in 2006 is primarily related to the repayment of the February 2006 Eurobond amounting to Euro 900 million (Note 34) and to the repayment of the Exchangeable Bonds in December 2006 amounting to Euro 390 million (Note 34).

70

8. Wages and salaries

In 2006 and 2005, this caption consists of:

	2006	2005

Salaries	529,339,752	531,487,848
Employee Benefits	100,311,879	100,687,854
Health care	14,864,112	12,956,069
Social care	8,363,565	7,960,729
Learning	7,720,174	8,502,500
Insurance	4,439,056	3,933,039
Other	3,344,897	1,803,124

	668,383,435	667,331,163

9. Post retirement benefits

9.1. Pension benefits

As referred to in Note 3.h), PT Comunicações is responsible for the payment of pensions, supplemental pension benefits to suspended employees and to retired and active employees. These liabilities, which are estimated based on actuarial valuations, are as follows:

a) Retirees and employees of Telecom Portugal (“Plan CGA”) prior to 14 May 1992, or who were retired on that date, are entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese government social security system. Suspended employees are also entitled to receive a benefit payment equal to 90% of salary prior to leaving service (with an annual increase in some cases).
b) The retired and active employees who were formerly employees of TLP and who were hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese government social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese government social security retirement age. After this date, these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).
c) Retirees and employees of TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese government social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of the pre-retirement) until they reach the Portuguese government social security retirement age. After that date these employees have the right to this pension complement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).
d) Retirees and employees of Companhia Portuguesa Rádio Marconi, SA (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and two different supplemental pension benefits (“Marconi Fundo de Melhoria” and “Marconi Complementary Fund”). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese government social security system.
e) On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

PT SI and DCSI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

Annual report 2006	71

The actuarial valuations for these plans, as at 31 December 2006 and 2005, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	2006	2005

Rate of return on long-term fund assets	6.00%	6.00%
Pensions liabilities' discount rate	4.75%	4.50%
Salaries liabilities' discount rate	4.25%	3.50%
Salary growth rate	2.25%	3.00%
Pension growth rate	1.75%	2.00%
Inflation rate	1.75%	2.00%

The discount rate for pension liabilities was computed based on long-term yield rates of high-rating bonds of as of the balance sheet date for maturities comparable to those liabilities.

The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

Salary growth rate was estimated based on the management’s policy for wages and salaries and on a 50 bp real growth of salaries.

The demographic assumptions considered as in 2006 and 2005 were as follows: Mortality table:

	2006	2005

Employees (while in active service):
Males	AM (92)	AM (92)
Females	AF (92)	AF (92)
Pensioners:
Males	PA (90)m - adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Demographic assumptions considered by Portugal Telecom are related to mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

Based on the actuarial studies, the benefit obligation and the fair value of the pension funds as at 31 December 2006 and 2005 are as follows:

	2006	2005

Projected benefit obligation:
Retired, pre-retired and suspended employees	2,472,147,525	2,544,743,313
Salaries and gratuities to pre-retired and suspended employees	997,670,254	964,731,000
Active employees	601,677,808	729,350,000

	4,071,495,587	4,238,824,313
Pension funds assets at fair value	(2,263,925,000)	(2,200,172,000)

Unfunded pension obligations (Note 9.3)	1,807,570,587	2,038,652,313

The unfunded pension obligations were recorded on the consolidated balance sheets as at 31 December 2006 and 2005 in non-current liabilities under the caption “Accrued post retirement liability”.

72

As at 31 December 2006 and 2005, the portfolio of pension funds was as follows:

	2006		2005

	Amount	%	Amount	%

Equities (i)	1,024,536,020	45.3%	798,928,907	36.3%
Bonds	726,262,119	32.1%	757,849,915	34.4%
Property (ii)	264,172,280	11.7%	315,478,934	14.3%
Cash, treasury bills, short-term stocks and other current assets	248,954,581	11.0%	327,914,244	14.9%

	2,263,925,000	100.0%	2,200,172,000	100.0%

(i)	As at 31 December 2006 and 2005, this caption includes investments in PT shares and in shares of related parties, as follows:

	2006		2005

	Number of		Number of
	shares	Amount	shares	Amount

Telefónica	8,928,305	143,924,277	8,928,305	113,478,757
Banco Espírito Santo	13,107,904	178,529,652	7,864,744	106,960,518
Portugal Telecom	3,887,262	38,250,658	3,879,192	33,167,092

		360,704,587		253,606,367

(ii)	As at 31 December 2006, this caption includes certain properties that have been rented to PT Group companies, which represent approximately 89% of the value of property investments held by the funds.

In 2006 and 2005, the movement in the plan assets was as follows:

	2006	2005

Opening balance of the plan assets	2,200,172,000	1,972,620,000
Actual return on assets	158,277,996	167,177,000
Payments of benefits	(163,959,000)	(148,046,236)
Contributions made by the Company	59,844,004	197,781,236
Participants' contributions	9,590,000	10,640,000

Closing balance of the plan assets	2,263,925,000	2,200,172,000

A summary of the components of the net periodic pension cost in 2006 and 2005 is presented below:

	2006	2005

Service cost	21,793,000	19,534,845
Interest cost	176,964,706	189,146,000
Expected return on plan assets	(130,803,000)	(120,944,000)
Prior years' service gains	(23,301,000)	(136,568,000)

Sub-total (Note 9.5)	44,653,706	(48,831,155)
Curtailment costs (Note 9.5)	197,304,200	296,243,885

Pensions cost	241,957,906	247,412,730

In 2005, prior years’ service gains are related to the change in the pension formula for public servants, from 90% of the last salary to 90% of the average of the last three years of salaries. In 2006, prior years’ service gains are related to the change in the pension formula for the Marconi Plan and for some participants of Plan CGA.

Actuarial gains and losses resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and real data are recognised directly in shareholders’ equity. During 2006 and 2005, the movements in accumulated net actuarial losses were as follows:

	2006	2005

Opening balance (Note 40.6)	1,653,137,579	1,107,306,000
Change in actuarial assumptions (Note 9.6)	(208,250,000)	544,000,000
Differences between actual data and actuarial assumptions (Note 9.6):
Pension benefit obligation-related	(13,253,000)	48,064,579
Assets-related	(27,474,996)	(46,233,000)

Closing balance (Note 40.6)	1,404,159,583	1,653,137,579

Annual report 2006	73

During 2006, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.5% to 4.75% for pension liabilities and from 3.5% to 4.25% for salary liabilities; (ii) the reduction in the salary growth rate from 3.0% to 2.25%; (iii) the reduction in the pension growth rate and inflation rate from 2.0% to 1.75%; and (iv) the adjustment in mortality tables (PA (90), from less three years to less four years). In 2005, the change in actuarial assumptions corresponds to the reduction in the discount rate from 5.75% to 4.5% for pension liabilities and from 4.0% to 3.5% for salary liabilities.

9.2. Health care benefits

As referred to in Note 3.i), PT Comunicações is responsible for the payment of post retirement health care benefits to certain active employees, suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of the Health Care Plan management.

This plan sponsored by PT Comunicações includes all employees hired by PT Comunicações until 31 December 2003 and by Marconi until 1 February 1998. Certain employees of PT SI and DCSI who were transferred from PT Comunicações are also covered by this health care plan.

The financing of the Health Care Plan in assured by defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

In the second half of 2006, PT Comunicações made some changes to the Health Care Plan in order to maintain its long-term sustainability and financing. These changes include mainly a reduction in the amount that PT Comunicações pays for each medical act and an increase in participants’ contributions (from 1.7% of salary in 2007 until 2.1% of salary in 2009), with these effects leading to a reduction in health care benefits obligations amounting to Euro 146.4 million. This reduction was recorded in the profit and loss statement, for the component related to retired, pre-retired and suspended employees (Euro 127.3 million), and added to unfunded health care benefit obligations, for the component related to active employees (Euro 19.1 million), which will be recognized in earnings during the estimated period until the date these benefits are vested.

In addition, in December 2006 PT Comunicações and SNS agreed to terminate the Protocol entered into in 2004 related to the Health Care Plan. In connection with this Protocol, SNS paid to PT Comunicações an annual amount per participant, and PT Comunicações paid the health care expenses incurred by its participants in SNS’s hospitals network. Historically, this Protocol presented a deficit situation for PT Comunicações, with this trend being included in the unfunded health care benefit obligations. Therefore, the termination of this Protocol with the SNS resulted in a reduction of liabilities amounting to Euro 220.4 million, which was recorded as a gain in the profit and loss statement, under the caption “Curtailment costs, net”.

The actuarial valuations for these plans, as at 31 December 2006 and 2005, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	2006	2005

Rate of return on long-term fund assets	6.00%	6.00%
Health care liabilities' discount rate	4.75%	4.50%
Health care cost trend rate:
Next four years	3.50%	3.50%
Years thereafter	2.75%	3.00%
Salary growth rate	2.25%	3.00%
Inflation rate	1.75%	2.00%

The discount rate for health care liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

The rate of return on long-term fund assets was estimated based on historical information on the return on portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

74

Salary growth rate was estimated based on the management’s policy for wages and salaries and on a 50 bp real growth of salaries.

Health care cost trend rate was estimated based on specific indicators for this sector and historical information, with the long-term rate being computed also based on inflation rate.

The demographic assumptions considered in 2006 and 2005 were as follows:

Mortality table:

	2006	2005

Employees (while in active service):
Males	AM (92)	AM (92)
Females	AF (92)	AF (92)
Pensioners:
Males	PA (90)m - adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted
Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Demographic assumptions considered by Portugal Telecom are related to mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

Based on the studies, the benefit obligation and the fair value of health care funds as at 31 December 2006 and 2005 are as follows:

	2006	2005

Accumulated health care benefit obligation	491,102,185	912,807,431
Plan assets at fair value	(644,224,704)	(315,576,000)

Unfunded pension obligations	(153,122,519)	597,231,431
Prior years' service gains (i)	19,062,000	-

Present value of unfunded (surplus) pension obligations (Note 9.3)	(134,060,519)	597,231,431

(i)
This caption refers to the component of the prior years’ service gain resulting from the changes in the health care plan related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (18 years).

The unfunded (or surplus) health care benefit obligations were recorded in the consolidated balance sheets as at 31 December 2006 and 2005 respectively as non-current assets and liabilities under the caption “Post retirement benefits”, net of prior years’ service gains as at 31 December 2006 related to benefits not yet vested.

Annual report 2006	75

As at 31 December 2006 and 2005, the portfolio of the Company’s autonomous fund to cover post retirement health care benefit obligations was as follows:

	2006		2005

	Amount	%	Amount	%

Equities	289,205,401	44.9%	105,516,357	33.4%
Bonds	260,860,332	40.5%	128,302,463	40.7%
Cash, treasury bills, short-term stocks and other current assets	94,158,971	14.6%	81,757,180	25.9%

	644,224,704	100.0%	315,576,000	100.0%

During 2006 and 2005, the movement in the plan assets was as follows:

	2006	2005

Opening balance of the plan assets	315,576,000	-
Actual return on assets	26,320,417	15,576,000
Contributions made by PT Comunicações	302,328,287	300,000,000

Closing balance of the plan assets	644,224,704	315,576,000

A summary of the components of the net periodic post retirement health care cost in 2006 and 2005 is presented below:

	2006	2005

Service cost	6,868,000	5,228,000
Interest cost	40,554,000	39,998,000
Expected return on plan assets	(36,935,000)	(18,000,000)
Prior years' service gains (i)	(127,255,684)	-

Sub-total (Note 9.5)	(116,768,684)	27,226,000
Curtailment costs (Note 9.5)	11,609,762	18,065,900
Termination of SNS Protocol (Notes 7.a) and 9.5)	(220,417,000)	-

	(325,575,922)	45,291,900

(i)	This caption refers to the component of the prior years’ service gain resulting from the changes in the health care plan related to the vested benefits.

Actuarial gains and losses, resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and real data, are computed periodically by the actuary and are recognised directly in shareholders’ equity. During 2006 and 2005, the movements in accumulated net actuarial losses were as follows:

	2006	2005

Opening balance (Note 40.6)	316,875,470	132,431,000
Change in actuarial assumptions (Note 9.6)	(14,078,000)	149,000,000
Differences between actual data and actuarial assumptions (Note 9.6):
Pension benefit obligation-related	(66,973,800)	33,020,470
Assets-related	10,614,583	2,424,000

Closing balance (Note 40.6)	246,438,253	316,875,470

During 2006, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.5% to 4.75%; (ii) the reduction in the long-term health care cost trend rate from 3% to 2.75%; (iii) the reduction in the salary growth rate from 3.0% to 2.25%; and (iv) the adjustments in mortality tables (PA (90), from less three years to less four years). In 2005, the change in actuarial assumptions corresponds to the reduction in the discount rate from 5.75% to 4.5% .

76

9.3. Responsabilities for post retirement benefits

The movements occurred in 2006 and 2005 in the responsibilities for post retirement benefits were as follows:

	Pension	Health care
	benefits	benefits
	(Note 9.1)	(Note 9.2)	Total

Balance as at 31 December 2004	1,619,758,856	701,797,528	2,321,556,384
Changes in consolidation perimeter (i)	(8,846,352)	-	(8,846,352)
Net periodic pension cost/(gain) (Note 9.5)	(48,831,155)	27,226,000	(21,605,155)
Work force reduction program costs (Note 9.5)	296,243,885	18,065,900	314,309,785
Payments and contributions (Note 9.4)	(365,504,500)	(334,302,467)	(699,806,967)
Net actuarial losses (Note 9.6)	545,831,579	184,444,470	730,276,049

Balance as at 31 December 2005	2,038,652,313	597,231,431	2,635,883,744
Changes in consolidation perimeter (i)	1,270,982	1,241,684	2,512,666
Periodic pension cost/(gain) (Note 9.5)	44,653,706	(116,768,684)	(72,114,978)
Work force reduction program costs (Note 9.5)	197,304,200	11,609,762	208,913,962
Termination of Protocol with SNS (Note 9.5)	-	(220,417,000)	(220,417,000)
Payments and contributions (Note 9.4)	(225,332,618)	(336,520,495)	(561,853,113)
Net actuarial losses (Note 9.6)	(248,977,996)	(70,437,217)	(319,415,213)

Balance as at 31 December 2006	1,807,570,587	(134,060,519)	1,673,510,068

(i)
In 2006, this caption relates to the accrued post retirement liability of DCSI, a company acquired during 2006. In 2005, this caption relates to the accrued post retirement liability of Lusomundo Media, company disposed of during that period (Note 19).

9.4. Cash flow relating to pension plans

In 2006 and 2005, the payments and contributions regarding post retirement benefits were as follows:

	2006	2005

Pension benefits
Contribution to the funds	59,844,004	197,781,236
Payments of salaries to pre-retired and suspended employees	165,488,614	167,723,264

Sub-total (Note 9.3)	225,332,618	365,504,500

Health care benefits
Contribution to the fund	302,328,287	300,000,000
Payments to PT ACS	34,192,208	34,302,467

Sub-total (Note 9.3)	336,520,495	334,302,467

	561,853,113	699,806,967

9.5. Post retirement benefit costs

In 2006 and 2005, post retirement benefit costs and net work force reduction program costs were as follows:

	2006	2005

Post retirement benefits:
Pension benefits (Notes 9.1 and 9.3)	44,653,706	(48,831,155)
Health care benefits (Notes 9.2 and 9.3)	(116,768,684)	27,226,000

	(72,114,978)	(21,605,155)

Curtailment costs, net
Work force reduction program
Pensions (Notes 9.1 and 9.3)	197,304,200	296,243,885
Health care (Notes 9.2 and 9.3)	11,609,762	18,065,900
Termination payments	20,277,419	-
Termination of Protocol with SNS (Notes 9.2 and 9.3)	(220,417,000)	-
Provisions for SNS receivables (Notes 25 and 38)	11,528,257	-

	20,302,638	314,309,785

Annual report 2006	77

9.6. Net actuarial gains

In 2006 and 2005, the net actuarial gains recorded in the Statement of Recognised Income and Expenses were as follows:

	2006	2005

Changes in actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(208,250,000)	544,000,000
Health care benefits (Notes 9.2 and 9.3)	(14,078,000)	149,000,000

	(222,328,000)	693,000,000

Differences between actual data and actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(40,727,996)	1,831,579
Health care benefits (Notes 9.2 and 9.3)	(56,359,217)	35,444,470

	(97,087,213)	37,276,049

	(319,415,213)	730,276,049

10. Direct costs

In 2006 and 2005, this caption consists of:

	2006	2005

Telecommunications costs (i)	562,649,227	561,634,307
Programming costs	149,850,782	139,580,362
Directories (Note 3.p)	74,391,838	81,687,887
Leasings of sites (i)	53,728,489	43,325,131
Exhibition rights and copy of movies	25,136,277	23,387,836
Other	42,594,388	31,565,787

	908,351,001	881,181,310

(i)	In 2006 and 2005, these captions include costs related to operating leases of capacity totaling Euro 104,281,651 and Euro 90,628,979, respectively (Note 13).

11. Costs of products sold

In 2006 and 2005, this caption consists of:

	2006	2005

Costs of products sold	597,782,110	647,722,506
Increases in adjustments for inventories (Note 38)	2,527,916	7,090,586
Reductions in adjustments for inventories (Note 38)	(3,796,922)	(2,532,067)

	596,513,104	652,281,025

78

12. Supplies and external services

In 2006 and 2005, this caption consists of:

	2006	2005

Commissions	283,306,890	249,502,758
Specialized work	179,539,080	184,218,170
Maintenance and repairs	174,321,818	157,215,633
Operating leases (Note 13)	79,013,047	68,742,262
Electricity	71,973,062	61,155,174
Communications	29,128,811	27,275,071
Installation and removal of terminal equipment	23,412,144	25,597,855
Travelling	14,781,502	16,042,820
Surveillance and security	14,439,539	13,282,996
Fuel, water and other fluids	12,513,227	11,370,190
Office material	11,466,119	12,127,789
Insurance	10,883,188	11,402,137
Transportation	10,639,865	10,917,310
Cleaning expenses	10,277,898	8,966,127
Other	99,806,971	100,711,537

	1,025,503,161	958,527,829

13. Operating leases

In 2006 and 2005, operating lease costs were recognised in the following captions:

	2006	2005

Direct costs - capacity (Note 10)	104,281,651	90,628,979
Supplies and external services (Note 12) (i)	79,013,047	68,742,262

	183,294,698	159,371,241

(i)	This caption is mainly related to rentals of property and leases of transportation equipment.

As at 31 December 2006, the Company’s obligations under operating lease contracts mature as follows:

2007	158,923,053
2008	86,160,051
2009	78,182,752
2010	59,538,459
2011	55,970,434
2012 and following years	185,745,272

624,520,021

Annual report 2006	79

14. Indirect taxes

In 2006 and 2005, this caption consists of:

	2006	2005

Spectrum fees	108,729,658	105,595,883
Value added tax (i)	23,993,355	23,946,301
Other indirec taxes (ii)	44,528,157	36,494,090

	177,251,170	166,036,274

(i)
In 2006, this caption includes an amount of Euro 4,214,639 related to a reduction in provisions for accounts receivable, since the Company believes in the recoverability of the value added tax included in those balances (Note 38).

(ii)
This caption includes mainly indirect taxes from Vivo related to Fust (fund to facilitate the general access to telecommunications services) and Funtel (National Telecommunications Fund) fees, as well as other municipal, federal and state taxes in Brasil.

15. Other costs, net

In 2006 and 2005, this caption consists of:

	2006	2005

Increases in provisions and adjustments (Note 38) (i)	3,295,160	1,949,648
Decreases in provisions and adjustments (Note 38) (ii)	(12,728,490)	(39,463)
Other (iii)	107,864,383	15,741,979

	98,431,053	17,652,164

(i)	In 2006, this caption primarily includes provisions recorded by Portugal Telecom for withholding taxes related to income from foreign workers.

(ii)
In 2006, this caption includes Euro 8,509,000 (Note 38) related to the reduction of the provision for estimated costs from the disposal of Lusomundo Media, of which Euro 8,017,195 (Note 7.d) was recorded by PT Multimedia and the remaining amount by Portugal Telecom.

(iii)
In 2006, this caption includes mainly (1) Euro 51 million (Notes 7.c and 33) related to the adjustment of the realizable amount of certain CDMA network fixed assets at Vivo due to technological obsolescence, (2) Euro 5,7 million (Notes 7.d and 33) related to the impact of the change in the estimated useful life of certain tangible assets at PT Multimedia, and (3) expenses incurred by Portugal Telecom and PT Multimedia totaling Euro 37 million related to the tender offer launched on these companies in 2006.

16. Losses and (gains) on financial assets

In 2006 and 2005, this caption consists of:

	2006	2005

Derivatives (i)	(17,498,511)	13,966,003
Real estate investments (ii)	(727,682)	(163,271)
Other, net (iii)	(52,142)	(5,037,473)

	(18,278,335)	8,765,259

(i)
In 2006 and 2005, this caption includes net losses of Euro 14,422,914 and Euro 26,303,052, respectively, related to net negative changes in the fair value of derivative financial instruments classified as held for trading (Note 41). These losses were partially offset by (a) gains of Euro 8,408,150 in 2005 and Euro 12,337,049 in 2006, related to dividends obtained by PT on the equity swap over PT Multimedia’s shares, and (b) a gain of Euro 23,513,275 recorded in 2006 related to the financial settlement of equity swaps over 11,340,000 own shares (Notes 40 and 43.d).

(ii)	This caption includes gains related to rents received from real estate rented to third parties, net of the amortization of these assets (Note 31).

80

(iii)
In 2006, this caption includes (1) a gain of Euro 1,344,000 related to dividends received from Banco Espirito Santo (Note 43.d), and (2) a cost of Euro 1,136,737 related to the devaluation of the Iris Capital Fund. In 2005, this caption includes mainly (1) a gain of Euro 5,920,000 related to the disposal of the financial investment in Media Capital, (2) a gain of Euro 1,545,600 related to dividends received from Banco Espirito Santo (Note 43.d), and (3) a cost of Euro 3,916,639 related to devaluation of the financial investment in Web-Lab.

17. Other financial expenses and (gains)

In 2006 and 2005, this caption consists of:

	2006	2005

Bank commissions and expenses	29,272,936	32,620,839
Other	23,016,123	31,832,258

	52,289,059	64,453,097

18. Income taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax (“IRC”) at a rate of 25%, which is increased up to 10% through a municipal tax leading to an aggregate tax rate of approximately 27.5% . As from 1 January 2007, the municipal tax will amount to a maximum of 1.5% of collectable profit, leading to a maximum aggregate tax rate of 26.5% . The impact of this change in deferred taxes was recorded in 2006 in the profit and loss statement or directly in accumulated earnings, in accordance with the way the respective deferred taxes were recorded.

Portugal Telecom and PT Multimedia adopted the tax consolidation regime for groups of companies, which apply to all companies in which they hold at least 90% of the capital stock and that comply with Article 63 of the Portuguese Corporate Income Tax Law.

In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during the period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustment which may result from such reviews or adjustments, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 31 December 2006, except for the situations where provisions have been recognised (Note 38).

a) Deferred taxes

During 2006 and 2005, the movements in deferred tax assets and liabilities were as follows:

							Change in tax rate (i)

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Net income	Accumulated earnings	Foreign currency translation adjustments	Taxes payable (Note 27)	Net income	Accumulated earnings	Other	Balance 31 Dec 2006

Deferred tax assets
Accrued post-retirement liability	720,255,233	690,983	(176,539,877)	(84,191,070)	-	-	(234,254)	(16,500,847)	-	443,480,168
Tax loss carryforwards (ii)	286,876,872	-	135,657,268	-	(5,537,361)	(137,127,830)	(7,322,971)	-	-	272,545,978
Provisions and adjustments	133,288,748	-	(17,089,026)	-	(1,203,761)	-	(2,408,020)	-	75,621	112,663,562
Additional contribution to pension funds	139,990,269	-	71,232,656	-	-	-	(7,680,834)	-	-	203,542,091
Financial instruments	18,477,273	-	1,188,042	(6,999,804)	39,344	-	(536,861)	-	1,056,006	13,224,000
Other	88,922,614	-	36,064,997	-	(2,807,165)	-	(513,536)	-	(115,555)	121,551,355

	1,387,811,009	690,983	50,514,060	(91,190,874)	(9,508,943)	(137,127,830)	(18,696,476)	(16,500,847)	1,016,072	1,167,007,154

Deferred tax liabilities
Revaluation of fixed assets	16,530,675	-	(1,658,776)	-	-	-	(541,223)	-	11,729	14,342,405
Gains on disposals of investments (iii)	271,627,295	-	(268,331,022)	-	-	-	(119,864)	-	-	3,176,409
Financial instruments and investments available for sale	12,418,218	-	(6,867,410)	5,493,551	-	-	(170,483)	(269,530)	1,056,006	11,660,352
Other	34,290,889	17,275,441	9,993,600	-	1,153,834	-	(1,613,939)	-	98,826	61,198,651

	334,867,077	17,275,441	(266,863,608)	5,493,551	1,153,834	-	(2,445,509)	(269,530)	1,166,561	90,377,817

		(16,584,458)	317,377,668	(96,684,425)	(10,662,777)	(137,127,830)	(16,250,967)	(16,231,317)	(150,489)

(i)
Following the change in the tax rate in Portugal as from 1 January 2007 from 27.5% to 26.5%, as mentioned above, deferred taxes were updated accordingly with the expected tax rate that they will be realized. The impacts of this change were recorded under the caption of “Provision for income taxes”, amounting to Euro 16,250,967, and directly in “Accumulated earnings”, amounting to Euro 16,231,317.

Annual report 2006	81

(ii)
As of 31 December 2006, this caption includes deferred tax assets related to tax loss carryforwards recognised by PT Multimedia, Vivo and Sport TV amounting to Euro 71 million, Euro 199 million and Euro 3 million, respectively. During the year 2006, Vivo and Sport TV recorded deferred tax assets related to tax losses from previous periods amounting to Euro 134 million (Note 7.c) and Euro 3 million (Note 7.d), respectively.

(iii)
The reduction in this caption is related to the adoption by the Company of the voluntary taxation regime for certain gains obtained in the disposition of investments in prior periods. As a result, the amount excluded from taxation by this regime, of Euro 141,972,529, was recorded as a gain in the income statement in 2006, as mentioned below in the reconciliation of the provision for income taxes.

	Balance 31 Dec 2004	Changes in the consolidation perimeter	Net income	Accumulated earnings	Foreign currency translation adjustments	Taxes payable (Note 27)	Other	Balance 31 Dec 2005

Deferred tax assets
Accrued post-retirement liability	633,933,981	(2,432,747)	(110,793,932)	199,547,931	-	-	-	720,255,233
Tax loss carryforwards	535,569,417	(8,909,622)	2,462,271	-	16,586,861	(261,690,411)	2,858,356	286,876,872
Provisions and adjustments	112,188,079	(5,803,538)	16,631,756	-	10,272,451	-	-	133,288,748
Additional contribution to pension funds	26,202,668	-	113,787,601	-	-	-	-	139,990,269
Financial instruments	21,823,859	-	(3,892,741)	208,370	-	-	337,785	18,477,273
Other	41,912,912	-	15,550,331	-	31,762,363	-	(302,992)	88,922,614

	1,371,630,916	(17,145,907)	33,745,286	199,756,301	58,621,675	(261,690,411)	2,893,149	1,387,811,009

Deferred tax liabilities
Revaluation of fixed assets	20,768,991	(2,235,362)	(2,002,954)		-	-	-	16,530,675
Gains on disposals of investments	272,860,764	(585,265)	(648,204)	-	-	-	-	271,627,295
Financial instruments	8,976,821	-	2,578,873	-	-	-	862,524	12,418,218
Other	25,249,831	-	11,250,260	-	-	-	(2,209,202)	34,290,889

	327,856,407	(2,820,627)	11,177,975	-	-	-	(1,346,678)	334,867,077

		(14,325,280)	22,567,311	199,756,301	58,621,675	(261,690,411)	4,239,827

According to Portuguese legislation, tax loss carryforwards may be used to offset future taxable income for up to six years after they are incurred. As at 31 December 2006 and 2005, tax loss carryforwards of Portuguese subsidiaries mature as follows:

	2006		2005

	Recognised tax losses		Recognised tax losses
		Not recognised		Not recognised

2006	-	-	-	195,510,362
2007	-	20,811,015	-	20,811,015
2008	-	3,883,962	477,242,146	3,883,962
2009	282,473,528	4,477,091	311,981,853	4,477,091
2010	-	21,057,364	-	21,057,364
2011	-	-	-	-
2012	10,445,324	-	-	-

	292,918,852	50,229,432	789,223,999	245,739,794

As at 31 December 2006, recognised tax loss carryforwards of Portuguese subsidiaries include Euro 282 million related to PT Multimedia’s tax consolidation and Euro 10 million related to Sport TV.

Tax losses from Vivo, amounting to Euro 586 million, have no maturity but can only be used up to a limit of 30% of tax gains of each period.

82

b) Reconciliation of income tax provision

In 2006 and 2005, the reconciliation between the nominal and effective income tax for the period is as follows:

	2006	2005

Income before taxes	961,815,131	990,495,905
Statutory tax rate	27.5%	27.5%

	264,499,161	272,386,374
Reversal of deferred tax liabilities related to the taxation of 50% of the
gains obtained in the disposal of certain financial investments (Note 7.e)	(141,972,529)	-
Tax losses from previous periods	(137,074,448)	-
Valuation allowance for certain tax loss carryforwards (i)	54,723,658	59,252,594
Liquidation of a subsidiary (Note 7.e)	(53,342,681)	-
Change in statutory tax rate in Portugal (ii)	16,250,967	-
Permanent differences	12,308,925	(17,483,830)
Difference in tax rates	(9,416,219)	(7,994,637)
Provisions for income tax contingencies (Notes 27 and 38)	8,545,381	6,873,860
Additional income tax from previous periods	-	12,677,670
Other	(6,834,897)	(2,438,796)

	7,687,318	323,273,235

Income tax
Income tax-current (Note 27)	308,814,019	345,840,546
Deferred taxes (iii)	(301,126,701)	(22,567,311)

	7,687,318	323,273,235

(i)
This caption relates mainly to tax losses from certain holding companies and also certain operating companies of Vivo, which do not expect to obtain taxable profits in the future that will allow the recovery of these tax losses.

(ii)	This caption relates to the impact on deferred taxes of the change in the municipal tax to a maximum of 1.5% of collectable profit, as mentioned above.

(iii)
The change in this caption is mainly related to: (a) a gain of Euro 268,135,502 recorded in 2006 as a result of the reduction of deferred tax liabilities related to gains on disposals of financial investments, following the adoption of the voluntary capital gains taxation regime, as mentioned above; and (b) a gain of Euro 137,074,448 recorded in 2006 related to the recognition of tax losses from previous periods. These effects were partially offset by the increase in costs resulting from deferred tax assets related to post retirement benefits, from gains of Euro 3 million in 2005 to costs of Euro 105 million in 2006, in line with the change in the amounts recorded in the captions “Post retirement benefits” and “Curtailment costs, net” of the profit and loss statement.

19. Discontinued operations

As at 31 December 2006 and 2005, there are no businesses classified as discontinued operations in the balance sheet. In 2006 and 2005, the income from discontinued operations include the results of the companies that were disposed of during 2005 up to the effective date of the disposal, which occurred in August 2005 in the case of Lusomundo Media and in November 2005 in the case of PrimeSys.

In addition, income from discontinued operations in 2005 includes net gains obtained from the disposals of Lusomundo Media (Euro 17 million) and PrimeSys (Euro 4 million).

Annual report 2006	83

In 2005, income from discontinued operations is as follows:

Revenues	163,565,721
Recurring costs	159,734,880

Income before non-recurring costs, financial results amd taxes	3,830,841
Losses / (gains) on disposals of fixed assets and other items	(30,904)

Income before financial results and taxes	3,861,745
Interest and other financial expenses, net	1,386,724

Income before income taxes	2,475,021
Provision for income taxes	(1,562,143)

Results from discontinued operations	912,878
Gains obtained from disposals of financial investments (i)	20,820,074

Income from discontinued operations	21,732,952

(i)
This caption includes gains net of the related tax effect obtained from the disposal of Lusomundo Media (Euro 16,809,196) and PrimeSys (Euro 4,010,878). The gain obtained from the disposal of Lusomundo Mediam net of tax, totaled Euro 37.7 million, and was recognized net of a provision amounting to Euro 18,929,000 (Note 38) to cover certain representations and warranties provided to the buyer in the sale and purchase agreement.

20. Minority interests

During 2006 and 2005, the movements in minority interests were as follows:

	Balance 31 Dec 2005	Changes in the consolidation perimeter (i)	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2006

Brasilcel (ii)	523,268,570	-	15,716,672	33,531,568	(1,561,159)	(14,431,325)	1,908,639	558,432,965
PT Multimedia (iii)	178,075,607	-	-	28,669,799	(35,335,177)	-	(375,983)	171,034,246
MTC	-	65,971,316	-	8,948,952	(11,821,024)	(479,532)	-	62,619,712
Cabo Verde Telecom	33,668,323	-	-	10,156,904	(6,137,449)	-	(3,933)	37,683,845
Cabo TV Madeirense	6,531,728	-	(594,619)	2,094,571	(1,766,999)	-	-	6,264,681
Timor Telecom	3,327,479	-	-	1,212,737	-	(403,170)	-	4,137,046
Cabo TV Açoreana	2,251,967	-	-	731,849	(705,868)	-	-	2,277,948
CST	1,675,209	-	-	343,821	(67,133)	(331,669)	(55,657)	1,564,571
LTM	1,493,621	-	-	770,788	(472,574)	(332,101)	15,535	1,475,269
Previsão	1,109,089	-	-	59,498	(27,584)	-	(46,740)	1,094,263
Kénya Postel Directories	1,015,137	-	-	339,976	(230,945)	(73,706)	-	1,050,462
Other	1,269,346	1,649,981	-	507,693	(121,540)	(145,240)	(7,040)	3,153,200

	753,686,076	67,621,297	15,122,053	87,368,156	(58,247,452)	(16,196,743)	1,434,821	850,788,208

	Balance 31 Dec 2004	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2005

Brasilcel (ii)	305,770,785	-	114,451,321	(11,026,917)	(10,007,415)	126,714,194	(2,633,398)	523,268,570
PT Multimedia (iii)	212,124,711	-	-	33,923,866	(32,122,888)	(67,634)	(35,782,448)	178,075,607
Cabo Verde Telecom	30,728,281	-	-	8,190,353	(5,370,263)	-	119,952	33,668,323
Cabo TV Madeirense	6,056,156	-	-	1,851,972	(1,376,400)	-	-	6,531,728
Timor Telecom	2,258,891	-	(206,622)	874,749	-	400,461	-	3,327,479
Cabo TV Açoreana	2,019,394	-	-	709,916	(477,343)	-	-	2,251,967
CST	1,466,715	-	-	396,550	(57,717)	(64,563)	(65,776)	1,675,209
Kénya Postel Directories	886,003	-	(96,294)	221,817	(243,888)	247,499	-	1,015,137
LTM	1,482,547	-	-	627,644	(479,750)	(136,820)	-	1,493,621
Previsão	1,053,501	-	-	78,005	(22,132)	-	(285)	1,109,089
Other	3,781,990	(1,385,177)	(2,770,636)	(877,152)	(94,028)	42,513	2,571,836	1,269,346

	567,628,974	(1,385,177)	111,377,769	34,970,803	(50,251,824)	127,135,650	(35,790,119)	753,686,076

(i)	In 2006, changes in consolidation perimeter are mainly related to the acquisition of MTC (Note 2.b).

(ii)
The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’s subsidiaries in their corresponding amounts of shareholders’ equity and net income. The increases in minority interests in 2006 and 2005, which are included in the column “Acquisitions, disposals and share capital increases”, are related to Vivo’s corporate restructuring completed in February

84

2006 (Note 1.b) and the share capital increase of TCP completed in January 2005, respectively. The increase in the income applicable to minority interests in 2006 is mainly related to the initial recognition of tax losses from previous periods, as described in Note 7.c.

(iii)
The minority interests in PT Multimedia correspond to the interest of minority shareholders in PT Multimedia’s equity and net income, considering the application of the equity method of accounting. In 2005, for consolidation purposes, part of the cost recognised by PT Multimedia directly in shareholders’ equity from the financial exercise of warrants by Portugal Telecom was reclassified from shareholders’ equity to net income of that subsidiary, in order to eliminate the gain recognised by Portugal Telecom in net income. In 2005, the column “Other” includes approximately Euro 32 million related to the proportion of minority interests in the warrants issued in May 2005.

21. Dividends

On 21 April 2006, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 47.5 euro cents per share relating to year 2005. Accordingly, dividends amounting to Euro 526,402,838 (Notes 40 and 43.i) were paid in 2006.

22. Basic earnings per share

Basic earnings per share for the years 2006 and 2005 were computed as follows:

		2006	2005

Income from continued operations, net of minority interests	(1)	866,759,657	630,950,386
Income from discontinued operations, net of minority interests	(2)	-	23,034,433

Net income	(3)	866,759,657	653,984,819

Weighted average common shares outstanding in the period	(4)	1,108,876,226	1,138,250,826

Basic earnings per share from continued operations, net of minority interests	(1)/(4)	0.782	0.554
Basic earnings per share from discontinued operations, net of minority interests	(2)/(4)	-	0.020
Basic earnings per share from total operations, net of minority interests	(3)/(4)	0.782	0.575

As at 31 December 2006 there were no dilutive effects, since exchangeable bonds were repaid during 2006 (Note 34).

23. Short-term investments

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005

Fixed rate bonds	492,607,644	1,203,619,203
Other short-term investments (i)	1,042,626,085	2,095,990,750

	1,535,233,729	3,299,609,953

(i)
As at 31 December 2005, this caption includes an amount of Euro 37,923,201 related to the fair value of certain exchange rate and interest rate derivatives contracted by Vivo that do not cover any specific risk (Note 41). These derivatives were settled during the year 2006.

The reduction in this caption is primarily related to: (i) the repayment of non-convertible notes issued by PT Finance in 2001 in the amount of Euro 899,500,000 (Note 34); (ii) the repayment of the exchangeable bonds issued by PT Finance in December 2001 in the amount of Euro 390,335,000 (Note 34); and (iii) dividends paid in 2006 in the amount of Euro 526,402,838 (Note 43.j).

Annual report 2006	85

24. Accounts receivable - trade

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005

Accounts receivable from customers (i)	1,410,621,902	1,525,016,152
Unbilled revenues	161,947,862	219,855,066
Other	-	143,333

	1,572,569,764	1,745,014,551
Adjustments for doubtful accounts receivable - trade (Note 38) (ii)	(390,657,352)	(355,784,945)

	1,181,912,412	1,389,229,606

(i)	The reduction in this caption is primarily related to the write-off accounts receivable previously fully adjusted for, amounting to approximately Euro 185 million (Note 38).

(ii)
The increase in this caption is mainly related to the recognition by Vivo of provisions amounting to Euro 30 million related to billing problems associated with the systems migration to a unified platform.

25. Accounts receivable - other

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005

Current accounts receivable - other
Advances to suppliers	67,351,747	59,659,787
Receivables from related parties (i)	52,582,086	44,791,581
Contributions from SNS (ii)	35,425,856	37,664,548
Discounts given to retired Portuguese citizens (iii)	17,985,959	19,670,923
Trial deposits	16,810,729	12,875,715
Unbilled interest	7,314,030	16,705,404
Other	53,219,004	68,822,811

	250,689,411	260,190,769
Adjustments for other current accounts receivable (Note 38)	(31,777,234)	(15,927,455)

	218,912,177	244,263,314

Other non-current accounts receivable	17,415,215	21,910,698
Adjusments for other non-current accounts receivable (Note 38)	(2,177,276)	(2,106,093)

	15,237,939	19,804,605

(i)	As at 31 December 2006, this caption includes an amount of Euro 26 million related to dividends receivable from Unitel, witch were paid in January 2007.

(ii)	These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity was obliged to make a comparticipation per beneficiary of the plan. Outstanding contributions as at 31 December 2006 are related to the following years:

2002	4,134,200
2003	3,271,690
2004	4,635,254
2005	9,327,041

2006	14,057,671

35,425,856

86

As a result of the termination of the Protocol with SNS (Note 9.2), PT Comunicações recorded an adjustment amounting to Euro 19,953,801 to cover certain recoverability risks of these receivables. This amount includes Euro 11,528,257 (Note 9.5) related to receivables from contributions to retired participants, which was recorded as a deduction to the gain from the termination of the Protocol with SNS; the remaining amount of Euro 8,425,544 is related to receivables from contributions to active participants and was recorded as an expense under the caption “Provisions and adjustments”.

(iii)
This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which will be reimbursed by the Portuguese State, under Decree-Law 20-C/86. As a result of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, this receivable balance should be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget. As at 31 December 2006, the account receivable from the Portuguese State is related to the discounts granted during the year 2006.

26. Inventories

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005

Merchandise (i)	131,028,707	155,942,498
Raw materials and consumables	16,747,586	17,634,839
Work in progress	7,137,219	6,801,647
Advances for purchases	-	41,217

	154,913,512	180,420,201
Adjustments for obsolete and slow-moving inventories (Note 38)	(24,632,948)	(28,247,571)

	130,280,564	152,172,630

(i)
This caption includes mainly (1) mobile terminal equipments from Vivo and TMN, (2) telephone and modems (internet acess through ADSL) from the wireline business, and (3) set-top boxes (acess to cable TV), cable modems (internet acess) and DVDs from the Multimedia segment.

27. Taxes receivable and payable

As at 31 December 2006 and 2005, this caption consists of:

	2006		2005

	Receivable	Payable	Receivable	Payable

Current taxes
Operations in Portugal
Value-added tax	42,025,536	63,617,392	30,505,492	70,946,476
Social Security Contributions	-	8,291,722	-	8,412,868
Personnel income tax witholdings	-	8,690,404	-	8,469,984
Income taxes	20,997,678	117,289,642	18,863,663	5,438,577
Other	1,550,871	1,692,400	1,492,138	1,050,631

	64,574,085	199,581,560	50,861,293	94,318,536
Taxes in foreign countries	147,173,487	117,381,268	152,951,877	142,918,443

	211,747,572	316,962,828	203,813,170	237,236,979

Non-current taxes
Taxes in foreign countries	124,531,128	25,787,484	117,244,409	32,413,222

Annual report 2006	87

As at 31 December 2006 and 2005, the caption “Taxes in foreign countries” relates basically to 50% of taxes receivable and payable by Brasilcel’s subsidiaries, as follows:

	2006		2005

	Receivable	Payable	Receivable	Payable

Current taxes:
Income taxes	36,415,422	14,826,855	58,811,881	34,083,312
Indirect taxes	101,965,330	87,792,618	81,877,050	94,251,531
Other	8,792,735	14,761,795	12,262,946	14,583,600

	147,173,487	117,381,268	152,951,877	142,918,443

Non-current taxes:
Income taxes (i)	81,062,529	-	75,879,145	-
Indirect taxes (ii)	43,468,599	25,787,484	41,365,264	32,413,222

	124,531,128	25,787,484	117,244,409	32,413,222

(i)
This caption is primarily related to withholding income taxes in connection with dividends received by the holding companies of Vivo, which are only recoverable after more than one year and only when these companies achieve taxable profits which allow them to recover those taxes.

(ii)
Taxes receivable included in this caption relate mainly to indirect taxes paid in the acquisition of real property, which under Brazilian law are only recoverable over a period of 48 months. This caption relates mainly to ICMS assessed by the Brazilian State of Paraná payable in a period of 48 months in accordance with a special agreement with the local State Government.

As at 31 December 2006 and 2005, the net balance of the caption “Income taxes” from operations in Portugal is made up as follows:

	2006	2005

Current income taxes in the balance sheet	(116,612,097)	(4,407,986)
Payments on account	7,201,228	7,741,149
Witholding income taxes, net	3,274,064	4,411,542
Income taxes receivable (i)	9,844,841	5,725,835
Other	-	(45,454)

Net income tax receivable (payable)	(96,291,964)	13,425,086

(i)
This caption is primarily related to withholding income taxes from previous periods at Portugal Telecom that will only be recoverable when the Company starts to pay income taxes after full utilization of its tax loss carryforwards.

The reconciliation between current income taxes recorded in the Company’s balance sheet as at 31 December 2006 and 2005 and current income tax expense for the periods then ended, is as follows:

	2006	2005

Current income taxes in the balance sheet	116,612,097	4,407,986
Tax loss carryforwards used in the year (Note 18)	137,127,830	261,690,411
Foreign current income taxes of international subsidiaries (i)	45,631,371	66,104,582
Provisions for legal actions related with income taxes (Notes 18 and 38)	8,545,381	6,873,860
Other	3,565,066	6,424,634

	311,481,745	345,501,473

(i)
In 2006, this caption included Euro 24 million related to Vivo (Euro 45 million in 2005), Euro 9 million related to Cabo Verde Telecom (Euro 7 million in 2005), Euro 7 million related to MTC and Euro 1 million related to PT Finance (Euro 8 million in 2005).

88

The current income tax expense was recorded in the following captions:

	2006	2005

Profit and loss statement (Note 18)	308,814,019	345,840,546
Accumulated earnings	2,667,726	(339,073)

	311,481,745	345,501,473

28. Prepaid expenses

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005

Telephone directories	35,231,362	42,055,087
Marketing and publicity	25,674,326	30,542,748
Rights to broadcast sporting events	21,731,063	18,145,515
Sales of equipment (i)	13,561,835	18,459,419
Rentals	7,752,817	8,100,226
Programming content	2,825,949	3,817,421
Maintenance and repairs	1,898,802	7,890,849
Interest paid in advance	831,413	2,134,677
Other	12,207,182	15,125,984

	121,714,749	146,271,926

(i)	Sales of mobile phones are recognized when the final client activates the equipment. Therefore the negative margin, as well as indirect taxes, are deferred and reconised upon the customer activation.

29. Other current and non-current assets

As at 31 December 2006 and 2005, these captions are made up as follows:

	2006	2005

Other Current Assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 39)	46,332,009	48,342,815
Fair value of derivative instruments on PT Multimedia shares (Note 41)	-	42,020,704
Other	4,072,995	15,847,034

	50,405,004	106,210,553

Other Non-Current Assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 39)	627,430,804	744,003,413
Fair value of derivative instruments on PT Multimedia shares and of
interest rate derivatives classified as cash flow hedges (Note 41)	21,033,234	-
Other	15,328,650	16,808,551

	663,792,688	760,811,964

Annual report 2006	89

30. Investments in group companies

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005

Investments in associated companies	229,455,418	175,633,432
Goodwill, net of impairment losses	164,612,372	166,860,191
Loans granted to associated companies and other companies	102,018,169	75,989,257
Investments in subsidiaries	3,012,320	4,767,644
Advances for investments	-	2,352,102

	499,098,279	425,602,626

As at 31 December 2006 and 2005, the caption “Investments in associated companies” consists of:

	2006	2005

Unitel	116,979,117	72,921,020
Universo Online, Inc ("UOL")	51,827,526	46,985,983
CTM - Companhia de Telecomunicações de Macau, SARL ("CTM")	30,296,559	33,865,473
Médi Télécom (i)	9,798,765	-
Banco Best, SA	7,362,020	7,583,700
Páginas Amarelas, SA ("Páginas Amarelas")	3,721,127	3,897,665
Lisboa TV - Informação e Multimédia, SA	3,534,312	3,865,964
INESC - Instituto de Engenharia de Sistemas e Computadores (ii)	2,992,787	2,992,788
Guiné Telecom, SARL (ii)	2,907,534	3,716,555
Hungaro Digitel KFT	2,477,113	1,969,094
Other companies	3,458,879	4,856,623

	235,355,739	182,654,865
Adjustments for investments in associated companies (Note 38)	(5,900,321)	(7,021,433)

	229,455,418	175,633,432

(i)	As at 31 December 2006, this company recorded positive shareholders’ equity, while as at 31 December 2005 it recorded a negative equity position.

(ii)	As at 31 December 2006, these investments are fully adjusted for.

As at 31 December 2006 and 2005, the caption “Goodwill, net of impairment losses” consists of:

	2006	2005

Páginas Amarelas	83,754,434	83,754,434
UOL	53,773,291	54,843,158
Unitel	26,498,503	26,498,503
Other companies	586,144	1,764,096

	164,612,372	166,860,191

As at 31 December 2006 and 2005, there were no impairment losses recognized on the above mentioned carrying values of goodwill.

90

Loans granted to associated companies and other companies are primarily to finance these operations and to develop new businesses. As at 31 December 2006 and 2005, this caption consists of:

	2006	2005

Médi Télécom	68,106,243	70,257,631
Sportinveste Multimédia (i)	35,318,668	35,318,668
Sport TV	12,500,000	17,500,000
INESC (ii)	3,292,066	3,292,066
Other companies	2,041,301	1,439,065

	121,258,278	127,807,430
Adjustments for loans granted to associated companies and other companies (Note 38)	(3,292,066)	(3,293,313)
Adjustments related with the equity accounting on financial investments (Note 38) (iii)	(15,948,043)	(48,524,860)

	102,018,169	75,989,257

(i)	This caption includes Euro 30,023,168 (Note 42) of additional paid-in capital contributions and Euro 5,295,500 of shareholder loans granted to this associated company.

(ii)	This loan is fully adjusted for its expected realizable value.

(iii)
This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. As at 31 December 2006 and 2005, these adjustments are as follows:

	2006	2005

Sportinveste Multimédia	15,948,043	12,426,827
Médi Télécom (Note 38)	-	36,098,033

	15,948,043	48,524,860

If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption “Provisions for other risks and costs – Other”, whenever the Group has assumed responsibilities with that associated company (Note 38).

As at 31 December 2006 and 2005, the caption “Investment in subsidiaries” consists of:

	2006	2005

Archways	2,997,158	1,695,391
Regiforum (i)	-	857,058
Other companies	2,830,185	2,215,195

	5,827,343	4,767,644
Adjustments for investments in group companies (Note 38)	(2,815,023)	-

	3,012,320	4,767,644

(i)	This company was liquidated during the second half of 2006.

In the years 2006 and 2005, the profit and loss caption “Equity in earnings of associated companies, net” consists of:

	2006	2005

Unitel	82,477,320	50,580,539
Médi Télécom (i)	45,571,110	3,183,869
CTM	14,815,486	16,457,134
UOL (ii)	6,150,137	175,386,845
Other (iii)	(17,659,887)	(7,382,210)

	131,354,166	238,226,177

(i)
In 2006, this caption includes an amount of Euro 36,098,033 (Note 38), which was recorded as a reduction of provisions for losses in affiliated companies, since Médi Télécom already recorded a positive equity position as at 31 December 2006.

(ii)	The reduction in this caption in mainly related to the gains recorded in 2005, which include the impact of the restructuring of Portugal Telecom’s investment in UOL.

Annual report 2006	91

(iii)
In 2006, this caption includes (a) losses of approximately Euro 8 million related to the recognition of a provision for Portugal Telecom’s investment in Congo through Cellco and (b) losses in several associated companies amounting to Euro 7,826,555, which were recorded as an increase in provisions for affiliated companies (Note 38).

A summarized financial data of the main associated companies as at 31 December 2006 and in the year 2006 is presented below:

	Percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income

Unitel	25.00%	657,489,749	189,573,281	467,916,468	517,082,106	329,909,280
Médi Télécom	32.18%	1,146,312,081	1,115,862,221	30,449,860	425,073,848	141,613,145
UOL	29.00%	263,143,894	84,428,287	178,715,607	165,095,125	21,207,369
CTM	28.00%	165,642,343	57,440,347	108,201,996	209,126,648	52,912,450

31. Other investments

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005

Financial investments available for sale (Note 3.l.ii)	99,744,129	60,592,486
Real estate investments, net of accumulated amortisation	26,344,787	27,693,584
Other financial investments	6,302,163	7,793,019

	132,391,079	96,079,089

The fair value of financial investments available for sale was determined based on their listed price, and the change in the fair value was recognised in accumulated earnings. The movement in the fair value of financial investments available for sale during 2006, is as follows:

		Share capital
	Balance	increase	Change in fair	Balance
	31 Dec 2005	(Note 43.f)	value	31 Dec 2006

Banco Espírito Santo	57,120,000	19,320,000	18,900,000	95,340,000
Telefónica	3,472,486	-	931,643	4,404,129

	60,592,486	19,320,000	19,831,643	99,744,129

Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortisation and impairment losses, if any. PT Comunicações periodically assesses those assets and recognizes impairment losses in net income as appropriate. PT Comunicações receives rents from lease contracts amounting to Euro 1,775,531 in 2006 and Euro 1,242,647 in 2005 (Note 16). During 2006 and 2005, amortisation costs amounted to Euro 1,043,266 and Euro 1,079,376, respectively (Note 16), and no impairment losses were recognized.

92

As at 31 December 2006 and 2005, other financial investments are recorded at acquisition cost net of impairment losses, if any, and consist of the following:

	2006	2005

Cypress (i)	3,016,754	3,016,754
Tagusparque	1,296,875	1,296,875
Seguradora Internacional	704,448	704,448
Vortal	687,514	687,514
Other	6,477,901	8,518,294

	12,183,492	14,223,885
Adjustments for other investments (Note 38)	(5,881,329)	(6,430,866)

	6,302,163	7,793,019

(i)	This investment was disposed in 2007.

32. Intangible assets

During 2006 and 2005, the movements in intangible assets were as follows:

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2006

Cost
Industrial property and other rights	3,054,360,600	20,204,865	130,552,346	(56,093,523)	38,439,955	3,187,464,243
Goodwill	1,252,866,414	-	41,767,243	(16,912,229)	6,320,082	1,284,041,510
Other intangible assets	23,881,640	-	3,209,235	1,423,843	(1,569,812)	26,944,906
In-progress intangible assets	18,145,079	-	52,979,684	(1,715,966)	(51,736,613)	17,672,184

	4,349,253,733	20,204,865	228,508,508	(73,297,875)	(8,546,388)	4,516,122,843

						-
Accumulated depreciation
Industrial property and other rights	739,141,197	5,804,386	290,439,334	(19,709,750)	(6,857,384)	1,008,817,783
Other intangible assets	8,492,066	-	5,488,771	(260,331)	2,703,291	16,423,797

	747,633,263	5,804,386	295,928,105	(19,970,081)	(4,154,093)	1,025,241,580

	3,601,620,470	14,400,479	(67,419,597)	(53,327,794)	(4,392,295)	3,490,881,263

	Balance 31 Dec 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 31 Dez 2005

Cost
Industrial property and other rights	2,425,550,867	(28,521,414)	73,042,619	525,193,126	59,095,402	3,054,360,600
Goodwill	1,222,855,000	(139,238,694)	4,650,454	164,599,654	-	1,252,866,414
Other intangible assets	13,649,626	111,475	8,807,250	2,362,764	(1,049,475)	23,881,640
In-progress intangible assets	34,072,322	1,749	61,827,794	15,834,719	(93,591,505)	18,145,079

	3,696,127,815	(167,646,884)	148,328,117	707,990,263	(35,545,578)	4,349,253,733

						-
Accumulated depreciation
Industrial property and other rights	394,094,248	(11,695,842)	273,198,848	101,819,398	(18,275,455)	739,141,197
Other intangible assets	5,736,949	(233,209)	2,371,253	134,546	482,527	8,492,066

	399,831,197	(11,929,051)	275,570,101	101,953,944	(17,792,928)	747,633,263

	3,296,296,618	(155,717,833)	(127,241,984)	606,036,319	(17,752,650)	3,601,620,470

The changes in the consolidation perimeter during the year 2006 are mainly related to the acquisition of MTC (Note 2.b). The changes in the consolidation perimeter during 2005 are mainly related to the intangible assets of Lusomundo Media and PrimeSys, which were disposed of in 2005 (Note 19).

As at 31 December 2006, the caption “Industrial property and other rights” includes the following items:

- Euro 339,964,723 related to the acquisition of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid on 27 December 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was recorded in the income statement as a cost of the year 2002 because the acquisition occurred only at the end of the year; and (ii) the gain obtained from a QTE lease transaction (Euro 8,430,864) in 2003 with various equipment allocated to the Basic Network, which gain was considered in the determination of the fair value attributable to the Basic Network in connection with its acquisition by Portugal Telecom;

Annual report 2006	93

- Euro 1,777,361,753 related to 50% of (i) the value allocated to the Band A licenses owned by Vivo in the allocation of the purchase price of certain subsidiaries of Brasil which were incorporated in Vivo, and (ii) the cost of Band B mobile telecommunications licenses obtained by Vivo to operate in certain Brazilian states;

- Euro 603,230,160 related to software licenses;

- Euro 168,983,705 related to contracts for the acquisition of satellite capacity signed by TV Cabo, which were recorded as capital leases;

- Euro 133,092,912 related to a UMTS license obtained by TMN. In addition, TMN and the other mobile operators have assumued the commitment of making contributions to the information society. In 2006, a work group including mobile operators and the Portuguese State was constituted in order to define the terms and amounts of such contributions;

- Euro 78,188,721 related to terminal equipment rented to post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts;

- Euro 34,163,176 resulting from the MTC’s purchase price allocation and related to the value attributed to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control MTC (Note 2.b); and

- Euro 22,126,657 related to the allocation of the purchase price of Sport TV to the fair value of broadcasting rights held by Sport TV under a contract with PPTV in relation to the matches of the Portuguese football league for the seasons from 2004-2005 to 2007-2008.

As at 31 December 2006 and 2005, the goodwill related to subsidiaries was as follows:

	2006	2005

Vivo (i)	692,801,517	701,383,586

Wireline business
PT.com	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	570,204	570,204

	270,955,133	270,955,133

Multimedia
Pay TV and Cable Internet	254,516,010	253,248,456

Other businesses
MTC (Note 2.b)	40,499,689	-
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Web-Lab	6,543,675	6,543,675
TV Cabo Macau	2,610,251	4,650,454
Other	34,023	3,898

	65,768,850	27,279,239

	1,284,041,510	1,252,866,414

(i)
The reduction in the goodwill of Vivo is mainly related to the Euro appreciation against the Brazilian Real in 2006 (Euro/Brazilian Real exchange rate of 2.7440 as at 31 December 2005, as compared to 2.8118 as at 31 December 2006).

For impairment analysis purposes, goodwill was distributed to cash generating units, which correspond to reportable business segments (Note 7). The Board, based on estimated cash flows for those segments, discounted using the applicable discount rates, has concluded that as at 31 December 2006 and 2005, the book value of financial investments, including goodwill, does not exceed its recoverable amount.

During the years 2006 and 2005, no events occurred that indicated impairment losses on intangible assets.

94

33. Tangible assets

During 2006 and 2005 the movements in tangible assets were as follows:

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2006

Cost
Land	79,629,860	-	2,312,775	(272,885)	(967,825)	80,701,925
Buildings and other constructions	936,482,427	1,743,311	56,727,434	(2,207,897)	1,265,119	994,010,394
Basic equipment	11,217,237,559	79,181,389	455,369,922	(69,566,280)	11,170,085	11,693,392,675
Transportation equipment	76,931,737	-	20,068,542	(372,063)	(13,476,967)	83,151,249
Tools and dies	20,240,728	(21,360)	1,498,937	(145,963)	792,151	22,364,493
Administrative equipment	964,421,977	381,682	82,916,060	(4,694,126)	(2,507,426)	1,040,518,167
Other tangible assets	65,655,643	-	3,829,650	(103,776)	(682,804)	68,698,713
In-progress tangible assets	152,051,621	-	241,376,013	(7,353,249)	(183,105,359)	202,969,026
Advances to suppliers of tangible assets	1,359,837	-	(470,221)	9,898	(566,901)	332,613

	13,514,011,389	81,285,022	863,629,112	(84,706,341)	(188,079,927)	14,186,139,255

Accumulated depreciation
Land	12,417,562	-	-	-	(87,590)	12,329,972
Buildings and other constructions	519,591,043	683,228	48,899,458	(571,856)	(7,405,651)	561,196,222
Basic equipment	8,019,715,144	33,285,575	761,886,334	(48,402,612)	(69,618,329)	8,696,866,112
Transportation equipment	39,693,211	-	14,742,687	(225,130)	(10,978,014)	43,232,754
Tools and dies	17,753,878	(92)	826,139	(82,138)	(39,111)	18,458,676
Administrative equipment	777,628,771	529,212	85,220,550	(2,893,519)	(12,250,934)	848,234,080
Other tangible assets	65,208,659	-	2,274,369	(447,067)	(3,247,712)	63,788,249

	9,452,008,268	34,497,923	913,849,537	(52,622,322)	(103,627,341)	10,244,106,065

	4,062,003,121	46,787,099	(50,220,425)	(32,084,019)	(84,452,586)	3,942,033,190

	Balance 31 Dec 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2005

Cost
Land	98,487,608	(19,241,345)	38,281	2,844,964	(2,499,648)	79,629,860
Buildings and other constructions	955,449,657	(70,369,659)	26,994,188	12,680,197	11,728,044	936,482,427
Basic equipment	10,266,167,216	(129,994,189)	383,899,733	569,708,854	127,455,945	11,217,237,559
Transportation equipment	62,684,851	(2,551,239)	25,963,081	1,006,345	(10,171,301)	76,931,737
Tools and dies	18,950,206	(463,304)	537,403	932,769	283,654	20,240,728
Administrative equipment	851,087,993	(7,561,057)	89,101,677	28,810,141	2,983,223	964,421,977
Other tangible assets	69,092,264	(6,546,046)	4,949,275	164,438	(2,004,288)	65,655,643
In-progress tangible assets	182,779,184	(295,330)	266,871,056	58,718,274	(356,021,563)	152,051,621
Advances to suppliers of tangible assets	260,486	(26,088)	1,102,132	17,857	5,450	1,359,837

	12,504,959,465	(237,048,257)	799,456,826	674,883,839	(228,240,484)	13,514,011,389

	-
Accumulated depreciation
Land	12,641,436	(11,825)	(25,422)	-	(186,627)	12,417,562
Buildings and other constructions	525,268,980	(56,667,055)	43,415,242	2,844,138	4,729,738	519,591,043
Basic equipment	7,170,154,671	(92,064,454)	713,882,551	363,973,573	(136,231,197)	8,019,715,144
Transportation equipment	37,437,139	(1,538,837)	12,065,724	546,160	(8,816,975)	39,693,211
Tools and dies	16,764,528	(188,538)	524,755	479,809	173,324	17,753,878
Administrative equipment	701,829,950	(5,364,737)	77,108,709	16,182,080	(12,127,231)	777,628,771
Other tangible assets	104,591,048	(2,042,548)	(1,872,847)	705,024	(36,172,018)	65,208,659

	8,568,687,752	(157,877,994)	845,098,712	384,730,784	(188,630,986)	9,452,008,268

	3,936,271,713	(79,170,263)	(45,641,886)	290,153,055	(39,609,498)	4,062,003,121

The changes in the consolidation perimeter during the year 2006 are related mainly to the acquisition of MTC (Note 2.b). The changes in the consolidation perimeter during 2005 are mainly related to the intangible assets of Lusomundo Media and PrimeSys, which were disposed of in the second half of 2005 (Note 19).

In 2006, the column “Other” includes (i) Euro 51 million related to the adjustment of the realizable amount of certain CDMA network fixed assets at Vivo (Note 15), (ii) Euro 11 million related to the write-off of certain fixed assets at PT Comunicações (Note 7.a), and (iii) Euro 5,7 million related to the impact of the change in the estimated useful life of certain tangible assets at PT Multimedia (Note 15).

The following situations regarding tangible assets should be mentioned:

- Euro 8,435,017 of tangible assets of the wireline business and Euro 210,416,036 of basic equipment of the Pay-TV business are installed in properties of third parties or on public property;

- Euro 15,579,430 of tangible assets of PT Comunicações are not yet registered in its name or in Portugal Telecom’s name;

Annual report 2006	95

- Euro 1,239,689,172 of tangible assets of PT Comunicações are related to the Concession, under the terms of n° 5 of Decree-Law 40/95 of the Modification Agreement of the Concession;

- Euro 22,497,797 of tangible assets of PT Comunicações are located outside Portugal, in particular participations in submarine cable consortiums; and

- In previous years, PT Comunicações, PT Prime, TV Cabo and TMN entered into QTE lease contracts, which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to PT Comunicações, PT Prime, TV Cabo and TMN, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company’s consolidated balance sheet.

34. Loans

As at 31 December 2006 and 2005, this caption consists of:

	2006		2005

	Short-term	Long-term	Short-term	Long-term

Exchangeable bonds	-	-	390,335,000	-
Bonds	-	3,133,646,046	899,500,000	3,138,028,389
Bank loans
External market loans	381,866,643	1,075,326,685	383,542,978	1,726,563,563
Domestic market loans	24,994,569	28,075,839	24,218,954	47,345,559
Other loans
Commercial paper	749,411,565	-	574,774,497	-
External market loans	460,231	271,654	14,941,899	31,233,930
Equity swaps on treasury shares (Note 40.3)	187,612,393	-	102,044,948	-
Leasings	28,378,629	230,216,908	26,248,095	225,455,081

	1,372,724,030	4,467,537,132	2,415,606,371	5,168,626,522

a) Exchangeable bonds

On 6 December 2001, PT Finance issued exchangeable bonds totaling Euro 550,000,000, convertible into Portugal Telecom shares, which had the following terms:

- Exchange price: Euro 12.3985 per ordinary share of Portugal Telecom;
- Nominal value: Euro 5,000;
- Maturity: 6 December 2006 unless previously redeemed, acquired, cancelled or converted; and
- Fixed interest rate: 2% per annum, paid annually.

The Company cancelled 21,933 of these exchangeable bonds (notional amount of Euro 109,665,000) in December 2003 and 10,000 of these exchangeable bonds (notional amount of Euro 50,000,000) in October 2004. On 6 December 2006, the outstanding amount of Euro 390.335.000 (Notes 23 and 43) of these exchangeable bonds was repaid.

b) Bonds

On 7 April 1999, PT Finance issued notes totaling Euro 1,000,000,000 under a Global Medium Term Note (“GMTN”) Programme, with an annual fixed interest rate of 4.625% and maturity in April 2009. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 120,500,000, which were cancelled in November 2004. As at 31 December 2006, the notional amount of these bonds outstanding totals Euro 879,500,000. As at the same date, fair value of these bonds amounted to Euro 877,125,350.

96

On 21 February 2001, PT Finance issued notes totaling Euro 1,000,000,000 under the GMTN Programme, with an annual fixed interest rate of 5.75% and maturity in February 2006. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 100,500,000, which were cancelled in November 2004. These bonds amounting to Euro 899,500,000 were fully repaid in February 2006 (Notes 23 and 43).

On 1 August 2003, Vivo Participações issued bonds amounting to 500 million Brazilian Reais (Euro 89 million as at 31 December 2006), with a maturity of five years and bearing an annual interest at a rate corresponding to 104.4% of the CDI rate.

On 1 May 2005, Vivo Participações issued bonds amounting to 1 billion Brazilian Reais (Euro 178 million as at 31 December 2006), with a maturity of ten years and bearing an annual interest at a rate ranging between 103.3% and 104.2% of the CDI.

In 2005, PT Finance issued three Eurobonds under the GMTN Programme, with the following amounts and maturities:

• On 24 March 2005, issued Eurobonds totaling Euro 1,000,000,000 at an annual interest rate of 3.75% and maturity in 2012;
• On 24 March 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.375% and maturity in 2017;
• On 16 June 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.5% and maturity in 2025.

As at 31 December 2006, fair value of these bonds amounted to Euro 920,600,000, Euro 433,150,000 and Euro 407,650,000, respectively.

Expenses incurred at the date these bonds were issued, which are related to roundings in the determination of the interest rate and to commissions, are deferred and recorded as a deduction to these loans, and recognized in earnings through its period. As at 31 December 2006, the balance of these prepaid expenses amounted to Euro 12,587,008.

As at 31 December 2006, maximum amount of the Global Medium Term Notes Programme of PT Finance amounted to Euro 7,500,000,000.

c) Bank loans

As at 31 December 2006 and 2005, bank loans are denominated in the following currencies:

	2006		2005

	Currency of the		Currency of the
	notional	Euro	notional	Euro

Euro	945,336,195	945,336,195	1,376,955,739	1,376,955,739
US Dollar	28,128,423	21,357,952	100,507,176	85,197,233
Brazilian Real (i)	1,505,081,850	535,273,437	1,946,765,922	709,462,800
Other		8,296,152		10,055,282

		1,510,263,736		2,181,671,054

(i)	The reduction in bank loans denominated in Brazilian Reais is primarily related to Vivo’s debt restructuring, which led to a decrease in both gross debt and cash and cash equivalents.

In 2003, the Company entered into a Multicurrency Revolving Credit Facility amounting to Euro 500 million, with a maturity of 2 years, with a renewal option. In 2005, the maturity of this Facility was renegotiated with 50% of the loan payable in February 2009 and the remainder in February 2010. At the end of 2005 this Facility was fully drawn, while at the end of 2006 only the amount of Euro 40 million was being used, as a result of a repayment made during 2006 amounting to Euro 460 million (Note 43.g).

In 2004, Portugal Telecom and PT Finance obtained three other Multicurrency Revolving Credit Facilities totaling Euro 400 million, as follows:

Annual report 2006	97

• On 24 June 2004, with an amount of Euro 150 million and an initial maturity of four years, which was changed to six years in the first half of 2005;
• On 18 October 2004, with an amount of Euro 100 million and an initial maturity of three years, which was changed to five years in the first half of 2005; and
• On 22 October 2004, with an amount of Euro 150 million and a maturity of three years and six months.

As at 31 December 2006, the Group has used an amount of Euro 185 million in connection with these stand-by facilities. As at the same date, the fair value of outstanding balances amounted to Euro 184 million.

As at 31 December 2006, loans obtained from European Investment Bank (“EIB”) and KFW amounted to, respectively, Euro 699 million and Euro 8 million, maturing up to 2014. As at that date, fair value of these loans amounted to Euro 683 million and Euro 6 million, respectively.

As at 31 December 2006 and 2005, the bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2006	2005

Maximum	5.46%	4.60%
Minimum	3.00%	2.44%

d) Commercial paper

Portugal Telecom has entered into short-term commercial paper programs, amounting to a total of Euro 875,000,000. As at 31 December 2006, the Company had used an amount of Euro 749,411,565, with maturity in January 2007 and interest at an annual average rate of 3.80% .

e) Medium and long-term debt

As at 31 December 2006, long-term loans mature on the following years:

2008	466,763,333
2009	1,077,972,639
2010	326,766,896
2011	124,427,107
2012	1,201,255,300
2013 and following years	1,270,351,857

4,467,537,132

f) Covenants

As at 31 December 2006, the Company had several covenants related to its indebtedness, which have been fully complied with as at that date, as follows:

• Change in control

The Credit Facilities amounting to Euro 900 million and some loans obtained from EIB totaling Euro 386 million as at 31 December 2006, grant the right to the banks of demanding the repayment of all amounts due in the case of any change in the control of Portugal Telecom.

• Credit rating

Some of the loan agreements with the EIB, totaling Euro 365 million as at 31 December 2006, state that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB/Baa2 or less. As a result of PT’s downgrade on 3 August 2006 to BBB- by S&P, to Baa2 by Moody’s and to BBB by Fitch, the Company negotiated with EIB revised terms and conditions for these loans. The

98

agreement between the two entities, signed on 23 February 2007, allows PT to present the guarantee only in the case of a downgrade from the current rating (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch).

• Control/disposal of subsidiaries

The Credit Facility amounting to Euro 500 million states that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

• Disposals of assets

The Credit Facility amounting to Euro 100 million and certain EIB loans totaling Euro 680 million include certain restrictions regarding the disposal of assets by Portugal Telecom. Following the agreement signed with EIB on 23 February 2007 mentioned above, the bank waived its rights related to this covenant solely for the PT Multimedia spin-off (subject to approval in Shareholders General Meeting of Portugal Telecom).

• Financial ratios

The Facility of Euro 500 million and one of the facilities of Euro 150 million state that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. The Credit Facility obtained in October 2004, amounting to Euro 100 million, states that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the conditions (spread and maturity) applicable to the Facility of Euro 500 million and to one of the Euro 150 million Facilities obtained in June 2004 may be changed if the ratio Consolidated Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As at 31 December 2006, this ratio stood at 1.55.

• Negative Pledge

The Global Medium Term Notes and the Facilities totaling Euro 900 million are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

35. Accounts payable - other

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005

Fixed asset suppliers	417,871,361	319,762,088
Accounts payable to employees	18,382,030	16,496,914
Other	43,123,122	77,485,610

	479,376,513	413,744,612

36. Accrued expenses

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005

Supplies and external services	299,237,991	256,175,923
Interest expense (i)	196,902,460	268,199,421
Vacation pay and bonuses	111,835,095	109,452,606
Discounts to clients	39,057,657	46,055,106
Other	33,184,329	28,038,129

	680,217,532	707,921,185

(i)
As at 31 December 2006 and 2005, this caption includes Euro 58.5 million (Note 41) and Euro 72.6 million, respectively, related to the fair value of the interest component of derivative financial instruments contracted by Vivo. As at 31 December 2006, this caption includes Euro 11.2 million (Note 41) related to the fair value of exchange rate and interest rate derivatives contracted by several Group companies.

Annual report 2006	99

The reduction in this caption in 2006, is mainly related to the interest of the non-convertible bonds issued by PT Finance on February 2001, which were repaid on February 2006 (Note 34).

37. Deferred income

As at 31 December 2006 and 2005, this caption consists of:

Advance billings	193,298,636	183,983,467
Pre-paid traffic	111,408,166	105,931,306
Penalties imposed to customers for contracts violation	39,942,294	32,811,670
Other advance billings	41,948,176	45,240,491
Other	22,439,675	24,171,979

	215,738,311	208,155,446

38. Provisions and adjustments

During 2006 and 2005, the movements in this caption were as follows:

	Balance 31 Dec 2005	Changes in the consolidation ;perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2006

Adjustments
For doubtful accounts receivable (Notes 24 and 25)	373,818,493	521,587	283,188,936	(42,065,033)	(6,258,490)	(184,593,631)	424,611,862
For inventories (Note 26)	28,247,571	-	2,653,654	(5,247,510)	(227,079)	(793,688)	24,632,948
For investments (Note 30 and 31)	65,270,472	-	6,336,241	(36,098,033)	310 993	(1,982,891)	33,836,782

	467,336,536	521,587	292,178,831	(83,410,576)	(6,174,576)	(187,370,210)	483,081,592

Provisions for risks and costs
Litigation (Note 45)	74,717,074	-	26,460,483	(2,286,421)	(1,924,893)	(44,579,301)	52,386,942
Taxes	68,293,691	-	13,960,219	(32,635,330)	(1,391,010)	(4,572,492)	43,655,078
Other	135,511,379	-	5,374,211	(12,385,262)	(934,093)	(15,823,197)	111,743,038

	278,522,144	-	45,794,913	(47,307,013)	(4,249,996)	(64,974,990)	207,785,058

	745,858,680	521,587	337,973,744	(130,717,589)	(10,424,572)	(252,345,200)	690,866,650

	Balance 31 Dec 2004	Changes in the consolidation ;perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2005

Adjustments
For doubtful accounts receivable (Note 24 and 25)	384,282,577	(9 470 260)	218,146,238	(45,861,667)	24,366,734	(197,645,129)	373,818,493
For inventories (Note 26)	33,738,318	(11 736 143)	7,455,408	(2,733,665)	2,836,002	(1,312,349)	28,247,571
For investments (Note 30 and 31)	163,570,034	(5 822 982)	9,316,174	(100,845,406)	(1 668 379)	721,031	65,270,472

	581,590,929	(27,029,385)	234,917,820	(149,440,738)	25,534,357	(198,236,447)	467,336,536

Provision for risks and costs
Litigation (Note 45)	83,464,327	(16 547 762)	21,301,308	(32,698,384)	8,574,753	10,622,832	74,717,074
Taxes	63,564,078	(3 343 758)	9,103,991	(2,494,247)	12,094,237	(10,630,610)	68,293,691
Other	104,484,746	35 272 827	40,619,172	(11,666,178)	2,693,118	(35,892,306)	135,511,379

	251,513,151	15,381,307	71,024,471	(46,858,809)	23,362,108	(35,900,084)	278,522,144

	833,104,080	(11,648,078)	305,942,291	(196,299,547)	48,896,465	(234,136,531)	745,858,680

As at 31 December 2006 and 2005, the caption “Provisions for risks and costs” was classified in the balance sheet in accordance with the expected settlement date, as follows:

	2006	2005

Current provision
Litigation	32,053,458	34,772,400
Taxes	26,512,397	52,369,318
Other	46,585,636	75,957,236

	105,151,491	163,098,954

Non-current provision
Litigation	20,333,484	39,944,674
Taxes	17,142,681	15,924,373
Other	65,157,402	59,554,143

	102,633,567	115,423,190

	207,785,058	278,522,144

The provision for taxes relates to probable tax contingencies, which were estimated based on internal information and the opinion of external tax advisors.

100

As at 31 December 2006 and 2005, the caption “Provisions for risks and costs - Other”, consists of:

	2006	2005

Asset retirement obligation (Note 3.g))	58,867,102	49,139,262
Customer retention programs (i)	42,607,492	41,048,865
Negative financial investments (ii)	4,548,077	4,899,962
Estimated costs with the disposal of Lusomundo Media (iii)	-	18,929,000
Digitalization of TV Cabo network (iv)	-	10,295,804
Other	5,720,367	11,198,486

	111,743,038	135,511,379

(i)	This provision was recognised by TMN and Vivo to settle future liabilities relating to customer retention programmes and was computed based on present catalogue costs and estimated usage levels.

(ii)	This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting exceeding the corresponding total invested amount, including loans (Notes 2.a) and 30).

(iii)	Following the disposal of the Lusomundo Media business in August 2005, the Group recorded a provision of Euro 18,929,000 (Note 19) to cover certain guarantees provided to the buyer in the sale and purchase agreement. During 2006, the Group concluded its negotiations with the buyer for an amount of Euro 10,420,000 to be paid under the terms of the sale agreement. Accordingly, the remaining amount of Euro 8,509,000 was reversed (Note 15).

(iv)	This provision for the digitalization of TV Cabo network was recorded in previous years to cover costs related with a plan approved by PT Multimedia to replace the analogue premium service of TV Cabo by a digital offer. This provision was fully used up to 31 December 2006.

The changes in the consolidation perimeter during the year 2006 are related to the acquisition of MTC (Note 2.b). The changes in the consolidation perimeter during 2005 are mainly related to the disposals of Lusomundo Media and PrimeSys in the second half of 2005 (Note 19).

The increases in provisions and adjustments in 2006 and 2005 were recognised in the income statement as follows:

	2006	2005

Provisions and adjustments	304,124,737	259,567,845
Curtailment costs, net (Note 9.5)	11,528,257	-
Income taxes (Notes 18 and 27)	8,545,381	6 873 860
Equity in losses of affiliated companies (Note 30)	7,826,555	9,486,170
Other costs, net (Note 15)	3,295,160	1,949,648
Costs of products sold (Note 11)	2,527,916	7,090,586
Discontinued operations (Note 19)	-	18,929,000
Other	125,738	2,045,182

	337,973,744	305,942,291

The decreases in these captions in 2006 and 2005 were recognised in the income statement as follows:

	2006	2005

Provisions and adjustments	(71,841,408)	(83,618,848)
Equity in earnings of affiliated companies (i)	(36,675,164)	(109 645 406)
Other costs, net (Note 15)	(12,728,490)	( 39 463)
Indirect taxes (Note 14)	(4,214,639)	-
Costs of products sold (Note 11)	(3,796,922)	(2,532,067)
Other	(1 460 966)	(463,763)

	(130,717,589)	(196,299,547)

(i)	In 2006, this caption includes Euro 36,098,033 (Note 30) related to the reduction of the provision for losses in Médi Télécom.

Annual report 2006	101

In 2006 and 2005, the profit and loss caption “Provisions and adjustments” consists of:

	2006	2005

Increases in provisions and adjustments for doubtful receivables and other	304,124,737	259,567,845
Decreases in provisions and adjustments for doubtful receivables and other	(71,841,408)	(83,618,848)
Direct write-off of accounts receivables	11,054,239	3,241,773
Collections from accounts receivable which were previously written-off	(13,143,896)	(7,713,329)

	230,193,672	171,477,441

The amount in the column “Other movements” under the caption “Adjustments for doubtful accounts receivable” relates basically to the write-off of balances previously fully provided for (Note 24).

In the caption of “Provisions for risks and costs – Litigation”, the reduction in column “Other” is mainly related to the unfavorable resolution of a legal action against Vivo related to the privatization of Telebrás in 1998, following which Vivo paid an amount of Euro 26 million (Note 45.2) .

39. Other current and non-current liabilities

As at 31 December 2006 and 2005, these captions consist of:

	2006	2005

Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 29)	46,332,009	48,342,815
Dividends payable (i)	8,909,070	15,843,427
Other (ii)	27,254,810	21,426,204

	82,495,889	85,612,446

Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 29)	627,430,804	744,003,413
Fair value of derivative financial instruments (Note 41)	44,048,655	53,542,200
Other (iii)	11,009,462	11,555,757

	682,488,921	809,101,370

(i)	This caption is related to unpaid dividends declared by Brasilcel’s subsidiaries.

(ii)
As at 31 December 2006, this caption includes Euro 20 million related to an account receivable in favour of the shareholders of the   subsidiaries of Brasilcel in connection with a reverse stock split undertaken in 2005. In this transaction, the shares issued by the various   companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not possess a sufficient   number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken. Each company   recognized the value received in this auction as a payable to the former shareholders, which payable will be reduced to the extent the   former shareholders request those amounts.

(iii)	This caption includes primarily accrued expenses in connection with certain loans obtained by Vivo where the interest component is payable in more than 12 months.

102

40. Shareholders’ Equity

During 2006 and 2005, the movements in this caption were as follows:

	Share capital	Capital issued premium	Treasury shares	Legal reserve	Reserve for treasury shares	Accumulated earnings	Total equity excluding minority intersts

Balance as at 31 December 2004	1,166,485,050	91,704,891	(189,751,440)	154,225,075	87,799,950	376,080,511	1,686,544,037
Acquisition of treasury shares	-	-	(252,749,396)	-	-	-	(252,749,396)
Reserve for treasury shares cancelled	-	-	-	-	340,455,888	(340,455,888)	-
Cancellation of treasury shares	(37,628,550)	-	340,455,888	-	(302,827,338)	-	-
Dividends paid (Note 43.j)	-	-	-	-	-	(395,085,000)	(395,085,000)
Earnings allocated to the legal reserve	-	-	-	25,004,286	-	(25,004,286)	-
Treasury shares acquired by PT Multimedia from minority shareholders	-	-	-	-	-	(33,977,853)	(33,977,853)
Income recognized directly in shareholders' equity	-	-	-	-	-	169,674,682	169,674,682
Income recognized in the income statement	-	-	-	-	-	653,984,819	653,984,819

Balance as at 31 December 2005	1,128,856,500	91,704,891	(102,044,948)	179,229,361	125,428,500	405,216,985	1,828,391,289
Share capital increase through the incorporation of reserves	338,656,950	(91,704,891)	-	(121,523,559)	(125,428,500)	-	-
Increase of free reserves through a share capital reduction	(1,072,413,675)	-	-	-	-	1,072,413,675	-
Acquisition of equity swaps over treasury shares	-	-	(171,984,398)	-	-	-	(171,984,398)
Financial settlement of equity swaps over treasury shares	-	-	86,416,953	-	-	-	86,416,953
Dividends paid (Notes 21 and 43.j)	-	-	-	-	-	(526,402,838)	(526,402,838)
Earnings allocated to the legal reserve	-	-	-	25,001,079	-	(25,001,079)	-
Income recognized directly in shareholders' equity	-	-	-	-	-	172,069,067	172,069,067
Income recognized in the income statement	-	-	-	-	-	866,759,657	866,759,657

Balance as at 31 December 2006	395,099,775	-	(187,612,393)	82,706,881	-	1,965,055,467	2,255,249,730

40.1. Share capital

On 21 December 2005, Portugal Telecom cancelled 37,628,550 treasury shares, with a nominal value of one euro each, that were held following a decision taken in the Annual General Meeting of 29 April 2005 regarding an announced share buyback program. As a result, the Company’s share capital was reduced from Euro 1,166,485,050 to Euro 1,128,856,500 as at 31 December 2005.

The Annual General Meeting of 21 April 2006 approved a share capital increase of Euro 338,656,950 and subsequent share capital reduction of Euro 1,072,413,675. The share capital increase was effective on 11 May 2006 through the incorporation of capital issued premiums, legal reserves and reserves for treasury shares. The share capital reduction was effective 11 September 2006 through the transfer of that amount to “Accumulated earnings”. Following both these transactions, Portugal Telecom’s fully subscribed and paid share capital as at 31 December 2006, amounted to Euro 395,099,775 and is represented by 1,128,856,500 shares, with a nominal value of thirty five cents each with the following distribution:

  1,128,856,000 ordinary shares; and
  500 Class A shares.

The following matters may not be approved in a general shareholders’ meeting against the majority of the votes corresponding to Class A shares:

  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform competing activities with those of the companies within a control relationship with Portugal Telecom, SGPS, S.A;
  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the establishing of standards for share capital increases to be resolved by the Board of Directors;
  Issuing of bonds or other securities, establishing the issue value for these securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuing of bonds convertible into shares, as well as establishing the standards for the issuing of bonds of such nature to be resolved by the Board of Directors;
  The passing of resolutions on the application of the financial year results, in the events of a dividend distribution to the shareholders in a percentage superior to 40% of distributable profits;
  Election of the Board of the General Shareholders’ Meeting, as well as of the members of the Supervisory Board;
  Approval of the general goals and fundamental principles of the Company’s policies;
  Definition of the general principles of the policy of shareholdings in companies, as well as, in the cases where those principles require prior General Shareholders’ Meeting authorization, the passing of resolutions on the respective acquisitions and sales;
  Moving the Company’s registered offices within the municipality of Lisbon or to a neighbouring municipality.

Annual report 2006	103

In addition, the election of one third of the total number of directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of Class A shares.

40.2. Capital issued premium

This caption resulted from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários (“CMVM”, the Portuguese securities and stock exchange regulator), these amounts can only be used to increase share capital or to absorb accumulated losses (without it being necessary to first use other reserves). This amount cannot be used to pay dividends or to acquire treasury shares. The total capital issued premium was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

40.3. Treasury shares

As at 31 December 2006 and 2005, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares under IAS 32, thus implying the recognition of a corresponding financial liability (Note 34).

During 2006, the movements in these captions were as follows:

	Number of shares	Nominal value	Premiums and discounts	Carrying value	Carrying value per share

Balance as at 31 December 2004	21,551,006	21,551,006	168,200,434	189,751,440	8.80
Acquisitions	29,317,544	29,317,544	223,431,852	252,749,396
Cancellation (Note 40.1)	(37,628,550)	(37,628,550)	(302,827,338)	(340,455,888)

Balance as at 31 December 2005	13,240,000	13,240,000	88,804,948	102,044,948	7.71
Acquisitions	18,740,000	18,740,000	153,244,398	171,984,398
Financial settlement of equity swaps over treasury shares (i)	(11,340,000)	(11,340,000)	(75,076,953)	(86,416,953)

Balance as at 31 December 2006	20,640,000	20,640,000	166,972,393	187,612,393	9.09

(i)	During the second half of 2006, Portugal Telecom completed the financial settlement of equity swaps over 11,340,000 own shares, having received an amount of Euro 23,513,275 (Notes 16) resulting from the difference between the exercise price and the market price of PT’s share as of the dates of the financial settlement.

40.4. Legal reserve

Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. A portion of legal reserve amounting to Euro 121,523,559 was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

104

40.5. Reserve for treasury shares

The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled. This reserve has the same legal regime as the legal reserve. The total reserve for treasury shares was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

40.6. Accumulated earnings

As at 31 December 2006 and 2005, this caption consists of:

	31 Dec 2006	31 Dec 2005

Income and expenses recognized directly in equity
Net actuarial losses (Note 9)	(1,650,597,836)	(1,970,013,049)
Hedge accounting of financial instruments	3,984,931	(21,613,807)
Investments available for sale	22,968,096	3,136,453
Cumulative foreign currency translation adjustments (i)	637,337,339	717,198,124

	(986,307,470)	(1,271,292,279)
Tax effect	430,471,597	543,387,339

	(555,835,873)	(727,904,940)
Free reserves and retained earnings	1,654,131,683	479,137,106
Net income attributable to equity holders of the parent	866,759,657	653,984,819

	1,965,055,467	405,216,985

(i)

This caption includes mainly the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the balance sheet date (Note 3.q)), and is mainly related to PT’s investment in Brazil, whose currency translation adjustments amounted to Euro 652 million as at 31 December 2006, of which Vivo represents approximately 95%.

41. Derivative financial instruments

Derivative financial instruments are primarily used by the Company to manage interest rate and exchange rate exposure.

The contracting of these financial instruments is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are permanently monitored. The fair value of these derivatives is determined regularly during the year to assess the economic and financial implications of different scenarios.

Equity derivatives

In order to increase its exposure to PT Multimedia, Portugal Telecom contracted in previous years with a financial institution equity swaps over 30,575,090 shares of PT Multimedia, representing 9.9% of PT Multimedia’s share capital. These equity swaps had the following conditions as at 31 December 2005:

- 18,375,090 shares, with an initial strike price of Euro 8.87 and a maturity of 4 months; and

- 12,200,000 shares, with an initial strike price of Euro 7.05 and a maturity of 4 months.

As at 24 July 2006, the maturiy date, these equity swaps were cash settled, and the Company received an amount of Euro 26.8 million as a result of the difference between the initial prices and the price of PTM’s share as at that date (9.02) . At the same date, Portugal Telecom contracted a new equity swap over 30,575,090 shares of PT Multimedia with an initial price of Euro 9.02 and maturity of 2 years.

Annual report 2006	105

In addition, in 2004 Portugal Telecom contracted with Banco Espírito Santo equity derivatives which consisted of options that allowed the Company to have a right to receive Euro 16.6 million, and also allowed Portugal Telecom to acquire shares representing 5% of PT Multimedia’s share capital. These options matured on 31 December 2005 and could not be exercised by either of the parties as the strike prices established in the respective contracts were not met. The payment of the option price previously mentioned was subject to the condition of payment to Banco Espirito Santo under similar options it had contracted with third parties (to obtain the financial hedging of its position on the call and put options). During 2005, Portugal Telecom received 50% of the option price, in the amount of Euro 8.3 million. In June 2006, Banco Espírito Santo informed Portugal Telecom that the remaining 50%, totaling Euro 8.3 million, has not been paid. Consequently, this contract was terminated.

Hedging financial instruments

Portugal Telecom analyzes its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2006 and 2005, the following financial instruments were classified as hedging derivatives (amounts in millions of euros, including 100% of Vivo’s financial instruments):

31 Dec 2006				Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Cash flow hedge
Portugal Telecom	399.0	EUR Interest rate swaps	6.8	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	40.3	Cross currency swaps EUR/USD	5.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	565.8	Cross currency swaps USD/BRL	0.8	Eliminate the risk of exchange rate fluctuations in loans
Vivo	320.4	Cross currency swaps JPY/BRL	1.3	Eliminate the risk of exchange rate fluctuations in loans

31 Dec 2005				Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Cash flow hedge				Eliminate the risk of interest rate fluctuations in loans
Portugal Telecom	585.0	EUR Interest rate swaps	7.6
Fair value hedge				Eliminate the risk of exchange rate fluctuations in loans
Portugal Telecom	54.1	Cross currency swaps EUR/USD	6.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	961.5	Cross currency swaps USD/BRL	1.1	Eliminate the risk of exchange rate fluctuations in loans
Vivo	161.3	Cross currency swaps JPY/BRL	1.1	Hedge changes in fair value of loans due to changes in
Vivo	40.1	BRL Interest rate swaps	1.8	benchmark interest rate
				Hedge changes in fair value of loans due to changes in
Vivo	197.1	USD Interest rate swaps	1.8	benchmark interest rate

Financial instruments held for trading

As at 31 December 2006 and 2005, Portugal Telecom had contracted the following financial instruments which, according with IAS 39, are classified as held for trading derivatives (amounts in million of euros, including 100% of Vivo’s financial instruments):

31 Dec 2006				Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Portugal Telecom	251.6	EUR Interest rate swaps	5.5	Instruments resulting from previous hedgings
Portugal Telecom	200.0	EUR Call / USD Put	2.3	Restructure of previous derivative financial instruments
Portugal Telecom	275.8	Equity swaps on PT Multimedia shares	1.6	Increase exposure to PT Multimedia
Cabo Verde Telecom	2.1	Cross currency swap EUR/USD	2.9	Eliminate the risk of exchange rate and interest rate
				fluctuations in loans
Vivo	12.5	Cross currency swaps USD/BRL	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	1.9	Cross currency swaps EUR/BRL	0.4	Eliminate the risk of exchange rate fluctuations in loans
Vivo	875.8	BRL Interest rate swaps	0.5	Hedge changes in fair value of loans due to changes in
				benchmark interest rate
Vivo	176.5	USD Interest rate swaps	0.8	Hedge changes in fair value of loans due to changes in
				benchmark interest rate
Mobitel	16.6	Cross currency swaps USD/BRL	3.3	Eliminate the risk of exchange rate fluctuations in loans

31 Dec 2005				Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Portugal Telecom	102.0	EUR Interest rate swaps	4.5	Instruments resulting from previous hedgings
Portugal Telecom	200.0	EUR Call / USD Put	3.3	Restructure of previous derivative financial instruments
Portugal Telecom	249.0	Equity swaps on PT Multimedia shares	0.3	Increase exposure to PT Multimedia
Cabo Verde Telecom	3.3	Cross currency swaps EUR/USD	3.9	Eliminate the risk of exchange rate and interest rate
				fluctuations in loans
Vivo	318.2	Cross currency swaps USD/BRL	0.8	Eliminate the risk of exchange rate fluctuations in loans
Vivo	5.8	Cross currency swaps EUR/BRL	0.0	Eliminate the risk of exchange rate fluctuations in loans
Mobitel	17.8	Cross currency swaps USD/BRL	4.1	Eliminate the risk of exchange rate fluctuations in loans

106

Fair value of financial instruments

The movement in the fair value of derivatives in 2006 and 2005 was as follows (amounts in millions of euros):

				Additions and cancelations	Foreign currency translation adjustments and other	Balance 31 Dec 2006
		Fair value adjustment

	Balance 31 Dec 2005	Income	Reserves

Fair value hedges
Interest rate and exchange rate	(122.3)	(125.1)	-	151.3	2.0	(94.1)
Derivatives held for trading
Exchange rate	(26.6)	(8.4)	-	-	-	(35.0)
Exchange and interest rate	36.3	(9.5)	-	(38.3)	0.3	(11.2)
Interest rate	(5.3)	(3.7)	-	1.7	(0.0)	(7.4)
Equity swaps over PT Multimedia shares (Note 43.e)	42.0	1.8	-	(26.8)	-	17.0
Cash flow hedges
Interest rate	(21.6)	-	25.6	-	-	4.0

	(97.6)	(144.9)	25.6	88.0	2.2	(126.7)

	Balance 31 Dec 2004			Additions and cancelations	Foreign currency translation adjustments and other	Balance 31 Dec 2005
		Fair value adjustment

		Income	Reserves

Fair value hedges
Interest rate and exchange rate	(60.6)	(140.1)	-	101.8	(23.5)	(122.3)
Derivatives held for trading
Exchange rate	(40.7)	14.1	-	-	-	(26.6)
Exchange rate and interest rate	39.8	(50.5)	-	23.0	24.0	36.3
Interest rate	(0.2)	(3.6)	-	-	(1.5)	(5.3)
Equity swaps over PT Multimedia shares (Note 29)	31.2	10.8	-	-	-	42.0
Options to acquire shares of PT Multimedia	(12.6)	4.2	-	-	8.3	-
Cash flow hedges
Interest rate (Note 40.6)	(21.7)	-	0.1	-	-	(21.6)

	(64.8)	(164.9)	0.1	124.8	7.4	(97.6)

In 2006, the fair value adjustments related to derivatives held for trading and fair value hedges were recorded in the following income statement captions (amounts in millions of euros):

	Net interest expense	Net foreign currency exchange losses/ (gains)	Net losses/ (gains) on financial assets (Note 16)	Total

Fair value hedges
Interest rate and exchange rate	69.0	56.1	-	125.1
Derivatives held for trading
Exchange rate	-	-	8.4	8.4
Exchange rate and interest rate	-	5.4	4.1	9.5
Interest rate	-	-	3.7	3.7
Equity swaps over PT Multimedia shares	-	-	(1.8)	(1.8)

	69.0	61.4	14.4	144.9

Annual report 2006	107

In 2005, the fair value adjustments related to derivatives held for trading and fair value hedges were recorded in the following income statement captions (amounts in millions of euros):

	Net interest expense	Net foreign currency exchange losses/ (gains)	Net losses/ (gains) on financial assets (Note 16)	Total

Fair value hedges
Interest rate and exchange rate	87.7	52.4	-	140.1
Derivatives held for trading
Exchange rate	-	-	(14.1)	(14.1)
Exchange rate and interest rate	-	-	50.5	50.5
Interest rate	-	-	3.6	3.6
Equity swaps over PT Multimedia shares	(1.4)	-	(9.4)	(10.8)
Options to acquire and sell shares of PT Multimedia	-	-	(4.2)	(4.2)

	86.3	52.4	26.3	164.9

As at 31 December 2006, the derivatives contracted by the Company are recognized at fair value and are recorded in the following balance sheet captions (amounts in millions of euros):

	Assets			Liabilities

	Short term investments	Other non- current assets (Note 29)	Debt	Accrued expenses (Note 36)	Other non- current liabilities (Note 39)	Total

Fair value hedges
Exchange rate and interest rate	-	-	(35.6)	(58.5)	-	(94.1)
Derivatives held for trading
Exchange rate	-	-	-	-	(35.0)	(35.0)
Exchange rate and interest rate	-	-	-	(11.2)	-	(11.2)
Interest rate	1.7	-	-	-	(9.0)	(7.4)
Equity swaps over PT Multimedia shares	-	17.0	-	-	-	17.0
Cash flow hedges
Interest rate	-	4.0	-	-	-	4.0

	1.7	21.0	(35.6)	(69.7)	(44.0)	(126.7)

As at 31 December 2005, the derivatives contracted by the Company are recognized at fair value and are recorded in the following balance sheet captions (amounts in millions of euros):

	Assets		Liabilities

	Short term investments assets (Note 23)	Other current (Note 29)	Debt	Accrued expenses (Note 36)	Other non- current liabilities (Note 39)	Total

Fair value hedges
Exchange rate and interest rate	-	-	(49.8)	(72.6)	-	(122.3)
Derivatives held for trading
Exchange rate	-	-	-	-	(26.6)	(26.6)
Exchange rate and interest rate	37.9	-	(1.6)	-	-	36.3
Interest rate	-	-	-	-	(5.3)	(5.3)
Equity swaps over PT Multimedia shares	-	42.0	-	-	-	42.0
Cash flow hedges
Interest rate	-	-	-	-	(21.6)	(21.6)

	37.9	42.0	(51.4)	(72.6)	(53.5)	(97.6)

108

42. Guarantees and financial commitments

As at 31 December 2006, the Company has presented guarantees and comfort letters to third parties, as follows:

Bank guarantees and other guarantees given to Tax Authorities	41,130,444

Bank guarantees given to Portuguese courts for outstanding litigation	2,342,952

Bank guarantees given to other entities
On behalf of TMN	22,628,679
On behalf of PT Comunicações	8,100,531
On behalf of PT Multimedia	8,294,647
Other bank guarantees	4,148,774

43,172,631

Comfort letters given to other entities
Sport TV	31,500,000
PT Ventures	5,669,686
Other	2,666,666

39,836,352

Bank guarantees given on behalf of TMN include a guarantee presented in connection to cross-border lease transactions contracted by TMN (Note 33) and guarantees presented to ANACOM related to TMN’s obligations under the UMTS licenses acquired in December 2000. Bank guarantees given on behalf of PT Comunicações were presented to Municipal Authorities and are mainly related to the repayment of taxes and other fees in connection with Portugal Telecom’s use of public rights-of-way. Bank guarantees given on behalf of PT Multimedia include guarantees presented to the “Alta Autoridade para a Comunicação Social” (the Portuguese media regulator), in connection with licenses for the broadcasting of television shows.

Comfort letters were issued by the Group in order to guarantee loans obtained by associated companies. PT Multimedia and Sportinveste (the other shareholder of Sport TV, together with PT Conteúdos) granted to Sport TV a guarantee of up to Euro 70 million to cover a loan obtained by Sport TV to acquire the rights to broadcast the football matches of the Portuguese league for the seasons 2004-2005 to 2007-2008. As at 31 December 2006, total gross debt of Sport TV amounted to Euro 63 million, which is proportionally consolidated in the consolidated financial statements of Portugal Telecom. Therefore, the remaining 50% of these loans not consolidated in PT’s financial statements amounting to Euro 31.500.000 is included in the table above.

As at 31 December 2006, the Company had also assumed the following financial commitments, disregarding those recorded in the financial statements:

(a) In June 2006, Médi Telecom entered into a medium and long-term contract with a consortium of Moroccan banks, for a total amount of Euro 544 million. The funds raised were used to repay all the medium and long term debt, denominated in foreign currencies, previously issued under loan contracts entered into with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale.

As was the case under the loans repaid, under the provisions of the new loan agreements, Médi Telecom is required to attain certain financial performance levels. In accordance with the financing transaction, the major shareholders of Médi Telecom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Moviles España (32.18%) and Banque Marrocaine du Commerce Exterieur (17.59%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Telecom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets. On October 2006, the other shareholder of Médi Télécom also signed the Shareholders Support Deed.

Under this agreement, these parties committed to make contributions (capital subscription or loans), proportional to their stakes in the company, up to a total of Euro 168 million, of which Euro 50 million are related to the repayment of debt and ends as soon as Médi Telecom reaches a Net Debt/EBITDA ratio of less than 2.0. As at 31 December 2006, following the renegociation of the Shareholders Support Deed during 2006, the maximum liability to Portugal Telecom amounts to Euro 54 million, which is proportional to its stake in Médi Télécom.

Annual report 2006	109

(b) Portugal Telecom signed a Shareholders’ Agreement with the other shareholders of Sportinveste Multimédia, in which Portugal Telecom committed to give additional paid-in capital contributions up to a maximum of Euro 40,000,000. As at 31 December 2006, Portugal Telecom had already granted additional paid in capital contributions to Sportinveste Multimédia amounting to Euro 30,023,168 (Note 30).

As at 31 December 2006, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 34), were as follows:

- Guarantees in favor of European Investment Bank	161,224,684
- Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	6,210,663

As at 31 December 2006, Portugal Telecom had bank loans deposits amounting to Euro 28,026,893 which use was restricted due to the cross-border lease transactions entered into by the Group (Note 33). As at the same date, Vivo had tangible assets and financial applications given as guarantees for legal actions, which amounted to Euro 19,225,763 and Euro 8,116,509, respectively.

43. Statements of cash flows

The consolidated Statements of Cash Flows have been prepared in accordance with IAS 7. Significant transactions are summarized below:

(a) The caption “Other net payments relating to operating activities” includes primarily payments related to the expenses recorded in the income statement caption “Indirect taxes” (Note 14), and also payments and collections of Value-Added Tax in Portugal.

(b) These captions include basically cash payments from new short term financial applications entered into and cash receipts from the short term applications matured. Net cash receipts amounting to Euro 1,764,376,225 in 2006 and net cash payments amounting to Euro 1,793,838,696 in 2005 are mainly related with the movements occurred in loans obtained (Note 43.g). The increase in cash flows related to short term financial applications, both in receipts and payments, is basically a result of the centralized cash management adopted by the Group in 2006.

(c) In 2006 and 2005, cash receipts resulting from financial investments were as follows:

	2006	2005

Iris Capital Fund	2,328,287	-
Lusomundo Media	-	174,476,893
PrimeSys	-	101,787,961
UOL	-	85,569,547
Intelsat	-	15,055,553
Media Capital	-	12,880,000
Other	4,567,517	2,045,795

	6,895,804	391,815,749

110

(d) In 2006 and 2005, cash receipts resulting from dividends were as follows:

	2006	2005

CTM	15,038,429	14,794,501
Unitel	15,024,110	-
Páginas Amarelas	2,283,714	3,526,280
Lisboa TV	1,641,167	906,861
Banco Espírito Santo (Note 16)	1,344,000	1,545,600
Other	779,461	651,183

	36,110,881	21,424,425

(e) In 2006, the caption “Cash receipts resulting from other investing activities” includes mainly an amount of Euro 26,772,985 related to equity swaps over shares of PT Multimedia (Note 41), and an amount of Euro 23,513,275 related to the financial settlement of equity swaps over PT’s own shares (Note 16).

(f) In 2006 and 2005, payments resulting from financial investments were as follows:

	2006	2005

MTC (i)	57,489,375	-
BES (Nota 31)	19,320,000	-
Web-Lab (ii)	6,418,036	-
Mobitel (iii)	3,574,460	-
Vivo (iv)	-	8,953,229
Banco Best	-	2,931,929
Distodo	-	1,200,000
Other	8,234,506	14,083,627

	95,036,377	27,168,785

(i)
This caption includes Euro 108,648,089 paid from the acquisition of a 34% stake in the share capital of MTC (Note 2.b), net of an   amount of Euro 51,158,714 related to cash and cash equivalents of MTC as at 1 September 2006, the date on which this company   was included for the first time in the consolidation perimeter.

(ii)
This caption corresponds to the acquisition by Portugal Telecom of the remaining 10% stake in the share capital of Web-Lab from   the former shareholders of this company. As a result, Portugal Telecom now has full control of this company.

(iii)	During 2006, PT Brasil acquired the remaining 4.26% stake in Mobitel. As a result, PT Brasil now owns 100% of Mobitel.

(iv)	In 2005, this caption corresponds to the payment of the final instalment due in connection with the acquisition of TCO in 2003.

(g) These captions are basically related to commercial paper and other bank loans which are regularly renewed.

In 2006, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 1,741,067,928 and included primarily: (i) Euro 899,500,000 related to the repayment of the notes issued by PT Finance on 21 February 2001 (Note 34); (ii) Euro 460,000,000 related to the partial repayment of the Multicurrency Credit Facility entered into in 2003 (Note 34); and (iii) Euro 390,335,000 related to the repayment of convertible bonds issued by PT Finance in December 2001 (Note 34).

In 2005, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 1,966,203,848, and included primarily: (i) Euro 2 billion related to the Eurobonds issued by PT Finance in 2005 (Note 34); (ii) Euro 250 million related to two new loans obtained from EIB; and (ii) Euro 584,950,000 related to the repayment of the floating rate notes issued by PT Finance on 16 December 2001.

(h) In 2005, cash payments related to share capital increases are mainly related to the minority interests’ share in the capital increase occurred at Vivo in July 2005 amounting to Euro 12,445,604.

(i) In 2005, cash receipts from other financing activities are mainly related to amounts received from Vivo in connection with a reverse stock split undertaken in the first half of 2005.

Annual report 2006	111

(j) In 2006 and 2005, the Group payments regarding dividends were as follows:

	2006	2005

Portugal Telecom (Notes 21, 23 and 40)	526,402,838	395,085,000
PT Multimedia	26,926,177	24,478,010
MTC	13,095,694	-
Brasilcel's subsidiaries	6,463,482	17,346,247
Cabo Verde Telecom	6,011,557	5,370,566
Other	2,588,953	3,135,334

	581,488,701	445,415,157

(k) In 2006 and 2005, the caption “Other payments resulting from financing activities” includes Euro 68,325,813 and Euro 51,046,132 related to exchange rate derivatives contracted by Vivo, respectively. In 2005, this caption also includes Euro

59,033,605 related to payments to the minority shareholders of PT Multimedia under its put warrants program.

44. Related parties

a) Associated companies and jointly controlled enteties

Balances as at 31 December 2006 and transactions occurred during the year 2006 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by the Portugal Telecom Group) are as follows:

	Loans granted	Accounts	Accounts
Company	(Note 30)	receivable	payable

Médi Télécom	68,106,243	11,182,595	2,187,396
Sportinveste Multimédia	35,318,668	68,094	-
Sport TV	12,500,000	3,262,598	8,786,037
Inesc	3,292,066	502,718	-
Siresp	980,951	1,756,418	21,000
Unitel (i)	379,651	38,419,763	67,147
Teledata de Moçambique	76,103	815,687	21,797
Multitel	73,212	3,312,295	356,141
Vivo	-	11,883,846	100,295
Páginas Amarelas	-	9,286,412	50,104,723
Caixanet	-	3,949,043	-
Fundação PT	-	3,357,638	-
Guiné Telecom	-	3,403,513	6,048,598
PT-ACS	-	1,795,715	4,647,135
Other companies	531,384	4,572,432	16,002,647

	121,258,278	97,568,767	88,342,916

(i)	Accounts receivable from Unitel include an amount of Euro 26 million (Note 25) related to dividends from Unitel, which were paid in January 2007.

112

			Interest
Company	Costs	Revenues	obtained

Páginas Amarelas	65,156,009	2,693,756	-
Sport TV	33,881,977	2,349,557	-
Lisboa TV	18,143,849	16,787	-
PT-ACS	15,070,655	431,959	-
Unitel	9,384,922	15,426,658	44,900
Médi Télécom	8,454,156	6,741,641	2,619,304
Octal TV	3,354,686	342,089	-
Guiné Telecom	1,230,690	1,381,694	-
Sportinveste Multimédia	1,178,049	598,599	-
Cellco	329,310	1,085,420	193,094
Caixanet	189,704	12,265,075	-
CTM	121,187	241,088	-
Teledata de Moçambique	60,595	167,468	-
Siresp	27,804	2,825,311	-
Vivo	7,326	46,277,328	206,120
Other companies	3,751,501	2,169,041	60,134

	160,342,420	95,013,471	3,123,552

The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those applicable to other independent entities in similar transactions. Activities developed in connections with those agreements include mainly:

- Call center services rendered by Mobitel to Vivo;

- Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both these entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações’s telephone directories, as well as selling advertising space in the directories;

- Programming costs incurred by TV Cabo related to contents from Sport TV and Lisboa TV.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions occurred in 2006 and balances as at 31 December 2006 between Portugal Telecom and its major shareholders are as follows:

			Interest obtained	Accounts	Accounts
Company	Costs	Revenues	and (paid)	receivable	payable

BES	30,551,088	19,333,344	12,627,504	4,582,709	9,694,467
Caixa Geral de Depósitos	5,113,376	15,476,492	108,180	2,009,315	12,449
Barclays	84,083	24,956	(817,978)	157,645	-
UBS	-	2,502	(1,162,461)	32	-

	35,748,547	34,837,293	10,755,245	6,749,702	9,706,916

The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services.

In connection with establishment of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire 1.5% of Telefónica’s share capital and Telefónica to acquire 10% of Portugal Telecom’s share capital. As at 31 December 2006, Telefónica held 9.96% of Portugal Telecom’s share capital.

Annual report 2006	113

Portugal Telecom entered into a Shareholders’ Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica companies, which have substantially the same conditions as similar agreements with independent parties.

c) Other

In 2006 and 2005, the remuneration of Board Members and related committees, is as follows:

	2006		2005

	Fixed	Variable	Fixed	Variable

Executive Committee	4,669,866	13,517,920	3,316,054	4,875,915
Non-executive board members	1,611,589	1,266,515	2,227,795	398,489
Supervisory Board	173,677	-	173,163	-
General Meeting	1,719	-	4,966	-

	6,456,851	14,784,435	5,721,978	5,274,404

The increase in the fixed remuneration of the Executive Committee is related with the increase of the Executive Committee from five to seven members at the end of 2005. In 2006, variable remuneration of executive and non-executive board members includes Euro 9,705,048 and Euro 966,876, respectively, related to termination payments to certain board members which were recorded under the income statement caption “Curtailment costs, net”.

In addition to the above mentioned remuneration, board members are also entitled to some privileges which facilitate their ability to carry out their jobs.

In 2006 and 2005, fixed remuneration of key employees of the PT’s Group management amounted to Euro 6,884,828 and Euro 9,267,437, respectively, and variable remuneration amounted to Euro 3,555,009 and Euro 5,558,582, respectively.

45. Litigation

45.1. Regulatory authorities

Portugal Telecom’s operations are subject to regular investigations and inspections, generally conducted by ANACOM, by the European Commission and by the Portuguese Competition Authority, within the framework of compliance with the rules and regulations applicable to the Group. At the moment, investigations are being conducted by the Portuguese Competition Authority into alleged abusive practices, such as predatory pricing, margin pressures and discriminatory practices. In the event Portugal Telecom is indicted for the non-compliance with applicable laws and regulations, fines and penalties could be imposed. At the moment, PT Comunicações has twice been accused (in one proceeding) by the Competition Authority of allegedly denying access to the ducts in which the basic telecommunications network is installed. PT Comunicações has responded to the effect that, despite the fact that it has provided and is still providing the majority of the operators access to its ducts in a non-discriminatory manner, according to its responsibilities of managing the said infrastructures, it believes that, given the circumstances, competition law should not prevent PT Comunicações from reserving the ducts to itself, if it desires to do so, under the conditions permitted under the telecommunications regulatory framework.

PT Multimedia and TV Cabo have also been accused, in September 2005, of allegedly abusive practice under Article 4 of Law 18/2003 (Portuguese Competition Law), following the execution, in March 2000, of a "Partnership Agreement" among PT MULTIMEDIA, TV Cabo and SIC-Sociedade Independente de Comunicação, SA (SIC) in connection with the acquisition, submitted to prior notification, by SIC of Lisboa TV - Informação e Multimedia, SA. In response to this accusation, PT MULTIMEDIA and TV Cabo contested the Competition Authority allegations. However, in the beginning of August 2006, the Competition Authority issued a decision imposing on PT MULTIMEDIA a fine of Euro 2,5 million, following which PT MULTIMEDIA and TV Cabo appealed to the Commerce Court of Lisbon on 8 September 2006. The appeal suspends the decision of the Portuguese Competition Authority. Although the possibility of the application of penalties cannot be excluded in those cases and in other cases, which would be the first time this has occurred, Portugal Telecom believes that, based on the information provided by its counsel, these claims should not have a material impact on its consolidated financial statements as at 31 December 2006.

114

45.2. Other claims and legal actions

Proceedings with probable losses

As at 31 December 2006 and 2005, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 38), based on the opinion of its internal and external legal counsel, to cover the probable future outflows, as follows:

	2006	2005

Civil claims	34,589,283	38,455,536
Labor claims	15,915,554	11,247,828
Other	1,882,105	2,760,612
Administrative claims (i)	-	22,253,098

	52,386,942	74,717,074

(i)	This caption includes mainly a claim against TCO related with the privatization of Telebrás in 1998, which was resolved in a manner unfavorable to Vivo in 2006, following which Vivo paid an amount of Euro 26 million (Note 38) .

Proceedings with possible losses

As at 31 December 2006 and 2005, there were several claims and legal actions against certain subsidiaries of the Group, where settlement is considered to be possible based on the information provided by its legal counsel. The nature of those claims and legal actions is as follows:

	2006	2005

Civil claims	155,603,666	131,599,578
Labor claims	21,521,774	13,916,057
Other (i)	396,550,612	276,882,649

	573,676,052	422,398,284

(i)	This caption includes Euro 280,203,417 related to possible contingencies at Vivo, which are primarily related to tax issues, including income taxes and other indirect taxes, and an amount of Euro 48 million related to possible tax contingencies at companies operating in Portugal.

46. Subsequent events

There were no relevant events after 31 December 2006.

Annual report 2006	115

EXHIBIT

a. Subsidiary companies

b. Associated companies

c. Companies consolidated using the proportional method

116

I. Subsidiaries

The following companies were included in the consolidation as at 31 December 2006 and 2005:

Company	Head office	Activity	Percentage of ownership

			2006		2005

			Direct	Effective	Effective

Portugal Telecom (parent company)	Lisbon	Holding company.
(Note 1)

Archways	Beijing	Remote access services.	China	46.20%	46.20%
			Pathway
			(70%)

Cabo TV Açoreana, SA	Ponta	Distribution of television signals by	TV Cabo	48.98%	48.98%
	Delgada	cable and satellite in the Azores	Portugal
		area.	(83.82%)

Cabo TV Madeirense, SA	Funchal	Distribution of television signals by	TV Cabo	41.92%	40.32%
		cable and satellite in the Madeira	Portugal
		area.	(71.74%)

			Cabo Verde	40.00%	-
Cabo Verde Móvel (a)	Praia	Mobile telecommunications services	Telecom
		in Cabo Verde.	(100%)

			Cabo Verde	40.00%	-
Cabo Verde Multimedia (a)	Praia	Multimedia telecommunications	Telecom
		services in Cabo Verde.	(100%)

			PT Ventures	40.00%	40.00%
Cabo Verde Telecom, SA	Praia	Fixed and mobile	(40%)
		telecommunications services in
		Cabo Verde.

Canal 20 TV, SA	Madrid	Distribution of TV products.	PT Multimedia	29.22%	29.22%
			(50%)

Cellco – Ste Cellulaire du Congo SARL	Congo	Telecommunications services in	Lea Louise	51%	-
(b) (c)		Congo.	(51%)

Contact Cabo Verde – Telemarketing e	Praia	Call and contact center services .	PT Contact	100.00%	100.00%
Serviços de Informação, SA			(100%)

China Pathway Logistics BV	Beijing	Management of investments.	PT Ventures	66.00%	66.00%
			(66,66%)

CST – Companhia Santomense de	São Tomé	Fixed and mobile	PT	51.00%	51.00%
Telecomunicações, SAR.L.		telecommunication services in São	Comunicações
		Tomé e Príncipe.	(51%)

DCSI – Dados, Computadores e	Lisbon	Provision of IT systems and services.	PT	100%	-
Soluções Informáticas, Lda. (b)			Comunicações
			(100%)

Directel - Listas Telefónicas	Lisbon	Publication of telephone directories	PT Ventures	100.00%	100.00%
Internacionais, Lda. (“Directel”)		and operation of related data bases.	(100%)

Directel Cabo Verde – Serviços de	Praia	Publication of telephone directories	Directel (60%)	76.00%	76.00%
Comunicação, Lda.		and operation of related databases	Cabo Verde
		in Cabo Verde	Telecom
			(40%)

Directel Macau – Listas Telefónicas,	Macau	Publication of telephone directories	Directel (75%)	80.00%	80.00%
Lda.		and operation of related databases	PT Ásia (5%)
		in Macau.

Directel Uganda – Telephone	Uganda	Publication of telephone directories.	Directel (90%)	90.00%	90.00%
Directories, Limited (c)

Annual report 2006	117

Company	Head office	Activity	Percentage of ownership

			2006		2005

			Direct	Effective	Effective

Elta - Empresa de Listas Telefónicas de	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%
Angola, Lda.

Empracine - Empresa Promotora de	Lisbon	Developing activities on movies	Lusomundo SII	58.36%	58.36%
Actividades Cinematográficas, Lda.		exhibition.	(100%)

Empresa Cine Mourense, Lda. (c)	Moura	Cinema exhibition.	PT Multimedia	58.12%	58.12%
			(99.46%)

Empresa de Recreios Artísticos, Lda.	Lisbon	Cinema exhibition.	Lusomundo SII	53.65%	53.65%
(“ERA”) (c)			(87.90%)
			PT Multimedia
			(4.03%)

Guinetel, S.A.SA (c)	Bissau	Provision of public	PT II (55%)	55,00%	55,00%
		telecommunications services.

Grafilme – Sociedade Impressora de	Lisboa	Providing services on audiovisual	Lusomundo	32,46%	32,46%
Legendas, Lda.		subtitling.	Audiovisuais (50%)

Hotel Video - Prestação de Serviços,	Lisbon	Establishment of video systems on	PTM (60%)	35.06%	34.53%
Lda. (c)		Hotels and similar spaces.

Infonet Portugal – Serviços de Valor	Lisbon	Commercialization of value	PT Prime (90%)	90.00%	90.00%
Acrescentado, Lda		addedproducts and services in the
		área of information and
		communication by computer
		through access to the Infonet world
		network.

Janela Digital - Informativo e	Caldas da	Development of IT solutions to the	PT.com (50%)	50.00%	50.00%
Telecomunicações, Lda ("Janela	Rainha	real state market.
Digital") (c)

Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution	Directel (60%)	60.00%	60.00%
		of telephone directories and other
		publications.

Lea Louise BV	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	100.00%

LTM - Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%

118

Company	Head Office	Activity	Percentage of ownership

			2006		2005

			Direct	Effective Effective

Lusomundo Audiovisuais, SA	Lisbon	Import, commercialization,	PT Multimedia	58.43%	58.43%
		distribution and production of	(100%)
		audiovisual products.

Lusomundo Cinemas, SA	Lisbon	Cinema exhibition.	PT Multimedia	58.43%	58.43%
			(100%)

Lusomundo Editores, SA	Lisbon	Movies distribution.	PT Multimedia	58.43%	58.43%
			(100%)

Lusomundo España, SL (“Lusomundo	Madrid	Management of investments	PT Multimedia	58.43%	58.43%
Espana”)		relating to activities in Spain in the	(100%)
		audiovisuals business.

Lusomundo - Sociedade Investimentos	Lisbon	Management of Real Estate.	PT Multimedia	58.36%	58.36%
Imobiliários, SGPS, SA (“Lusomundo			(99.87%)
SII”)

Lusomundo Imobiliária 2, SA	Lisbon	Management of Real Estate.	Lusomundo SII	58.24%	58.24%
			(99.80%)

Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo	58.43%	58.43%
			Cinemas
			(100.00%)

Mobitel, SA	São Paulo	Call center services.	PT Brasil (100%)	100%	95.74%

Mobile Telecommunications Limited	Namíbia	Mobile cellular services operator	Portugal África BV	34.00%	-
(Note 2.b) (b)			(34%)

Motormédia - Comércio, Publicidade e	Lisbon	Services rendered in connection	PT.com (100%)	100%	100%
Serviços Multimedia, SA (c)		with advertising, commercial and
		multimedia services in connection
		with the commercialization of a
		site dedicated to the car sector.

Annual report 2006	119

Company	Head Office	Activity	Percentage of Ownership

			2006		2005

			Direct	Effective	Effective

Portugal África BV (b)	Amsterdam	Management of investments	PT Ventures	100.00%	-
			(100%)

Portugal Telecom Ásia, Lda. ("PT	Macau	Promotion and marketing of	Portugal Telecom	99.96%	99.96%
Ásia")		telecommunications services.	(95.92%)
			PT Comunicações
			(4.04%)

Portugal Telecom Brasil, SA ("PT	São Paulo	Management of investments.	Portugal Telecom	100.00%	100.00%
Brasil")			(99.95%)

			PT Comunicações
			(0.05%)

Portugal Telecom Europa, S.P.R.L. ("PT	Brussels	Technical and commercial	Portugal Telecom	98.67%	98.67%
Europa") (c)		management consultancy in the	(98.67%)
		communication area with respect
		to the European market and
		community matters.

Portugal Telecom Inovação, SA (“PT	Aveiro	Innovation, research,	Portugal Telecom	100.00%	100.00%
Inovação”)		development and integration of	(100%)
		telecommunications services and
		engineering solutions and training
		services in telecommunications.

Portugal Telecom Inovação Brasil,	São Paulo	Development of information	PT Inovação(100%)	100.00%	100.00%
Ltda.		technologies and
		telecommunications services.

Portugal Telecom Internacional	Amsterdam	Obtaining financing for the group	Portugal Telecom	100.00%	100.00%
Finance B.V		in international markets.	(100%)

Previsão – Sociedade Gestora de	Lisbon	Pension fund management.	Portugal Telecom	78.12%	78.12%
Fundos de Pensões, SA (“Previsão”)			(78.12%)

PT Acessos de Internet Wi-Fi, SA	Lisbon	Provides wireless Internet access	Portugal Telecom	100.00%	100.00%
		services.	(100%)

PT Centro Corporativo, SA(a)	Lisbon	Providing consultant service to	Portugal Telecom	100%	-
		Group companies.	(100%)

120

Company	Head Office	Activity	Percentage of Ownership

			2006		2005

			Direct	Effective	Effective

PT Comunicações, SA (“PT	Lisbon	Establishment, management and	Portugal Telecom	100.00%	100.00%
Comunicações”)		operation of telecommunications	(100%)
		infrastructures and provision of
		public telecommunication services
		and telebroadcasting services.

PT Compras – Serviços de Consultoria e	Lisbon	Providing consultant and	Portugal Telecom	100.00%	100.00%
Negociação, SA		negotiation services related with	(100%)
		the buying process.

PT Contact - Telemarketing e Serviços	Lisbon	Production, promotion and sale of	PT Comunicações	100.00%	100.00%
de Informação, SA ("PT Contact")		information systems, including	(100%)
		information products and services
		and related technical assistance.

PT Conteúdos - Actividade de Televisão	Lisbon	Production and sale of television	PT Televisão por	58.43%	58.43%
e de Produção de Conteúdos, SA		programs and advertising	Cabo (100%)
(former TV Cabo Audiovisuais)		management.

PT Corporate	Lisbon	Providing all services available in	Portugal Telecom	100.00%	100.00%
		the Group, in the fixed line and	(100%)
		mobile telecommunications and
		information systems.

PT Investimentos Internacionais, SA	Lisbon	Business advisory board service	Portugal Telecom	100.00%	100.00%
(“PT II”)		installment, consultation,	(100%)
		administration and business
		management. Elaboration of
		projects and economic studies and
		manage investments.

PT Meios - Serviços de Publicidade e	Lisbon	Purchase, sale and exchange of	Portugal Telecom	100.00%	100.00%
Marketing, SA		space advertising, analysis of	(100%)
		marketing investment projects.

PT Móveis, SGPS, SA (“PT Móveis”)	Lisbon	Management of investments in the	TMN (100%)	100.00%	100.00%
		mobile business.

PT Multimedia – Serviços de	Lisbon	Management of investments in the	Portugal Telecom	58.43%	58.43%
Telecomunicações e Multimedia, SGPS,		multimedia business.	(58.43%)
SA(i)

PT Multimedia.com Brasil, Ltda.	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%
(“PTM.com Brasil”)

PT Multimedia.com Participações, SA	São Paulo	Management of investments.	PT.Com (100%)	100.00%	100.00%
(c)

PT Multimedia - Serviços de Apoio à	Lisbon	Providing management support	PT Multimedia	58.43%	58.43%
Gestão , SA (c)		services.	(100%)

PT Portugal, SGPS, SA (a)	Lisbon	Management of investments.	Portugal Telecom	100%	-
			(100%)

PT Prestações Mandatária de Aquisições	Lisbon	Acquisition and management of	PT Comunicações	100.00%	100.00%
e Gestão de Bens, SA (“PT Prestações”)		assets.	(100%)

PT Prime, SGPS, SA (Prime SGPS) (d)	Lisbon	Management of investments, under	-	-	100.00%
		the business areas of corporate
		market and large customers.

Annual report 2006	121

Company	Head Office	Activity	Percentage of Ownership

			2006		2005

			Direct	Effective	Effective

PT Prime - Soluções Empresariais de	Lisbon	Provision of development and	Portugal Telecom	100%	100%
Telecomunicações e Sistemas, SA		consultancy services in the areas of	(100%)
		electronic commerce, contents and
		information technology.

PT Prime Tradecom – Soluções	Lisbon	Provision of development and	Portugal Telecom	66.00%	66.00%
Empresariais de Comércio Electrónico,		consultancy services in the areas of	(66%)
SA ("Tradecom”)		electronic commerce, contents and
		information technology.

PT Pro, Serviços Administrativos e de	Lisbon	Shared services center.	Portugal Telecom	100.00%	100.00%
Gestão Partilhados, SA			(100%)

PT Rede Fixa, SGPS, SA (a)	Lisbon	Management of investments.	Portugal Telecom	100%	-
			(100%)

PT Sistemas de Informação, SA (“PT SI”)	Oeiras	Provision of IT systems and services.	Portugal Telecom	100.00%	100.00%
			(99.8%)
			PT Comunicações
			(0.1%)

			TMN (0.1%)

PT Televisão por Cabo, SGPS, SA	Lisboa	Management of investments in	PT Multimedia	58.43%	58.43%
		television by cable market.	(100%)

PT Ventures, SGPS, SA (“PT Ventures”)	Lisbon	Management of investments in	Portugal Telecom	100.00%	100.00%
		international markets.	(100%)

PT.com – Comunicações Interactivas,	Lisbon	Services rendered development and	Portugal Telecom	100.00%	100.00%
SA		sale of communication product	(100%)
		services, information and
		multimedia services.

Regiforum – Empreendimentos	Lisbon	Operation of the Forum Telecom	-	-	100.00%
Comerciais e Culturais, Lda. (d)		building, having for that purpose a
		contract transferring the operation
		of the building to Portugal Telecom.

PT Imobiliária, SA	Lisbon	Administration of real estate assets,	Portugal Telecom	100.00%	100.00%
		real estate investment consultancy,	(100%)
		management of property
		developments, purchase and sale of
		real estate.

122

Company	Head Office	Activity	Percentage of Ownership

			2006		2005

			Direct	Effective	Effective

Sportstat – Informação Desportiva	Lisbon	Collection, processing, consultant	PT.Com (99.98%)	99.98%	99.98%
Independente, SA (c)		providing, production, promotion
		and sale of statistical data and
		information.

Superemprego - Sistemas de	Lisbon	Management and collection of	PT.com (63.75%)	63.75%	63.75%
Informação para Gestão de Recursos		information about the labor market.
Humanos, SA (c)

Teat Flower Trading Ltd. (c)	British	International Business Trading	PT Comunicações	100.00%	100.00%
	Virgin	Company.	(100%)
	Islands

Telemática - Consultores de	Lisbon	Supply of computer equipment,	PT Contact (100%)	100.00%	100.00%
Telecomunicações		training and installations.
e Informática, Lda.

Techlab - Electrónico, Lda. (c)	São Paulo	Provision of mobile aeronautical	PT Brasil (100%)	100.00%	100.00%
		services.

Timor Telecom, SA	Timor	Provider of telecommunications	TPT (54.01%)	41.12%	41.12%
		services in Timor

TMN – Telecomunicações Móveis	Lisbon	Provision of mobile	Portugal Telecom	100.00%	100.00%
Nacionais, SA		telecommunications services and	(100%)
		the establishment, management
		and operation of
		telecommunications networks.

TPT - Telecomunicações Publicas de	Lisbon	Purchase, sale and services	PT Ventures	76.14%	76.14%
Timor, SA (“TPT”)		rendering of telecommunications	(75.16%)
		products and information	PT Ásia (0.98%)
		technologies in Timor

TV Cabo Macau, SA(e)	Macau	Distribution of television and audio	PT Ventures	87.49%	87.49%
		signals, installation and operation of	(67.5%)
		a public telecommunications system	PT Ásia (20%)
		and provision of video services, in
		Macau.

TV Cabo Portugal, SA	Lisbon	Distribution of television by cable,	PT Televisão por	58.43%	58.43%
		conception, realization, production	Cabo (100%)
		and broadcasting of television
		programs, operation of
		telecommunications services.

Web-Lab, SGPS, SA	Lisbon	Managemnt of investments.	Portugal Telecom	100.00%	90.00%
			(100%)

(a) These companies were incorporated during 2006.
(b) These companies were acquired during 2006.
(c) These companies were consolidated by the equity method in 2006.
(d) These companies were liquidated during 2006.
(e) This company was disposed of in 2007.

Annual report 2006	123

II. Associated companies

The associated companies as at 31 December 2006 and 2005 were as follows:

Company	Head Office	Activity	Percentage of Ownership

			2006		2005

			Direct	Effective	Effective

BEST – Banco Electrónico de	Lisbon	Provision of e.banking services.	PT.com (34%)	34.00%	34.00%
Serviços Total, SA (“Banco Best”)

CTM – Companhia de	Macau	Provision of public telecommunications	PT Comunicações	28.00%	28.00%
Telecomunicações de Macau, SAR.L.		services, in Macau.	(3%)
			PT Ventures
			(25%)

Distodo - Distribuição e Logística,	Lisbon	Stocking, sale and distribution of	Lusomundo	29.22%	29.22%
Lda.		audiovisual material.	Audiovisuais
			(50%)

Entigere – Entidade Gestora Rede	Lisbon	Networks management.	PT Ventures	29.00%	29.00%
Multiserviços, Lda.			(29%)

Guiné Telecom – Companhia de	Bissau	Provision of public telecommunications	PT	40.14%	40.14%
Telecomunicações da Guiné-Bissau,		services.	Comunicações
S.A.SAR.L.			(40.14%)

Hungaro Digitel KFT	Budapest	Provision of telecommunications	PT Ventures	44.62%	44.62%
		services.	(44.62%)

Lisboa TV – Informação e	Lisbon	Television operations, notably production	PT Conteúdos	23.37%	23.37%
Multimedia, SA		and commercialization of programs and	(40%)
		publicity.

Médi Telecom	Casablanca	Provision of mobile services in Morocco.	PT Móveis	32.18%	32.18%
			(32.18%)

Multicert – Serviços de Certificação	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%
Electrónica, SA

Multitel - Serviços de	Luanda	Provision of data communications	PT Ventures	35.00%	35.00%
Telecomunicações, Lda.		services and digital information	(35%)
		communication services, in Angola.

124

Company	Head Office	Activity	Percentage of Ownership

			2006		2005

			Direct	Effective	Effective

Octal TV, SA.	Lisbon	Development, commercialization,	PT Multimedia	11.69%	11.69%
		training and consultancy in systems	(20%)
		for interactive and broad band
		television.

Páginas Amarelas, SA ("Páginas	Lisbon	Production, editing and distribution	Portugal Telecom	25.00%	25.00%
Amarelas")		of telephone directories and	(24.88%)
		publications.	PT Prime (0.125%)

Siresp – Gestão de Rede Digitais de	Lisbon	Networks management.	PT Ventures	15.27%	15.27%
Segurança e Emergência, SA			(15.27%)

SGPICE - Sociedade de Gestão de	Lisbon	Developing activities providing	PT Comunicações	28.72%	28.72%
Portais de Internet e Consultoria de		global products and services for	(11.11%)
Empresas, SA		internet support.	PT Multimedia
			(11.11%)
			Portugal Telecom
			(11.11%)

Socofil – Sociedade Comercial de	Lisboa	Distribution, exhibition, import and	PT Multimedia	26.29%	26.29%
Armazenamento e Expedição de Filmes,		export of audiovisual products.	(45.00%)
Lda.

Sportinvest Multimedia, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom	50.00%	50.00%
			(50%)
Tele Larm Portugal – Transmissão de	Lisbon	Provision of transmission, services,	PT Prime (50%)	50.00%	50.00%
Sinais, SA		supervision of alarms,
		telemeasurement, telecontrol and
		data exchange services.

Teledata de Moçambique, Lda.	Maputo	Operation and commercialization of	PT Ventures (50%)	50.00%	50.00%
		public data telecommunications
		services and other telematic
		services.

Telesat - Satellite Communications,	Macau	Operation of land based satellite	PT Ventures	22.22%	22.22%
Limited		stations, commercialization of	(18.52%)
		private telecommunications	PT Ásia (3.7%)
		network services.

TV Lab - Serviços e Equipamentos	Lisbon	Developing digital tv interactive	PT.com (50%)	50.00%	50.00%
Interactivos, SA		solutions.

UOL, Inc.	São Paulo	Provides Internet services and	PT SGPS(22.17.%)	29.00%	29.00%
		produces Internet contents.	PT Brasil (6.83%)

Unitel	Luanda	Mobile telecommunications	PT Ventures (25%)	25.00%	25.00%
		services, in Angola.

Wisdown Tele Vision – Serviços e	Lisbon	Development of services and	PT .COM(50%)	50.00%	50.00%
Produtos de Televisão, Lda		products related with new
		technology in the TV market

Annual report 2006	125

III. Companies consolidated using the proportional method

Company	Head Office	Activity	Percentage of Ownership

			2006		2005

			Direct	Effective	Effective

Avista	São Paulo	Management of investments.	Brasilcel	50.00%	50.00%
			(100%)

Brasilcel, N.V. (“Brasilcel”)	Amsterdam	Management of investments.	PT Móveis	50.00%	50.00%
			(50.00%)

Celular CRT Participações (a)	Porto	Mobile cellular services operator.			34.38%
	Alegre		-	-

Vivo, SA (a)	Curitiba	Mobile cellular services operator.	Vivo	31.38%	33.05%
			Participações
			(100%)

Portelcom Participações, SA	São Paulo	Management of investments.	Brasilcel	50.00%	50.00%
(“Portelcom”)			(60.15%)
			Ptelecom Brasil
			(39.85%)

Ptelecom Brasil, SA (“Ptelecom”)	São Paulo	Management of investments.	Brasilcel	50.00%	50.00%
			(100%)

	Lisbon	Conception, production, realization
Sport TV Portugal, SA		and commercialization of sports	PT Conteúdos	29.22%	29.22%
		programs for telebroadcasting,	(50%)
		purchase and resale of the rights to
		broadcast sports programs for
		television and provision of publicity
		services

Sudeste Celular Participações, SA	São Paulo	Management of investments.	Brasilcel	50.00%	50.00%
(“Sudeste Celularl”)			(100%)

Tagilo Participações, Lda. (“Tagilo”)	São Paulo	Management of investments.	Brasilcel	50.00%	50.00%
			(100.%)

TBS Celular Participações, SA	São Paulo	Management of investments.	Brasilcel	48.13%	48.13%
(“TBS”)			(73.27%);

			Sudeste
			Celular(22.99)

Tele Sudeste (a)	Rio de	Mobile cellular services operator.	-	-	45.51%
	Janeiro

Tele Leste (a)	Bahia	Mobile cellular services operator.	-	-	25.34%

Vivo Participações, SA (“Vivo	São Paulo	Management of investments.	Brasilcel (40.85%)	31.38%	33.05%
Participações”) (a)			Portelcom
			(4.68%)
			Sudestecel
			(6.22%)
			TBS (4.87%)
			Avista (3.91%)
			Tagilo (2.41%)

Telesp Celular, SA (“Telesp Celular”)	São Paulo	Mobile cellular services operator.	-	-	33.05%
(a)

TCO (a)	Brasilia	Mobile cellular services operator.	-	-	17.34%

(a)
As mentioned in Note 1, during 2006 a corporate restructuring was approved that consisted of the merger of shares of TCO into TCP and the merger of Tele Sudeste, Tele Leste and Celular CRT Participações into TCP, which was renamed to Vivo Participações SA. As a consequence of such restructuring, all operating companies were than fully owned by Vivo Participações. In the second half of 2006, a merger was approved, consisting of the incorporation into Global Telecom, subsequently renamed Vivo, SA, of the remaining companies that rendered mobile services in Brasil. As at 31 December 2006, the voting rights in Vivo Participações are 44.43%.

126

Independent auditors’ report

Annual report 2006	127

128

Deloitte & Associados, SROC S.A.
Inscrição na OROC n° 43
Registro na CMVM n° 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6°
1050-094 Lisboa
Portugal

AUDITORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1. Pursuant to the dispositions of article 245 of Portuguese Securities Market Code we hereby present our Auditors’ Report on the consolidated financial information contained in the Board of Directors’ Report and the consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company”) for the year ended 31 December 2006, which comprise the consolidated balance sheet that presents a total of 14,171,249,300 Euros and shareholders’ equity of 3,106,037,938 Euros, including a net profit attributable to the shareholders of the Company of 866,759,657 Euros, the consolidated statements of profit and loss by nature, of cash flows and of recognised income and expenses for the year then ended and the corresponding notes.

Responsibilities

2. The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows and the consolidated statement of recognised income and expenses; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards as adopted in the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3. Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Scope

4. Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”)issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation.  An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform applica tion and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit.  An audit also includes verifying that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements.  We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5. In our opinion, the consolidated financial statements referred to in paragraph 1, present fairly in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2006 and the consolidated results of its operations, its consolidated cash flows and the recognised income and expenses for the year then ended, in conformity with International Financial Reporting Standards as adopted in the European Union  and the financial information contained therein is, in terms of the definitions included in the auditing standards referred to in paragraph 4, complete, true, timely, clear, objective and licit.

Lisbon, 22 March 2007

__________
DELOITTE & ASSOCIADOS, SROC S.A. Represented by Manuel Maria Reis Boto

CORPORATE GOVERNANCE REPORT

The purpose of this report is to disclose the Corporate Governance structure and practices adopted by the Company with a view to complying with the provisions of the Recommendations of the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários - “CMVM”) on the Governance of Listed Companies, as published in November 2005, as well as with the best international Corporate Governance practices. This report has been drawn up in accordance with article 7 of the Portuguese Securities Code (Código dos Valores Mobiliários) and the model attached to CMVM Regulation no. 7/2001, as amended by CMVM Regulations no. 11/2003, no. 10/2005 and no. 3/2006.

Additionally, this report aims to comply with the obligation of annual detailed disclosure on Corporate Governance structure and practice, under the terms of article 245-A of the Portuguese Securities Code which is applicable to issuers of shares admitted to trade in regulated market.

Annual report 2006	131

132

CHAPTER 0. COMPLIANCE STATEMENT

The Company fully adopts the CMVM Recommendations on the Governance of Listed Companies, as published in November 2005, except for Recommendations 4, 8 and 9, which are not complied with for the reasons identified hereunder.

The Chapters of this Corporate Governance Report that contain a description of the measures taken by the Company for compliance with the abovementioned CMVM Recommendations are identified hereunder.

CMVM RECOMMENDATION	COMPLIANCE	REPORT

I – Disclosure of Information:

1. The Company should ensure the existence of permanent contact with the market by observing the principle of shareholder equal treatment and preventing asymmetries in investor access to information. For such purpose, the company should create an Investor Relations department.
	Yes	Chapter 1 § 10

II – Exercise of Voting Rights and Shareholder Representation

2. The active exercise of voting rights, either directly, notably by correspondence, or by representation, should not be restricted. For this purpose, the following qualify as restrictions to the active exercise of voting rights: a) any imposition of a prior deposit or share blocking period for participation in the General Shareholders Meeting in excess of 5 business days; b) any bylaws restriction on voting by correspondence; c) any imposition of an advance period for the receipt of voting declarations issued by correspondence in excess of 5 business days; and d) the non-existence of voting bulletins available to shareholders for voting by correspondence.
	Yes	Chapter 2

III – Corporate Rules

3. The company should create an Internal Control system for an efficient detection of risks connected with the company business, to safeguard its assets and to the benefit of transparency in its Corporate Governance.
	Yes	Chapter 3 § 2

4. Measures adopted to prevent the success of takeover bids should respect the interests of the company and its shareholders. Among others, defensive clauses the effect of which is to automatically cause an erosion in the company’s assets in the case of control transition or of change in the composition of the management body, thus hindering the shares’ free transferability and shareholders’ free evaluation of the performance of members of the management body should be deemed contrary to such interests.	No	(1)

IV – Management Body

5. The management body should be composed of a plurality of members that effectively conduct the management of the company and its heads.	Yes	Chapter 4 § 1

5-A. The management body should include a sufficient number of non-executive directors whose role is to continuously follow up and evaluate the company’s management by its executive members. Members of other corporate bodies may play a complementary role, or ultimately a role of substitution if their respective supervisory powers are equivalent and actually exercised.
	Yes	Chapter 4 § 1

Annual report 2006	133

CMVM RECOMMENDATION	COMPLIANCE	REPORT

6. The non-executive members of the management body should include a sufficient number of independent members. Where there is only one non-executive director, he should also be independent. Independent members of other corporate bodies can play a complementary role, or ultimately a role of substitution if their respective supervisory powers are equivalent and actually exercised.
	Yes	Chapter 4 § 1

7. The management body should create Internal Control Committees with powers to evaluate corporate structure and Governance.	Yes	Chapter 1 § 2

8. The remuneration of the members of the management body should be structured in such a way as to allow the alignment of their interests with the company’s interests, and it should be annually disclosed on an individual basis.	No	(2)

8-A. A statement concerning corporate body remuneration policy should be submitted for consideration by the annual General Shareholders Meeting.	Yes	(3)

9. The members of the Compensation Committee or its equivalent shall be independent in relation to the members of the management body.	No	(4)

10. The proposal pertaining to the approval of share allotment plans, and/or share call options, or based on share price variations, to members of the management body and/or to employees should be submitted to the General Shareholders Meeting. The proposal should contain all the data as required for a correct evaluation of the plan. The proposal should be accompanied by the plan’s regulations or, where these have not yet been prepared, by the terms and conditions such regulations must comply with.
	Yes	Chapter 1 § 8

10-A. The company should adopt a policy for communication of irregularities allegedly occurred within the company, with the following data: indication of the means that can be used for internal communication of irregular practices, including the persons with legitimacy to receive such communications, indication of the treatment to be given to any such communications, including confidential treatment where the communicator so wishes. Such policy’s general guidelines should be disclosed in the company’s Corporate Governance report.
	Yes	Chapter 4 § 6

(1) Although it is PT’s understanding that its Bylaws do not contain any defensive clauses the effect of which will be to automatically cause an erosion in the company’s assets in case of control transition or change in the composition of the management body, it was CMVM’s understanding, in its Analysis of Compliance with the Recommendations on the Governance of Listed Companies, that PT failed to comply with Recommendation no. 4.

However, besides the special rights in favour of the State as described further on, in this matter PT’s bylaws contain only, in their article 13, a limitation on the votes of a single shareholder, whereby the votes cast by a single shareholder of ordinary shares, directly or through a representative, on his own behalf or as a representative of another shareholder, that exceed 10% of the total share capital, shall not be counted.

In fact, this provision, which intrinsically reflects – and historically arose in several European countries – a measure of expansion of shareholder democracy (by reducing the voting power of major shareholders and correspondingly expanding the voting power of minorities), is also normally

134

understood to possibly interfere with the success of takeover bids. However, notwithstanding the corresponding effect of reduction in the number of takeovers (as higher levels of shareholder participation are required to obtain control), such measure is also deemed as an incentive to better attractive conditions of that takeover bids, since only higher levels of adherence by the addressees allow the attainment of control thresholds.

Furthermore, within the context of the tender offer to which PT was subject during the 2006 financial year, the abovementioned provision of the bylaws (see reference to article 13 of the Bylaws above) was particularly visible. In fact, under the terms, conditions and consideration of the general tender offer over the shares in the share capital in PT, the preliminary notice of which was published on 6 February 2006 by the companies Sonaecom, SGPS, SA and Sonaecom, BV, the removal of the said voting restriction was a condition to which the tender offer was subject.

However, at the General Shareholders Meeting called for the 2nd March 2007 to vote for the said removal, even though merely within the context of the above mentioned tender offer, the proposal was rejected by a majority of votes cast.

In this way, the situation remained unchanged, based on the conviction that limitations as provided for under the bylaws contribute to a share capital dissemination and a greater transparency of Corporate Governance.

(2) The Company believes that the final part of CMVM Recommendation no. 8, pertaining to the individualized breakdown of directors’ remunerations, should not be observed as it considers that such option does not constitute the most correct vision and framework for this matter. In fact, the general practice among other companies is to merely disclose the remunerations paid to members of the management body in overall terms.

Because it is important to disclose information to shareholders on the overall value of remunerations paid to the members of the management body, and particularly to the company’s executive management team, i.e. its Executive Committee, the Company discloses such information in no. 5 of Chapter 4 of this report.

Therefore, as the Company disagrees and does not adopt the individualized disclosure of the remunerations of the members of the corporate bodies, it maintains its position that the shareholder’s analysis of the performance of the Company’s management should be made on an overall basis. It is up to the Chairman of the Board of Directors and of the Executive Committee, to analyse the individual performance of each director, while the Compensation Committee analyses the adequacy of their individual remuneration. In this way, the Company understands that it complies with the ratio of the recommendation by disclosing information enough for the investors to know the management costs of the Company.

(3) The Compensation Committee, the body responsible for establishing the remuneration of the corporate bodies for the 2006-2008 three-year period, was only appointed on the 21st April 2006, precisely at the Annual General Shareholders Meeting, and for such reason submitting both a declaration on a future corporate body remuneration policy and on the way in which corporate body remuneration was applied during the 2006 financial year to the appraisal of the General Shareholders Meeting can only actually occur in the next Annual General Shareholders Meeting, to take place during the 2007 financial, as it is expected to occur. Thus, the Compensation Committee will submit to for the appraisal of the next Annual Shareholders General Meeting a declaration regarding the policy on corporate bodies’ remuneration for the current term of office, i.e. 2006-2008, as well as a declaration about the way such policy was applied in the year 2006, hence, complying with this Recommendation.

(4) PT did not fully comply with CMVM Recommendation no. 9 in the financial year of 2006, since one of the members of the Compensation Committee is a non-executive director of the Company, which does not fall within the criteria of independence proposed by CMVM in § 9 of Chapter I of the Appendix to Regulation 7/2001.

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As referred to in Chapter 1, number 11 of this Corporate Governance Report, a careful consideration of two fundamental concerns underlies the proposal and selection of the members of the Compensation Committee.

On the one hand, the composition of the Compensation Committee by a majority of members that are independent from management, in accordance with the independence requirements as provided for in § 9 of Chapter I of the Appendix to CMVM Regulation no. 7/2001, allows for ensuring the respect and prevention of conflicts of Company interests with the interests of the members of the management body, in this matter.

On the other hand, the articulation of this Committee with that body is sought through the presence of one independent director, as seen above, in accordance with the assessment criteria provided for in Article 1-2 of the said CMVM Regulation. This contributes to the consideration and alignment of the interests involved in the structuring and determining director remunerations.

Thus, the hybrid model followed by the Company in this matter aims at ensuring the exemption and best pursuit of the Company’s interests, as well as reinforcing efficiency and independence in the determination of remunerations. For this reason, the Compensation Committee, except for the mentioned non-executive director, does not include any member that renders any other kind of services to the PT Group, or that has a family relationship with members of the management body by way of marriage, kindred, or affinity in a direct line and up to the third degree.

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CHAPTER 1. DISCLOSURE OF INFORMATION

1. CORPORATE BODY CHARTS PERTAINING TO DISTRIBUTION OF POWERS

During the year 2006, the PT Group was structured by business areas corresponding to 5 large core areas: Wireline Business, Mobile Business in Portugal (TMN), Multimedia Business (PT Multimedia), International Business that includes Vivo (the joint-venture with Telefónica for mobile businesses in Brazil) and finally, Instrumental Companies. The Business Units are coordinated by the Group’s Holding, led by its Executive Committee and with the support of the Corporate Centre. The reporting to the Corporate Centre of the subsidiary companies is functional rather than hierarchical, thus enabling an effective articulation:

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Within the framework of the corporate decision-making procedure concerning these business areas and Corporate Governance, the members of the Executive Committee are responsible for the following areas:

2. LIST OF SPECIFIC COMMITTEES CREATED WITHIN THE COMPANY

Currently, investor decisions pertaining to the allocation of capital to listed companies takes into account not only economic evaluations, but also information transparency and the companies’ executive management security and reliability levels.

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In this ligth, in compliance with applicable legal or regulatory requirements, and so as to adopt the best international practices in these matters, the Board of Directors created within itself, in addition to the Executive Committee, two committees that are responsible for the performance of specific functions falling within the powers vested in the Board of Directors, which committees are listed hereinafter.

Additionally, in order to improve its performance, the Executive Committee has appointed three advisory boards.

Previously, it is important to stress, however, that the Governance model of Portugal Telecom is expected to be the subject to changes during 2007, as a result of the new legal requirements accordingly with the revision of the Portuguese Companies Code.

The current Governance model keeps a power separation between Board of Directors and Executive Committee, without prejudice to the concentration in a single member of the Chairmanship of both bodies, and it is based on four basic pillars: efficiency, simplicity, transparency and accuracy.

The Executive Committee shall act on a predominantly operational basis, and the Board of Directors relies on the support of a combination of Committees, created and appointed in the meantime, whose function it is to analyse, recommend and supervise the enforcement of the legislation in force, as well as the principles and conducts adopted by the Group.

The composition and duties of the above-mentioned specific committees are as follows:

Corporate Governance Committee

Composition*

  João de Mello Franco, Chairman
  Joaquim Brito de Goes
  Jorge Tomé
  Franquelim Alves
  Francisco Soares

* The creation and current composition of the Corporate Governance Committee was approved on the Board of Directors meeting dated 29 June 2006.

As determined by the relevant regulated market supervisory authorities and managing authorities, most members incorporating the Committee are Independent Directors.

Duties

  To propose to the Board of Directors and to revise and re-evaluate the Company’s Corporate Governance model, including the organisation structure, operation, responsibilities and internal rules of the Board of Directors;
  To study, revise and re-evaluate the Group’s Corporate Governance principles and practices, notably concerning Group relations, and particularly Company relations with the market, the Shareholders and other Stakeholders, qualifications, independency and responsibility of Directors, as well as conflict of interest prevention and information discipline;
  To assist the Board of Directors in evaluating its performance with a view to contributing to efficiency and transparency in this procedure;
  To study, revise and re-evaluate the values, principles and practices that must govern the conduct of the Group’s employees, including the study, revision, interpretation and supervision of application of the codes of ethics and conduct approved or to be approved by the Company.

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Also within the scope of the duties of the Corporate Governance Committee, it is important to stress that the Committee charter was approved at a meeting of the Board of Directors dated 8 November 2006.

The Corporate Governance Committee held 3 meetings during the 2006 financial year, having mainly discussed the following matters:

  Approval of the proposal for the Committee’s operation regulation to be submitted to the Board of Directors;
  Revision of the Draft Entity Level Controls Manual to be submitted to the Board of Directors;
  Revision of the Draft service order on the definition, control and report of transactions with Related Parties;
  Preparation of the draft service order on communication by managers of holdings and their voting rights in PT and PTM;
  Preparation of the service order on transactions of PT Group managers;
  Consideration of several governance and supervision models for the Companies, in accordance with the Portuguese Companies Code as amended by Decree-Law 76-A/2006 of 29 March 2006, aimed at proposing the model to be adopted to the Board of Directors/Executive Committee, which in turn will submit such proposal to the General Shareholders Meeting;
  Preparation of a communication to be addressed to the Board of Directors on the degree of compliance by the company with the rules, recommendations and best practices, nationally and internally, applicable in the matter of corporate structure and governance and conduct principles and practices;
  Preparation of the “Corporate Governance Report” to be disclosed by PT;
  Evaluation of Governance Practices of the Board of Directors;
  Preparation of the 2007 action plan to be submitted to the Board of Directors;
  Preparation of the self-evaluation report.

All members of the Corporate Governance Committee were present at the abovementioned meetings.

Audit Committee

Composition*

  João Mello Franco, Chairman
  Luís de Azevedo Coutinho
  Thomaz Paes de Vasconcellos

* This composition of the Audit Committee was approved on of the Board of Directors dated 24 April 2006.

Duties

  To assist the Board of Directors and its Executive Committee (1) in the supervision of the quality and integrity of the financial information contained in the Company’s account rendering documents; (2) in the evaluation of the qualification and independence of the Company’s External Auditors; (3) in the evaluation of the quality, integrity and efficiency of the Company’s Internal Control System; (4) in the evaluation of the execution of the functions performed by the Company’s External Auditors and of the Corporate Internal Auditing Department; and (5) in the evaluation of compliance with legal and regulatory provisions, and with recommendations and guidelines issued by competent authorities.

The Audit Committee held 9 meetings during the 2006 financial year, having mainly discussed the following matters:

  Analysis of the quarterly, biannual and annual Financial Statements;
  Quarterly follow-up of status of implementation of the Internal Control;
  Supervision of the Internal Audit function;

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  Monitoring the work in respect to the Whistleblower Program;
  Monitoring the work of the financial statements Audit and Internal Control to be carried out by the External Auditors;
  Monitoring and revision of the most relevant Accounting Policies, significant judgments and unusual transactions occurred in 2006;
  Analysis of the Form 20-F preparation and report procedure to SEC.

All members of the Audit Committee were present at the abovementioned meetings.

Other Committees depending on the Executive Committee

Within and limited to the delegation of competences made by the Board of Directors in favour of the Executive Committee the following specific committees were also created within PT:

Consultive Council

Composition*

  Luís Todo Bom, Chairman
  José de Almeida Mota
  Miguel Amaro
  Aníbal Santos
  João Confraria
  José Manuel Tribolet
  José Lamego
  Rui Albuquerque
  João Ribeiro da Fonseca
  Amílcar Martins

* This composition of the Consultive Council was approved on the Board of Directors dated June 2006.

Duties

The functions of the Consultive Council are to analyse, together with the Executive Committee, areas with special relevance for PT, notably matters pertaining to regulation and competition, international investments, mergers, acquisitions and disposals.

The Consultive Council held 6 meetings during the 2006 financial year, having mainly discussed the following matters:

  Analysis and consideration of the business of PT and definition of strategic lines in the regulatory and competition field;
  Consideration of perspectives for international investments, mergers, acquisitions and disposals.

All members were present at the abovementioned meetings.

Disclosure Committee

Composition*

  Luís Sousa de Macedo, Chairman
  Francisco Nunes
  Nuno Prego
  Nuno Machado
  Miguel Chambel

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  Carlos Cruz

* This composition of the Disclosure Committee was approved by the Executive Committee on May 2006.

Duties

The purpose of this body is to ensure the quality and reliability of the information disclosed to the financial markets and to guarantee compliance with all national and international regulatory requirements pertaining to this matter.

The Disclosure Committee is therefore entrusted for: defining, documenting and implement adequate procedures for correct collection, treatment and report of information, as well as revise all information disclosed by PT, as follows: press releases, reports and accounts (annual and biannual), 20-F Forms, releases to CMVM and questionnaires sent to the media.

For such purpose, the Disclosure Committee should approve and implement controls and procedures as required to ensure that information disclosure PT to shareholders and investors: (i) complies with applicable laws and regulations; (ii) is accurate, complete and made in due time and (iii) reliably represents the Group’s financial position and the results of its operations in all respects as materially relevant for proper knowledge of its financial condition and performance.

The Disclosure Committee held 7 meetings during the 2006 financial year, having mainly discussed the following matters:

  Adequacy of the financial information to be disclosed to the market, in light of the financial and non-financial information reported by its subsidiaries;
  Revision of quarterly, biannual and annual disclosures of results.

All members of the Disclosure Committee were present at the abovementioned meetings.

Sustainability Committee

Composition

  Henrique Granadeiro (Chairman)
  João Pedro Guimarães (leader of the Steering Committee)
  Luís de Sousa Macedo
  José Pedro Pereira da Costa
  Luís Avelar
  Duarte Calheiros
  Gonçalo Pinto Coelho (member of the Steering Committee)
  Graça Galvão
  Luís Ribeiro
  Miguel Amaro
  Francisco Nunes
  Nuno Prego
  Luís Moura
  Diogo Horta e Costa (member of the Steering Committee)
  Abílio Martins (operational coordination)

Duties

It is Sustainability Committee’s responsibility to ensure that Corporate Sustainability is a part of and consistent with the Group’s strategy and transversal as to all its companies.

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In order to pursue such goals, the Sustainability Committee has the following duties:

  To ensure the creation within the PT Group of conditions as required for its sustained growth, according to a three-dimensional standpoint, in economic, environmental and social terms, in accordance with international criteria;
  To develop, promote and supervise projects and actions as required for the proposed aims;
  To identify, define and control the best teams to carry out such projects;
  To strengthen the performance of the Fundação PT within its areas of specific activity, notably of citizenship and philanthropy;
  To guarantee internal and external communication by reinforcing the performance of the PT Group as a sustainable company and making it recognized as such;
  To control and evaluate the action plan as established and incorporated in the sustainability strategy.

The Sustainability Committee is incorporated in the Governance model of the PT Group, and reports directly to the Executive Committee.

During the 2006 financial year, the responsibilities and composition of the Sustainability Committee were redefined. Currently, the Sustainability Committee is chaired by the Executive Chairman, and Directors of each of the Group’s companies, the secretary general and the heads of the corporate units of PT have become part of the same.

The Committee integrates PT’s governance model by promoting transparency and rigour in the relations with stakeholders, encouraging dialogue, avoiding conflicts of interest, and anticipating mechanisms for an anti-corruption culture. Therefore, PT does not carry out any lobbying activity and/or does not monetarily contribute to organisations that do not fall within its sponsorship, philanthropy and patronage policies.

The Sustainability Committee held 2 meetings during the 2006 financial year.

All the members of the Sustainability Committee were present at the abovementioned meetings.

3. SUPERVISORY BOARD

Taking into consideration the need for supervision in accordance with the provisions of the Portuguese Portuguese Companies Code, PT has a Supervisory Board, whose functions during the 2006 financial year were performed by the following members:

Composition

  Pedro João Reis de Matos Silva (Chairman)
  Gonçalo Vaz Botelho (Member)
  Ascenção, Gomes, Cruz & Associados, Sociedade de Revisores Oficiais de Contas, represented by Mário João de Matos Gomes
  José Vieira dos Reis (Alternate)

It should be stressed that the Governance model of PT is expected to be subject to changes during 2007, as a result of the new legal requirements accordingly with the revision of the Portuguese Companies Code. Under articles 278 and 413 of the Portuguese Companies Code as amended by Decree-Law no. 76-A/2006 of 29 March 2006, companies issuing securities listed on a regulated market, whether adopting the Latin model based on the existence of a Board of Directors and a Supervisory Board, or the Anglo-Saxon model with a Board of Directors and an Audit Committee, must appoint a Chartered Accountant or a Chartered Accountant Firm (who, in the former model cannot be a member of the Supervisory Board).

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Duties

According to article 420 of the Portuguese Portuguese Companies Code, prior to the amendment introduced by Decree-Law no. 76-A/2006, of 29 March 2006, the duties of the Supervisory Board, during the 2006 financial year, were as follows:

  To supervise the Company’s management;
  To watch over the fulfilment of the law and articles of incorporation;
  To verify the regularity of the corporate books, accounting records and supporting documents;
  To verify, wherever deemed convenient and in the manner considered as appropriate, the extension of cash flow and inventories of any kind of goods or values belonging to the company or received by the company as security, deposit or otherwise;
  To check the accuracy of statutory financial statements;
  To check whether accounting policies and value-metrical criteria adopted by the company lead to a correct evaluation of its assets and results;
  To prepare an annual report on its supervisory activity and issue an opinion on the report and accounts and proposals submitted by management;
  To call the General Shareholders Meeting, where its Chairman fails to do so, being so obliged;
  To comply with all other duties set out in the law or articles of incorporation.

4. CAPITAL STRUCTURE AND MAJOR SHAREHOLDERS

Capital Structure

The share capital of PT is three hundred and ninety-five million ninety-nine thousand seven hundred and seventy-five Euros, fully paid up.

The share capital is represented by one thousand one hundred and twenty-eight million eight hundred and fifty-six thousand five hundred shares with the par value of thirty-five cents of Euro each. Five hundred of these shares are class A shares, which is equivalent to 0.0000442% of the entire share capital. According to the bylaws of PT, the class A shares may be held by the Portuguese State or other entities belonging to the Portuguese State and are currently held by Direcção-Geral do Tesouro. The special rights regarding the class A shares are better described in Chapter 3.

All the PT ordinary shares are admitted to trade in Eurolist by Euronext Lisbon.

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Major Shareholders

Qualified holdings		31 December 2006
Institutions	No. of shares	% of capital

Telefónica	112,473,826.0	9.96%
Banco Espírito Santo	87,734,177.0	7.77%
Brandes Investment Partners	83,649,255,0	7.41%
Caixa Geral de Depósitos	57,740,600,0	5.11%
Telmex	38,460,000,0	3.41%
Ongoing (includes Insight's holding)	34,012,746,0	3.01%
Paulson & Co.	26,385,303,0	2.34%
Fidelity Group	23,592,185,0	2.09%
Fundação José Berardo	23,357,466,0	2.07%
Barclays	23,216,664,0	2.07%
UBS	22,779,481,0	2.02%

5. RISK CONTROL SYSTEM

The Risk Control System established in PT is aimed at guaranteeing that the Company’s monitors appropriatlly the risks affecting the activities developed bythe Group.

In this way, it is relevant to briefly describe the risks that PT is subject to, in order to facilitate the understanding of the Risk Control System that has been created.

Main risk factors

As an economic group that carries out its business in several business areas, the PT Group is exposed to various risks, the following being the main risk factors:

  Regulation: to ensure that regulatory changes are monitored, given the threats and opportunities those changes represent for the competitive position of the PT Group within the businesses it is involved in. The Corporate Regulation Office is in charge of regulation risk management and should be up to date on new business regulations applicable to the sector with an impact on the PT Group, as issued by national and international entities.
  Competition: potential reduction in the wireline service revenues as a result of the progressive effect of the wireline-mobile replacement, as well as the increase in competition by other wireline

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network operators. The management of this risk is a permanent concern of the Executive Committee of PT and of its subsidiary companies’ Executive Committees in the quest for new and better products and services that prove to be innovating and represent value when compared to those of the competition, and that consolidate the image of the PT Group, with the final consumer, as the leader and pioneer in the telecommunications market.

  Technological evolution: need for investments in ever more competitive businesses and with a recent history of very fast technological changes. The PT Group holds PT Inovação, a company tailored for the technological development of the Group’s businesses, in terms of applied investigation, engineering services and the development of innovating solutions and services, both in the domestic and international markets.
  Strategic partnerships: to ensure alliances, joint ventures or other kinds of efficient and effective relations that positively affect competitive capacity. The Executive Committee of PT and all its other subsidiary companies have been playing a central role in the management of this risk, by reinforcing existing opportunities.
  Retaining talent: to ensure the capacity for counting on duly motivated persons with the correct abilities in the right places. The Human Assets Office of the Corporation is in charge of managing this risk by identifying the key elements of the PT Group to then use retaining strategies as appropriate to the segments defined for its management;
  Financial Markets: change in the expected income from investments made abroad as a result of changes in several variables, notably interest rate and exchange rate. The management of the financial markets risk is ensured by the Corporate Finance Office. Portugal Telecom executes agreements regarding a set of derivative financial instruments so as to minimize the risks of exposure to variations in interest and exchange rates. The execution of agreements concerning financial instruments is made after a careful analysis of risks, benefits inherent to this type of transaction and consulting with various institutions acting in this market. Such transactions are subject to prior approval by the Executive Committee and imply a permanent follow-up of the financial markets’ evolution and of the positions held by the Company. The Fair Value of these instruments is determined on a regular and periodic basis throughout the year, in order to allow for a continuous evaluation of these instruments and their economic and financial implications;
  Taxation: evolution of tax legislation and possible interpretations of the application of fiscal and para-fiscal regulations in different manners. Corporate Reporting and Consolidation Office is in charge of managing this risk, by following all tax regulations and use of tax planning opportunities. This department may be assisted by tax consulting whenever the issues under analysis are more critical, and therefore require the interpretation of an independent entity;
  Social, environmental and ethical risks: The Company is subject to the general risks of a social, environmental and ethical nature that affect the business of any company or institution.

Risk management strategies

Risk management is ensured by the Company based on the previous identification of critical risks, development of risk management strategies as appropriate for identified risks, with the consequent implementation of a common language for identification, prioritisation, evaluation and control of risks that are critical to the business.

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The adopted risk management strategies aim at guaranteeing that:

  The control systems and procedures and the established policies allow for the management bodies, shareholders and the public in general’s expectations to be met;
  The control systems and procedures and the established policies are in accordance with all applicable laws and regulations;
  The financial and operational information is complete, reliable, safe and reported on a regular and timely basis;
  The resources of the PT Group are used in an efficient and rational manner;
  The shareholder value is maximized;
  The operational management adopts measures as required to correct revealed aspects of risk to the PT Group that have been reported.

Internal procedures for risk control

The internal procedures adopted by the Company to implement the risk control strategies described above, notably the existence of organic units dedicated to the implementation and evaluation of Internal Control, are described in § 2 of Chapter 3 hereunder.

6. SHARE PRICE EVOLUTION

The following graph represents the evolution of the price of PT shares during the year 2006.

Most relevant facts announced during the 2006 financial year

  Sonaecom published a preliminary announcement of an unsolicited tender offer over the shares in PT, with a view to obtaining a controlling position in the Company – 6 February
  Disclosure of the annual results for the 2005 financial year and of the Report of the Board of Directors on the tender offer preliminarily announced by Sonaecom – 6 March
  Disclosure of the results for the first quarter of 2006 – 18 May
  Disclosure of an increase in the shareholder remuneration package as announced on 6 March on the Report of the Board of Directors, including PT Multimédia’s spin-off – 3 August
  Disclosure of the results for the first half of 2006 – 14 September
  Disclosure of the results for the first nine months of 2006 – 14 November

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7. DIVIDEND DISTRIBUTION

Dividend distribution policy

The Company adopts a dividend distribution policy that takes into consideration the business opportunities of the PT Group, investor expectations and the financing needs by shareholders’ equity, taking into account the capital’s cost and opportunity.

The Board of Directors is exclusively responsible for the proposal of dividend distribution, subject to Portuguese legislation and the Company’s bylaws.

According to the Company’s bylaws, at least 40% of the distributable profits of PT1 should be distributed to the shareholders as dividend, although the General Shareholders Meeting may resolve, with a qualified majority of two-thirds of votes cast, to reduce or not distribute the dividend.

Concerning the resolution approving the application of profits, a majority of votes corresponding to class A shares is necessary to resolve on the distribution of dividends where the same exceed 40% of distributable net profits.

Dividend distributed in the last three financial years

The gross dividend per share pertaining to the last three financial years was as follows:

  2005 – 0.475 euros
  2004 – 0.35 euros
  2003 – 0.22 euros

Additionally, according to the Report on the Opportunity and Conditions of the Tender Offer prepared by PT Board of Directors in respect of the revised announcement of the tender offer over PT shares launched by Sonaecom and by Sonaecom BV, PT defined as its strategy, subject to the conditions and limitations as specified thereon, the distribution to its shareholders of 6.200 million euros in cash between 2006-2009.

To that extent, the Board of Directors will submit to the Annual General Shareholders Meeting a proposal for the allotment to shareholders of an amount of 0.475 euros per share, in respect of the financial year of 2006, as well as a free allotment to its shareholders of 100% of the shares held by the Company in PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., in an amount equivalent to 2.000 million Euros or 1.8 Euros per share in Portugal Telecom (assuming a price per share of 10.85 euro for each PT Multimedia share).

The said package also includes a remuneration of 2.100 million Euros for a share buyback programme. Such shares will be acquired at market price, at no more than 11.50 euros per share, corresponding to the acquisition of a minimum of 16.5% of the current share capital in PT. The share buyback programme will be submitted to the approval of the General Shareholders Meeting by a qualified majority as pertains to the amendment to the bylaws for any share capital reduction. However, PT’s Board of Directors has reserved the right to optimise the structure after the failure of Sonaecom’s tender offer.

Within the framework of the said shareholder remuneration package, the Board further committed to pay an annual dividend of 57.5 cents per share in 2008-2009 upon completion of the share buyback programme, which at a price per share of 10.50 euro is equivalent to an annual dividend yield of 6.9% (after a theoretical adjustment in the price per share of the distributions of the shares in PT Multimédia, and assuming a neutral impact on the stock price derived from the share buyback programme and annual dividend distribution).

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[1] Calculated in light of the net income evidenced on the individual financial statements and determined according to the accounting principles in force in Portugal, after deduction of retained losses and a 5% allocation to the legal reserve until it has reached 20% of the share capital.

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8. PLANS FOR ALLOTMENT OF SHARES OR SHARE CALL OPTIONS

During the 2006 financial year, the Company did not adopt any share allotment plans or share call options, nor did any such plans remain in force regarding directors or Group collaborators.

9. RELEVANT TRANSACTIONS WITH MEMBERS OF CORPORATE BODIES, HOLDERS OF QUALIFIED

SHAREHOLDINGS OR COMPANIES WITHIN A DOMINANT OR GROUP RELATION

The terms and conditions as between the Group companies and related parties are substantially identical to those that would usually be contracted, accepted and performed between independent entities in comparable transactions.

Some of PT’s major shareholders are financial institutions with whom trade agreements are established in the normal course of business. The terms of such trade agreements are substantially identical to those usually contracted, accepted and performed between independent entities in comparable transactions. Activities carried out within the framework of such trade agreement are mainly in respect of telecommunications service provision by the Group and financial and consultancy and insurance service provision by such financial institutions.

In connection with the incorporation of Brasilcel, a strategic partnership was established with Telefónica, whereby PT may acquire up to 1.5% of the share capital in Telefónica, and Telefónica may acquire up to 10% of the share capital in PT. As at 31 December 2006, Telefónica holds 9.96% of the share capital in PT. Additionally, PT established a Shareholders’ Agreement with Telefónica, which regulates the management of Vivo

Other than the above operations, PT did not execute any transactions or operations with members of the management or supervisory bodies, holders of qualified shareholdings or companies within a controlling or group relation that might be significant in economic terms for any of the parties involved and that could be considered as an operation outside the normal market conditions.

10. INVESTOR RELATIONS

The Investor Relations Office was created in March 1995 for the purpose of ensuring adequate relations with shareholders, investors and analysts, as well as with financial markets in general and, in particular, with the Stock Exchanges where PT is listed and their respective regulatory entities: CMVM and SEC.

This Office regularly prepares presentations, communications and press releases on quarterly, half-yearly and annual results, as well as any material events that may occur and affect the PT Group as a whole. It also provides all sorts of clarifications to the financial community in general - shareholders, investors (both institutional and retail) and analysts. Any concerned party may access the Investor Relations Office through the following contacts:

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Nuno Prego
Investor Relations Officer

Telephone:	+351.21.500.1701

Fax:	+351.21.500.0800

E-mail:	nuno.prego@telecom.pt

Address:	Av. Fontes Pereira de Melo, 40-9º, 1069-300 Lisboa

Company Switchboard:	+351.21.500.2000

Websites:	http://www.telecom.pt; http://ir.telecom.pt

The Investor Relations Office has a call centre that can be accessed through a free number and that provides clarifications to investors. It is open Monday to Friday, from 9 am to 6 pm.

During the year of 2006, PT pursued its investor relation activities, and held several events, notably road shows, presentations to investors and analysts, meetings and Conference calls, as well as participated in conferences in Europe and the United States.

Overall, PT held, in 2006, around 280 meetings with analysts and investors, 200 of which occurred in road shows and conferences, and the remaining 80 meetings and Conference calls occurred at the offices of the company.

We would like to highlight the three road shows that took place, in 2006, in Europe and the United States, particularly the road show that took place in March (after disclosure of the annual results), which involved contacts with investors in fourteen cities of eight countries.

11. COMPENSATION COMMITTEE

The Compensation Committee is elected by shareholders at General Meeting and serves the purpose of determining the remuneration of PT corporate body members.

For the completion of this task, the Compensation Committee continuously follows up and evaluates the directors’ performance, by checking the extent to which proposed targets have been achieved, and it meets whenever necessary.

The current composition of the Compensation Committee, appointed in April 2006, is as follows:

  António Manuel da Rocha e Menezes Cordeiro, Chairman
  Manuel Alves Monteiro
  João Mello Franco

The Member of the Compensation Committee João Mello Franco is also an Independent Non-Executive Director of PT.

The underlying factor of the proposal for and selection of the Compensation Committee members is the Company’s intention of ensuring that a majority of the Compensation Committee members are independent from management, without prejudice to the required articulation of this Committee with the Board of Directors.

In this way, other than the abovementioned non-executive director, the Compensation Committee does not include any member of the Board of Directors or having any family relationship with members of the management body by way of marriage, kindred or affinity in a direct line and up to the third degree.

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12. EXTERNAL AUDITORS

During the 2006 financial year, the annual remuneration paid to External Auditors was 2,800,867 Euros, with such payment being shared by the provisions of the following services:

	2005	%	2006	%

Audit fees	1,438,400	59%	1,686,520	60%

Audit related fees	467,896	19%	679,890	24%

Tax fees	307,135	12%	52,003	2%

Other fees	245,370	10%	382,455	14%

Total	2,458,801	100%	2,800,867	100%

In order to safeguard the independence of External Auditors, the Company’s Board of Directors granted the following powers to the Audit Committee in relation to the company’s external auditing:

  Appointment and hiring of External Auditors and responsibility for the establishment of their remuneration, as well as termination of duties and pre-approval of any services to be hired from the External Auditors;
  Direct and exclusive supervision by the Audit Committee;
  Annually obtaining, directly from the External Auditors, an external auditing report, which should describe the quality control Auditors’ internal procedures, any substantial issues arisen within such control or following the inquiry carried out by competent authorities over the last 5 years, as well as all relations existing between the Company and the Auditors or associated persons, including all services rendered and all services in course;
  Evaluation of the qualifications, independence and performance of External Auditors;
  Definition of the Company’s hiring policy concerning persons who have worked or currently work with the External Auditors;
  Review and issuing of a prior opinion on the Audit Memorandum and Report prepared by the External Auditors, as well as on the financial information to be included in the account rendering documents to be submitted to CMVM;
  Review, with the External Auditors, of the scope, planning and resources to be used in their services;
  Review and discussion with the management bodies of the Audit Report to be included in the Company’s annual report contained in Form 20-F to be submitted to SEC;
  Guarantee that the auditing of the financial statements to be included in Form 20-F has been carried out according to the laws in force in the United States of America;
  Responsibility for the settlement of any differences between the Executive Committee and the External Auditors concerning financial information.
  Definition of the annual fee limits to be paid regarding the services supplied by External Auditors and quarterly revision of the contracting levels of such services.

The evaluation of independence of the External Auditors is a result of the application of the rule issued by SEC on 26 March 2003, which defines the 11 services prohibited to External Auditors. Therefore, for all non-Auditing services, the Company analyses conflicts of interests between the potential rendering of services and the Auditing work performed by the External Auditors. Based on the referred analysis the Audit Committee issues an opinion, with reference to the existence or non-existence of conflicts of interest concerning the services supplied by External Auditors.

On the other hand, the External Auditors are independent and internationally reputed entities and their activity is closely followed up and supervised by the Audit Committee. PT does not grant any compensatory protection to External Auditors.

In accordance with SEC rules, the Audit Committee, within its responsibilities, has defined the rules that establish the limitations and restrictions the PT Group must comply with should there be an intention to hire employees belonging to the External Auditors’ company.

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Thus, within the reference period of 1 year as of the date of completion of the last External Audit to PT accounts:

  Pre-approval by the Audit Committee of PT is required for all intentions to hire employees from the External Auditors’ company, as well as ex-employees having left the company less than one year as of the closing date of the audit they have participated in.
  During the said period, it is forbidden to hire Partners or other members of the external auditing team who have had an involvement in excess of 10 hours in auditing services and who are invited to perform functions in a position of supervision over financial reporting procedure of PT, notably:

a) Chief Executive Officer ;
b) Chief Financial Officer;
c) Chief Accounting Officer;
d) Controller;
e) Others that play a relevant role in the preparation and/or supervision of the financial reporting procedure either in PT or in subsidiary companies.

13. CHANGE OF CONTROL

PT, in its normal course of business executed some agreements that may be amended or cease in case of change of control of the company. Due to their importance, the following shall be highlighted:

- Shareholder agreement executed on April 16, 1999 between the companies of Group Banque Marocaine du Commerce Exterieur, Holdco, S.A., Telefónica Intercontinental, SA and Portugal Telecom referring to the incorporation of Médi Telecom. Pursuant to the Agreement, in the case of a change of control in any party, the remaining parties shall have a call option under which terms they may request that the shares held in Médi Telecom by the party affected by the change of control are sold to the other parties according to its fair market value minus 10%. If such a request is presented by more than one party, the acquisition of the shares held by the party affected by the change of control shall be made pro-rata. In what concerns PT and for the purpose of this agreement, a change of control shall mean an acquisition, by a direct or indirect competitor of the Group, of a controlling holding in PT.

- Shareholders Agreement executed on October 17, 2002 between Telefónica and PT, under which was agreed that Telefónica Móviles shall have the right to put/sell all of Brasilcel’s shares held by it to PT Group, which shall buy such shares, if there is a change of control in PT or in PT Móveis or in any of their affiliates which directly or indirectly has an interest in Brasilcel. Likewise, PT Group shall have the right to put/sell all of Brasilcel’s shares held by it to Telefónica Móviles, which shall buy such shares, if there is a change of control in Telefónica, S.A., Telefónica Móviles or any of Telefónica Moviles’ affiliates which directly or indirectly has an interest in Brasilcel.

- Credit Facility in the total amount of 900 million Euros and also some loan agreements, in the total sum of 386 million euros, executed in December 31, 2006 with BEI which grant the lender the right to demand the payment of all amounts in debt in case of a change of control in PT.

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CHAPTER 2. EXERCISE OF VOTING RIGHTS AND SHAREHOLDER REPRESENTATION

1. GENERAL SHAREHOLDERS MEETING AND VOTING RIGHTS

The General Shareholders Meeting, composed of shareholders with the right to vote, ordinarily meets once a year or whenever its call is requested to the Chairman of the General Shareholders Meeting by the Board of Directors or the Supervisory Board or by Shareholders representing at least 5% of the share capital.

During the 2006 financial year, the bureau of the General Shareholders Meeting of the Company was composed as follows:

  António Manuel da Rocha e Menezes Cordeiro (Chairman)
  Jorge Luís Seromenho Gomes de Abreu (Vice Chairman)*
  Luís Manuel da Costa de Sousa Macedo (Secretary)*

* Due to a supervening conflict of interests pursuant to the provisions of article 414-A of the Portuguese Companies Code, ex vi article 374-1 of that same Code, as amended by Decree-Law no. 76-A/2006 of 29 March 2006, the term of office of the  marked members expired, and so they were replaced at the General Shareholders Meeting held on the 2nd March 2007 by  appointment of the following members: Daniel Proença de Carvalho (Vice Chairman) and Francisco Manuel Leal Barona     (Secretary).

According to the Company’s Bylaws, each 500 shares grant the right to one vote. Shareholders holding a lesser number of shares may group together, represented by one of the group members, so as to jointly accumulate the number of shares necessary to exercise the right to vote.

Within the framework of American Depository Receipts (ADR) or Global Depository Receipts (GDR) programs having as their object Company shares, the holders of ADR or GDR are considered to be shareholders, while the entity on behalf of whom the shares are registered is considered to be a mere representative of theirs, provided they comply with the conditions provided for in the Bylaws for the exercise of such right. These conditions are communicated to the holders of the right to vote in each notice for the General Shareholders Meeting.

For confirmation of title to voting rights, the Bylaws require proof of the registry of the shares in a book-entry securities account no later than 5 business days prior to the respective meeting.

It is necessary a qualified majority of two thirds of the votes cast to resolve on the amendment of the Bylaws, at first or second call. However, resolutions on this matter shall not be approved if opposed by the majority of votes corresponding to class A shares. Holders of shares corresponding to, at least, one third of the share capital, must be present or represented at the General Meeting convened to resolve on the amendment of the Bylaws. Notwithstanding said general meeting may resolve on second call, irrespectively of the number of shareholders present or represented therein.

Still in the context of the General Meeting, and subject to it, refence to the existence of a Remuneration Commission must be made, its composition, powers and activity during the financial year of 2006 being herein under described:

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Compensation Committee

Composition*

  António Manuel da Rocha e Menezes Cordeiro, Chairman
  Manuel Alves Monteiro
  João de Mello Franco

* This composition of the Compensation Committee was resolved at the Annual General Shareholders Meeting dated 21 April 2006.

Duties

This Committee was created, as permitted by the Bylaws, to define the remunerations of PT’s corporate bodies. It is further entrusted with following up and evaluating the performance of the directors by reference to the targets defined.

The Compensation Committee held 3 meetings, having discussed the following matters:

  Consideration and definition of the remuneration, variable and fixed component, to be attributed to the PT Directors.

2. VOTING BY CORRESPONDENCE AND BY ELECTRONIC MEANS

The Company bylaws provide that the voting by correspondence or by electronic means may encompass all matters contained in the notice, under the terms and conditions set forth therein.

Notwithstanding this general provision, it is anticipated that the bylaws will be revised in 2007 to contemplate a minimum content for the notice and for the bylaws themselves as to this matter, in accordance with recent legislative modifications in this field.

Voting by correspondence

Acoording to the procedures generally followed by PT, the voting by correspondence shall be performed as follows:

The shareholders entitled to vote may, according to article 22 of the Securities Code, exercise such vote by correspondence, provided, by the time and date scheduled on the notice, a communication addressed to the Chairman of the General Meeting be delivered to the latter, such communication to bear a signature certified by a notary (or, for individuals, a simple signature together with a copy of the relevant ID card), and to include the address to where voting bulletins and other documentation should be sent. In return, the Chairman of the General Meeting shall send to the shareholders the voting bulletins and other relevant documentation. Such shareholders shall send to the Chairman of the General Meeting, in such a way as to be received by the time and date scheduled at the notice for the General Shareholders Meeting, an envelope containing the declaration of the financial intermediary entrusted with the registration service of the relevant shares and the declaration as referred to in article 13-12 of the Bylaws, and another closed envelope containing the duly filled in voting bulletins.

Alternatively, shareholders may also download the voting bulletins from the Internet site www.telecom.pt, and send the same, addressed to the Chairman of the General Meeting, duly filled in and in a closed envelope, in such a way as to be received, together with an envelope containing a copy of the ID card (or, for corporations, document of signature certification as provided for in the applicable law), the declaration of the financial intermediary entrusted with the registration service of the relevant shares and the declaration as referred to in article 13-12 of the Bylaws, by the time and date scheduled on the notice for the General Shareholders Meeting.

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For such purpose, at the time of preparation of the meetings of the General Shareholders Meeting, voting bulletins are available to shareholders at the Company’s registered office. These may be obtained through the Company’s Internet site, as well as supplied by personal delivery, postal mail or electronic mail.

Voting by Electronic Means

As an alternative to voting by correspondence, the holders of voting rights can choose to exercise their voting right by electronic means. However, the Chairman of the General Shareholders Meeting may subject voting by electronic means to the satisfaction of conditions as he establishes for safety and reliability thereof.

In fact, shareholders entitled to vote may also, according to a practice implemented in the company, vote through the Internet site www.telecom.pt, according to the requirements established thereon, provided, by the time and date scheduled on the notice for the General Shareholders Meeting, they deliver to the Chairman of the General Meeting a communication, prepared in accordance with the form made available on that same Internet site, to bear a signature certified by a notary (or, for individuals, a simple signature together with a copy of the relevant ID card), and to include the post mail address to where the keyword to be made available by the Company should be sent.

Such shareholders may exercise their voting rights during the period fixed on the notice for the General Shareholders Meeting. Only the votes of shareholders in respect of whom the declaration of the financial intermediary entrusted with the registration service of the relevant shares and the declaration as referred to in article 13-12 of the Bylaws have been received during the period fixed on the notice for the General Shareholders Meeting may be taken into account.

Common provisions – Vote counting

Voting exercised either by correspondence or by electronic means will be taken into account, at the time of vote counting, by addition to the voting occurring during the General Meeting.

The presence at a General Meeting of a shareholder, or a shareholder’s representative, having exercised his/her voting rights either by correspondence or by electronic means determines the revocation of the vote cast in that way.

Any vote cast either by correspondence or by electronic means shall be deemed as a negative vote with regard to any resolution motions submitted subsequently to the date on which it is cast.

3. SHAREHOLDER REPRESENTATION

Shareholders may participate directly in the General Shareholders Meeting or appoint proxies to represent them, within the broadest terms foreseen in the Portuguese Companies’ Code. A signed letter addressed to the Chairman the General Shareholders Meeting is a sufficient instrument of representation.

4. AVAILABILITY OF PREPARATORY INFORMATION

The proposals to be submitted by the Board of Directors to the General Shareholders Meeting, as well as the reports that must be legally attached thereto and all other preparatory information data, are made available to shareholders at the company’s registered office for a period no less than 15 days prior to the meeting. The content of such documents is also disclosed on the Company’s website, both in Portuguese and in English.

So as to facilitate access to such documents, especially by foreign shareholders, the Investor Relations Office will send the same by postal mail, fax or electronic mail, upon request.

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In addition, the text of the notice for the General Shareholders Meeting and of the proposals received by the Chairman of the General Shareholders Meeting sufficiently in advance will be available on the company’s website.

The result of the resolutions of the General Shareholders Meeting is disclosed by the company on its website, as well as through its Investor Relations Office.

CHAPTER 3. CORPORATE RULES

1. CODES OF CONDUCT

Code of Ethics

On 18 December 2001, the Company’s Board of Directors approved the PT Group Code of Ethics, which applies to all employees in order to guarantee a set of common ethical standards for all the Group’s companies. Its update and implementation are permanently monitored by the Governance Committee.

The said Code of Ethics was revised by the Board of Directors at a meeting dated 30 June 2005. A few measures were then taken, during the 2006 financial year, aimed at putting its implementation in the PT Group into operation.

The Code expresses and formalizes behaviour standards in line with the principles and values of the PT Group, while consolidating the bases that sustain the growing relations of trust between employees, other employees, shareholders and customers and suppliers of PT. The following aspects should be underlined:

  Performance marked by rigorous principles of honesty, integrity, dignity, correction and professional diligence, exemption and equity;
  Compliance with a duty of loyalty to the company of the PT Group which they are assigned to, striving to safeguard its credibility and good image in every situation, while safeguarding its prestige. Employees should also act with verticality, exemption and objectivity in the analysis of business decisions made on behalf of their respective company;
  Scrupulous compliance with the legal and regulatory rules applicable to the Group’s activity, notably those pertaining to the secrecy of communications and information which they have access to;
  Principle of loyalty to the Group’s companies whereby employees must strive to safeguard their prestige and scrupulously comply with legal and regulatory rules applicable to the Group’s activity, notably concerning the obligation of secrecy in relation to relevant information that has not yet been made public and that may influence stock exchange prices;
  Compliance with the limits of the duties assigned to them;
  Compliance with certain rules in the relations with suppliers, competitors, shareholders and regulatory authorities.

The full text of the Portugal Telecom Group Code of Ethics is available for inspection on the Company’s official website (www.telecom.pt) and may also be made available through the Investor Relations Office.

Code of Ethics for Financial Officers

In 2004, the PT Group Board of Directors approved the "Code of Ethics for Financial Officers”, reinforcing the importance of the specific ethical rules applicable to all PT Group employees that are directly or indirectly involved in the preparation, analysis and disclosure of financial statements, press releases or any other information to be disclosed to the markets related to one of the entities that integrate the PT Group.

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The Code of Ethics for Financial Officers reinforces the principles of honesty and responsibility and regulates aspects such as the reporting of conflicts of interest, competence and professionalism, professional secrecy, compliance with the laws applicable to the PT Group and the responsibility for disclosure of information. Its scope has been disclosed to all relevant employees by the annual signature of a compliance statement.

This Code is also available on the Company’s website.

Internal Regulation on Transactions by the Group’s Managers

An Internal Regulation on Transactions by the Group’s Managers was approved in 2006. By replacing the former Internal Regulation on Transactions for the account of Senior Managers, approved in the previous financial year, it regulates matters related to the prevention of market abuse and transactions over financial instruments issued by the Group’s companies, as well as defines relevant concepts of “insider dealing”, “market manipulation” and “relevant transactions”, among other associated matters.

This Regulation was issued, precisely, in line with the amendments implemented by Decree-Law no. 52/2006 of 15 March 2006 to the Securities Code, notably aimed at extending the objective and subjective scope of the matters and definitions as above specified as the subject of regulation on the document. In sum, the Regulation is aimed at completing the rules of Corporate Governance, as well as good conduct practices as already implemented within PT in order to reinforce market abuse prevention.

Regulation on Transactions with Related Parties

In 2006, a Regulation was approved that is aimed at implementing a set of procedures towards ensuring a correct identification and disclosure of transactions with related parties, as well as defining the relevant concepts of “transaction” and “related parties”.

This Regulation has a double purpose:

  Permit PT’s financial statements to evidence, if and where applicable, the possibility of the Company financial position company results being affected by the existence of related parties and by transactions and pending balances for the same;
  Safeguard PT’s interest in potential conflict of interest situations vis-à-vis the interests of persons or entities understood as having the possibility of influencing, either directly or indirectly, its management.

Sustainable Development and Social Policy

The corporate sustainability strategy in PT is integrated in a consistent and transverse way within the Group and lies on a vast combination of practices and procedures at three main levels: economic, environmental and social. Social, corporate, economic and environmental responsibilities are levels that are intrinsic in this strategy that PT expects to progressively consolidate and renew in a systematic and transverse way as to the Group’s business.

Within this framework, PT actively participates in a number of international movements of the telecommunications sector that seek to contribute to sustainable development. PT is a member of ETNO – the European Telecommunications Network Operator’s Association since 1992, having always been elected member of its Executive Board.

The Corporate Sustainability Report is published each year, simultaneously with the Report and Accounts, and it is prepared in accordance with the guidelines of the Global Reporting Initiative (GRI). The report is entirely audited by an independent external entity.

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This document outlines the practices and economical, social and environmental references that allow the performance of the company to be highlighted in a tridimensional perspective, as well as the commitments undertaken by PT before its stakeholders.

This report is also published on the Company’s website.

2. INTERNAL RISK CONTROL PROCEDURES

The main risk factors of the PT Group, as well as the strategies adopted by the Company to fight such risks, have already been described in § 5 of Chapter 1 above.

Thus, the following refers to the internal procedures adopted by the Company to comply with the risk factor control strategies referred to above.

Having in mind all regulatory requirements to which it is subject, both nationally and internationally, PT has been developing an Internal Control function that is mainly aimed at ensuring conformity with established purposes, policies and procedures, ensuring financial information reliability, minimising the occurrence of fraud, and ensuring that identified critical risks are controlled and reduced to an acceptable level.

This function, in line with the best international practices and with the provisions of the Sarbanes-Oxley Act, has been progressively implemented in the main subsidiary companies, and its implementation in PT Group companies with relevant proceedings has been determined. The programme provides not only for the introduction of Internal Control procedures, but also for review, verification and continuous improvement thereof.

During the year of 2006, in line with the best international practices, an overall review of the Internal Controls that are relevant for Financial Reporting was requested, in order to ensure these are adequate and operational or, should this not be the case, to initiate the remediation plans necessary to correct possible system deficiencies.

The evaluation methodology followed took into consideration the references supplied by the organisations responsible for promoting the existence of Internal Control mechanisms in capital markets, notably by SEC and PCAOB, and that were based on an analysis of the Internal Control system according to the COSO framework concerning Entity Level Controls and Process Level Controls, and according to the COBIT framework concerning IS/IT.

With regard to the implementation of the Internal Control, and following the use of the abovementioned references, a set of initiatives was developed which permitted a substantial reinforcement of the Group’s Internal Control environment, including:

  Training of around 4,650 employees in matters related to Internal Control and Code of Ethics;
  Workshops for clarification of SEC Compliance requirements;
  Approval of the Entity Level Control Manual at a Board of Directors meeting;
  Definition and control of a Corporate Compliance Plan for 2006;
  Revision and approval of Internal Control Manuals for the main businesses of the PT Group;
  Definition and monitoring and report to the Audit Committee of a number of policies aimed at implementing initiatives in respect of Internal Control;
  Internal Control evaluation in all proceedings having a greater impact on the PT Group’s Financial Reporting.

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Control by the holding (PT SGPS), Business Units and Instrumental Companies

The Internal Control of the PT Group is structured according to the distribution of functional responsibilities:

  Entity Level Controls are defined by PT SGPS and are implemented by the Group’s companies and intend to establish Internal Control guidelines for the subsidiary companies.
  Process Level Controls and IS/IT Controls are defined in the subsidiary companies with management responsibility for the procedures inherent to these controls, according to the organization of the same. Given this distribution, controls connected with the collection of the information included in the preparation of the Financial Statements are in the companies; controls connected with accounting processing and recording of such information are in PT PRO (Shared Services Company).

In 2003, the PT Group implemented a sequential certification model, based on Annual Certifications, with the goal of guaranteeing that the principal parties to the Financial Reporting process are held responsible. These certifications intend to hold the main parties in the procedure of preparation of financial information, including the Directors responsible for financial information reporting, accountable for the reporting and correctness of all relevant financial and non-financial information.

3. MEASURES THAT MAY INTERFERE WITH THE SUCCESS OF TAKEOVER BIDS

Although it is PT’s understanding that its Bylaws do not contain any defensive clauses the effect of which will be to automatically cause erosion in the company’s assets in case of control transition or change in the composition of the management body, the existing measures that may be relevant within this scope are described below:

Limitation on the votes of a single shareholder

According to article 13 of the company’s bylaws, the votes cast by a single holder of ordinary shares, directly or through a representative, on his own behalf or as representative of another shareholder, that exceed 10% of the total share capital, shall not be counted.

Notwithstanding PT’s understanding that its bylaws do not contain any defensive clauses the effect of which will be to automatically cause an erosion in the company’s assets in case of control transition or change in the composition of the management body as mentioned above, it was CMVM’s understanding, in its Analysis of Compliance with the Recommendations on the Governance of Listed Companies, that PT failed to comply with Recommendation no. 4.

Class A Shares

On the other hand, further to the ordinary shares, the share capital in PT is also represented by 500 Class A shares that may be held by the Portuguese State or other entity belonging to the Portuguese State and that grant special rights, pursuant to the terms set forth of article 14-2 and article 19-2 of the company’s bylaws.

According to these provisions, the following matters may not be approved at a General Shareholders Meeting against the majority of the votes corresponding to Class A shares:

  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform competing activities with those of the companies within a control relationship with PT;

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  Amendments to the bylaws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the establishing of standards for share capital increases to be resolved by the Board of Directors;
  Issuing of bonds or other securities, establishing the issue value for these securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuing of bonds convertible into shares, as well as establishing the standards for the issuing of bonds of such nature to be resolved by the Board of Directors;
  The passing of resolutions on the application of the financial year results, in the events of a dividend distribution to the shareholders in a percentage superior to 40% of distributable profits;
  Election of the Board of the General Shareholders Meeting, as well as of the members of the Supervisory Board;
  Approval of the general goals and fundamental principles of the Company’s policies;
  Definition of the general principles of the policy of shareholdings in companies, as well as, in the cases where those principles require prior General Shareholders Meeting authorization, the passing of resolutions on the respective acquisitions and sales;
  Moving the Company’s registered offices within the municipality of Lisbon or to a neighbouring municipality;

In addition, the election of one third of the total number of directors, including the Chairman of the Board of Directors, requires the votes issued by the State, as its capacity of holder of Class A shares.

Limitations on the transferability of shares, shareholders’ agreements and limitations on the ownership

There are no limitations on the transferability of shares and the company has no knowledge of the existence of any shareholders’ agreements.

Under the terms of the Bylaws, shareholders which are, either directly or indirectly, engaged on an activity which competes with an activity being performed by companies in a controlling relationship with PT may not hold more than 10% of the company’s ordinary shares without the previous authorization of the general meeting.

CHAPTER 4. MANAGEMENT BODY

1. COMPOSITION AND CHARACTERISTICS OF THE BOARD OF DIRECTORS

The Board of Directors of PT is composed of an odd number of members, between 15 and 23, who are elected by the General Shareholders Meeting by a majority of votes cast. Moreover under the terms of the Bylaws, for the election of one third of the total number of directors, which shall include the Chairman of the Board of Directors, that majority shall include the majority of “A” share votes. Irrespectively of the share capital held, any shareholder may individually submit proposals for the election of the Board of Directors.

On the other hand and according to corporate law, a minimum of shareholders representing at least 10% of the share capital that voted against the winning proposal in the election of the Board of Directors may appoint a member of the management body.

The directors are appointed for a three-year term of office, the election year being considered as a full calendar year, and there are no restrictions on the re-election of directors.

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As of 31 December 2006, the Board of Directors of PT had the following composition:

	Board of Directors	Executive Committee	Independent Non-Executive Directors	No. of shares held	First Appointment and Office Term
Henrique Granadeiro	Chairman	Chairman		150	2003 31-12-2008
Zeinal Bava	Member	Member		63,161	2000 31-12-2008
Rodrigo Costa	Member	Member		-	2005 31-12-2008
Luís Pacheco de Melo	Member	Member		45	2006 31-12-2008
João Baptista	Member	Member		-	2006 31-12-2008
António Caria	Member	Member		486	2006 31-12-2008
Rui Soares	Member	Member		50	2006 31-12-2008
Franquelim Alves	Member		Yes	-	2006 31-12-2008
António Viana Baptista	Member		No	9,008	2000 21-12-2008
Fernando Soares Carneiro	Member		Yes	-	2006 31-12-2008
Nuno de Almeida e Vasconcellos(1)	Member		No	-	2006 31-12-2008
Luís Azevedo Coutinho	Member		Yes	-	2006 31-12-2008
João Mello Franco	Member		Yes	13,308	1998 31-12-2008
Joaquim Goes	Member		No	2,737	2000 31-12-2008
Fernando Abril- Martorell	Member		No	-	2001 31-12-2008
Gerald S. McGowan	Member		Yes	-	2003 31-12-2008
Amílcar Morais Pires	Member		No	2,146	2006 31-12-2008
Francisco Soares	Member		Yes	-	2006 31-12-2008
Jorge Tomé	Member		No	-	2002 31-12-2008
Armando Vara	Member		No	-	2006 31-12-2008
Thomaz Paes de Vasconcellos	Member		Yes	-	2003 31-12-2008

(1) Co-opted on the Board of Directors on the 13th September 2006, following the resignation from office submitted by Henrique Chaves, to complete the current three-year term of office (2006-2008).

Under the terms of article 1-2 of CMVM Regulation no. 7/2001, directors are not considered independent non-executive directors where they are associated with any groups with specific interests in the company or find themselves in a circumstance that may affect their capacity of unbiased analysis and decision-making. The following fall, notably, within such category:

a) The members of the management body that belong to the management body of a company that is in a dominant position over the former, under the terms foreseen in the Portuguese Securities Code;

b) The members of the management body that are holders of, perform management functions in, have a contractual bond with, or act in the name or on behalf of holders of qualified shareholdings equal to or exceeding 10% of the share capital or of the voting rights of the Company or of an identical percentage in a company that is in a dominant position over the Company, under the terms foreseen in the Portuguese Securities Code;

c) The members of the management body that are holders of, perform management functions in, have a contractual bond with or act in the name or on behalf of holders of qualified shareholdings equal to or exceeding 10% of the share capital or of the voting rights of the competing company;

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d) The members of the management body that benefit from any remuneration, even where suspended, from the Company or from any other company in a dominant or group position with the latter, except for the remuneration for the exercise of management functions;

e) The members of the management body that have a significant commercial relation with the company or with any company in a controlling or group relation with the latter, either directly or through a third party. A significant commercial relation is understood to mean the situation of an important service or goods provider, of an important customer or of organizations that receive significant contributions from the company or controlling entity;

f) The members of the management body that are spouses, relatives or kindred of the persons referred to in the previous paragraphs in a direct line and up to the third degree inclusive.

Additionally, under number 5 of article 414 of the Portuguese Companies Code, a person is deemed independent if such person is neither associated with any specific interest group within the company, nor under any circumstance capable of affecting such person’s impartial analysis or decision, notably by virtue of: (a) being the holder or acting on behalf or for the account of a holder of a qualified shareholding equal to or in excess of 2% of the share capital in the company; or (b) having been reelected for more than two terms of office, on a consecutive or non-consecutive basis.

PT, as a company with share listed on the New York Stock Exchange (NYSE), is also subject to the rules that permit that a director be qualified as independent, i.e. to the Independence Tests – Corporate Governance Standards issued by NYSE, also considered on the above table.

The composition and functions of the Executive Committee, which is the body responsible for the management in the normal course of business of the Company, are described hereunder.

Appendix I hereto contains a description of the functions performed by members of the management body in other companies, with express reference to those performed in other companies of the Group, as well as the professional qualifications and the professional activities performed by the those members during the last 5 years.

2. EXECUTIVE COMMITTEE

Composition

The Executive Committee is composed of the following directors:

Chairman:	Henrique Granadeiro
Members:	Zeinal Bava
Rodrigo Costa
Luís Pacheco de Melo
João Baptista
António Caria
Rui Soares

Duties

The Board of Directors delegated the management in the normal course of the company to the Executive Committee, vesting it with all the powers necessary for such purpose, with the exception of those pertaining to the matters referred to hereunder and without prejudice to the faculty of claiming some of the authorities delegated:

  Co-optation of directors;
  Request for the call of General Shareholders Meeting;
  Annual reports and accounts to be submitted for the approval of the General Shareholders Meeting;
  Posting bonds and personal guarantees or guarantees in rem by the company, the authority for which is reserved to the Board of Directors, without prejudice to the provisions of paragraph h) of article 15 of PT’s Bylaws;

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  Change of company registered office;
  Projects for spin-offs, mergers and transformation of the company, to be proposed to the General Shareholders Meeting, as well as acquisitions, sales, mergers, spin-offs, as well as the main strategic partnership agreements that involve companies of the PT Group;
  Projects for share capital increases to be proposed to the General Shareholders Meeting;
  Amendments to the bylaws to be proposed to the General Shareholders Meeting;
  Definition of the general goals and of the fundamental principles of the policies of the PT Group to be submitted for approval at the General Shareholders Meeting, notably the definition of the sectors of investment and disinvestment, the policy for geographical expansion of its businesses and the strategic options pertaining to the technology to be adopted, network development and service rendering;
  Important extensions or reductions of the Company’s activity and important modifications in the Company’s organization;
  Business plans, budgets and annual investment plans;
  Definition of the amount to be annually proposed to the General Shareholders Meeting for issuing bonds or other securities that may be subsequently resolved by the Executive Committee;
  Acquisition, sale and encumbrance of real estate;
  Opening or closing of establishments or significant parts of the same.

3. MANAGEMENT BODY OPERATING RULES

Board of Directors

Under the terms of article 24 of the Bylaws, the Board of Directors shall set the dates or periodicity of its ordinary meetings and will meet extraordinarily whenever called upon by its Chairman or by two Directors or by the Supervisory Board.

The Board of Directors may not function without the presence of the majority of its members in office. The Chairman of the Board of Directors may, in cases of recognized urgency, waive the presence of that majority if the same is ensured through voting by correspondence or by power of attorney, although a Director may not represent more than one other Director.

The Board of Directors’ resolutions are passed by a majority of votes cast, and the Chairman has a casting vote.

Resolutions passed and voting declarations are recorded in the minutes, which should be signed by all the members of the Board of Directors that participate in the meeting.

The meeting participants may dictate a summary of their interventions to be included in the minutes.

Executive Committee

To better ensure the performance of its duties according to the criteria adopted on that date, the PT Board of Directors created an Executive Committee to which it delegates management in the normal course functions, while retaining supervision and control functions.

The Executive Committee sets the dates and periodicity of its ordinary meetings and will meet extraordinarily whenever called upon by its Chairman or by two of its members or by the Supervisory Board.

The Executive Committee may not function without the presence of the majority of its members in office. The Chairman may, in cases of recognized urgency, waive the presence of such majority if the same is ensured through voting by correspondence or by power of attorney.

Voting by correspondence and by power of attorney is permitted, although no member of the Executive Committee may represent more than one other member of the same.

Annual report 2006	163

Resolutions are passed by a majority of votes cast, and the Chairman has a casting vote.

Powers of the Chairman of the Board of Directors and the Chairman of the Executive Committee

By virtue of a resolution taken at the 2006 Annual General Meeting of Shareholder, it was decided to concentrate the offices of Chairman of the Board of Directors and Chairman of the Executive Committee in a single officer. In this way, as at 31 December 2006, pursuant to the Bylaws and the operating rules of the Board of Directors and of the Executive Committee, the Chairman Henrique Granadeiro accumulated the functions of Chairman of the Board of Directors and of the Executive Committee, and so he was entrusted with the following duties:

  To representing the Board of Directors in and out of court;
  To coordinate the activity of the Board of Directors and Executive Committee, and to distribute matters among their respective members, where advisable in light of management conveniences;
  To call and conduct the meetings of the Board of Directors and Executive Committee;
  To watch over the correct execution of the Committee’s resolutions.

Information to the members of the Board of Directors

Under the terms defined in the relevant delegation of powers, in each Board of Directors’ meeting or whenever necessary, the Executive Committee provides information to the remaining directors about the most relevant facts concerning the execution of the delegated powers notably, about the execution of the strategic policies and options whose general goals had been defined by the Board of Directors, as well as about the execution of the plans of activity, budgets and annual investment plans approved by the latter.

The Executive Committee also provides any additional information on the management status as the Board of Directors deems fit to request, while diligently executing the actions related to any indications that may be conveyed to it by the Board of Directors as a result of any information provided.

Number of Board of Directors’ and Executive Committee’s meetings during the 2006 financial year

As a rule, the Board of Directors meets monthly but it can, however, meet extraordinarily whenever called by its Chairman or by two Directors or by the Supervisory Board. In 2006, there were 17 Board of Directors’ meetings.

The Executive Committee, in its turn met 48 times during the year of 2006.

CMVM Recommendations pertaining to Non-Executive Directors and Independent Directors

The management bodies of PT have a plurality of members that guarantee an effective conduct of the Company’s management and of its heads.

The Company has 14 Non-Executive Directors in a total of 21 Directors, which is considered a sufficient number to guarantee the continuous follow up and evaluation of the performance of the Executive Committee. Among the Non-Executive Directors 7 are Independent, according to the abovementioned independence criteria 2. Thus, the interests of all entities involved in PT, and the existence of a structure as appropriate to prevent and manage conflicts of interest, should be deemed ensured.

_________________________________
2 According to the definition set out in article 1 of CMVM Regulation no. 7/2001.

164

4. DIRECTOR REMUNERATION POLICY

Remuneration policy for Executive and Non-Executive Directors

The remuneration of PT Directors, as determined by the Compensation Committee, takes into consideration the performance of the Board of Directors as a whole, the performance of the PT Group and benchmarks with other companies of a similar dimension and business.

The remuneration of the Chairman of the Board of Directors and of the Executive Committee as well as the remuneration of the other Executive Directors (members) is composed of a fixed portion and a variable portion. The remuneration of the remaining Non-Executive Directors includes only a fixed component.

The value of the fixed remuneration of the Directors was determined on the basis of a benchmark study carried out by an international Human Resources consulting company. In this study, companies integrating the PSI 20, IBEX 35, DJ Eurostoxx 50, CAC 40 indexes were analysed, as well as European telecommunications companies comparable to PT.

The determination of the variable remuneration, to be granted as a result of the performance in 2006, takes into consideration the analysis of five indicators: (a) Consolidated revenues; (b) EBITDA; (c) EBITDA – CAPEX; (d) Net profit before curtailment, and (e) the ratio of Total Shareholder Return of PT by the Total Shareholder Return of the DJ Stoxx 600 Telecom, where the Total Shareholder Return is understood as the sum of the variation of the share’s price and the value of the dividend per share.

Alignment of Director interests with Company interests

As describe above, PT strives to align management interests with the Company’s and the shareholder’s interests. In this light, the variable remuneration of Directors is dependent on their performance, as well as their sustainability and capacity to achieve certain goals that contribute to the strategic goals of the PT Group.

Payments in connection with early termination of Director’s agreements

PT has established with few of its executive and non-executive directors, several individual agreements, whereby, should the directors fail to be re-appointed once their current term of office lapses, they will be entitled to a compensation equivalent to the remuneration they would earn during the two subsequent years, and a variable compensation was also fixed in some cases. In consideration of the compensation granted, out-of-office directors undertake not to carry out a business competing with PT for a period as agreed between the parties.

In addition, under those same agreements, should PT remove such Directors from office without just cause, PT shall pay a compensation equivalent to the remuneration they would earn until the end of the then current term of office.

Annual report 2006	165

5. DIRECTOR REMUNERATIONS

Fixed and variable remuneration of Executive and Non-Executive Directors

In 2006, the fixed and variable remunerations granted to Executive and Non-Executive Directors were as follows:

(Thousands of Euros)	Fixed Remuneration	Variable Remuneration	Total

Executive Directors	4,670	3,813	8,483

Non-Executive Directors	1,612	300	1,912

Total	6,282	4,113	10,395

Connection between Director remuneration and performance

In order to maximize good management efforts (commentary to CMVM Recommendation no. 8 and Plan of Action of the European Commission), the variable remunerations actually attributed to the Chairman of the Board of Directors and of the Executive Committee and to each Executive Director were indexed to their performance in the management body of the Company, according to the criteria set forth as relevant in the Company’s remuneration policy described above.

Allotment of shares or share call options or other share incentive systems - Premiums, non-financial benefits and profit sharing

There are no share allotment, share call option or other share incentive system plans, nor any premiums or non-financial benefits of any nature, profit sharing included.

Without prejudice to the above, a few directors are covered by the Retirement Benefit Plans sponsored by the PT Group.

Payments due for termination of office

As referred to above, during the 2006 financial year, PT paid compensation as a result of the application of a non competing clause upon term of office to former members of the Board of Directors in an amount of 10,672 thousand euros, of which 9,705 thousand euros were paid to executive directors and the remaining were paid to non-executive directors..

Estimate of other non-financial benefits

Apart from those described above, no other significant non-financial benefits were granted.

Actually, PT Directors, in addition to the remuneration policy as described above, is only granted a set of benefits pertaining to and required for the exercise of their offices.

6. WHISTLEBLOWER

In 2005, the PT Group implemented a set of procedures called “System for Qualified Communication of Undue Practices” Whistleblower. Within this System, “complaints” means all acts or omissions, wilful or seriously negligent, which are imputed to the conduct of corporate body members and other managing parties, heads, staff and remaining employees of Group companies, notably in matters pertaining to Accounting, Internal Control or Auditing, that may be reflected in the financial statements or in information sent to the Portuguese regulatory authority, Securities Market Commission (CMVM), or the US regulatory authority, Securities and Exchange Commission (SEC), or that may damage safeguarding of assets.

166

The existence of the System for Qualified Communication of Undue Practices was made public through personal communication addressed to each of the employees and by the inclusion of a text on the PT Group website. Any employee may expose complaints by letter sent to a postal address made available for this purpose. As may be proven necessary or convenient, a telephone number, a fax number and an e-mail address should also be created for this purpose.

Any person outside the Group (in the sense of not belonging to the staff of the PT Group – for example, a shareholder, a customer or a supplier) that knows of any complaint may communicate such fact to an employee, who will be under the obligation to convey the same through the System for Qualified Communication of Undue Practices mechanisms.

The communications are received by a Qualified Complaints Analysis Nucleus (NAPQ), that process them and send them to the Audit Committee of the Board of Directors. The Audit Committee, as a specialized Board of Directors’ Committee in these matters, is competent to make the necessary decisions, informing the CEO and the CFO of these decisions, as well as other internal or external entities whose involvement is required or justified.

In all cases, the identity of the authors of the communications of complaints is kept confidential (when known), unless the authors unequivocally intend and declare the contrary. In no case is any kind of retaliation tolerated against those that make the said communications.

Additionally, under the provisions of the Portuguese Companies Code as amended by Decree-Law no. 76-A/2006 of 29 March 2006, the responsibility for receiving communications on irregularities submitted by shareholders, employees, or other entities will be the company Audit Committee’s or Supervisory Board’s, according to the adopted supervision model.

Annual report 2006	167

APPENDIX

Functions performed by members of the management body in other companies

The functions performed by each of the directors in other companies are as follows:

  Henrique Granadeiro

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Centro Corporativo, S.A.
Chairman of the Board of Directors of PT Portugal, SGPS, S.A.
Chairman of the Board of Directors of PT Rede Fixa, SGPS, S.A.
Chairman of the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Chairman of the Board of Directors of Cabo TV Madeirense, S.A.
Chairman of the Board of Directors of Fundação Portugal Telecom

Functions in other companies:

Non-executive Director of OPCA - Obras Públicas e Cimento Armado, S.A.
Member of the Strategic Council of Banco Finantia
Chairman of the Board of the Portuguese-Chinese Chamber of Commerce
Member of the General Council of COTEC Portugal – Associação Empresarial para a Inovação
Non-executive Director of Fundação Eugénio de Almeida
Member of the Council of Founders of Fundação Casa da Música

  Zeinal Bava

Functions in other companies of PT Group:

Chairman of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A.
Chairman of the Executive Committee of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Chairman of the Board of Directors of TV Cabo Portugal, S.A.
Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.
Chairman of the Board of Directors of Previsão – Sociedade Gestora de Fundos de Pensões, S.A.
Director of PT Centro Corporativo, S.A.
Director of PT Portugal, SGPS, S.A.
Director of PT Rede Fixa, SGPS, S.A.
Chairman of the Board of Directors of PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A.
Chairman of the Board of Directors of PT Conteúdos – Actividade de Televisão e de Produção de Conteúdos, S.A.
Chairman of the Board of Directors of Lusomundo Cinemas, S.A.
Chairman of the Board of Directors of Lusomundo Audiovisuais, S.A.
Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, S.A.
Member of the Board of Directors of Brasilcel, N.V.

Functions in other companies:

Not applicable

168

  Rodrigo Costa

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Comunicações, S.A.
Chairman of the Board of Directors of PT Prime, S.A.
Chairman of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A.
Non-executive Chairman of the Board of Directors of PT Sistemas de Informação, S.A.
Chairman of the Board of Directors of Portugal Telecom Inovação, S.A.
Director of PT Centro Corporativo, S.A.
Director of PT Portugal, SGPS, S.A.
Director of PT Rede Fixa, SGPS, S.A.
Chairman of the Board of Directors of PT.COM, Comunicações Interactivas, S.A.

Functions in other companies:

Member of the Consultive Council for the Technological Plan
Member of the High Council for Foreign Investment

  Luís Pacheco de Melo

Functions in other PT Group companies:

Director of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.
Director of Cabo TV Madeirense, S.A.
Director of Cabo TV Açoreana, S.A.
Director of PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A.
Non-Executive Director of Banco BEST, S.A.
Director of Lusomundo España, SL
Director of Lusomundo – Sociedade de Investimentos Imobiliários, SGPS, S.A.
Director of Lusomundo Imobiliária 2, S.A.
Director of Previsão – Sociedade Gestora de Fundos de Pensões, S.A.
Member of the Board of Directors of Brasilcel

Functions in other companies:

Not applicable

  João Baptista

Functions in other PT Group companies:

Chairman of the Board of Directors of Portugal Telecom - Investimentos Internacionais Consultoria Internacional, S.A.
Chairman of the Board of Directors of PT Móveis – Serviços de Telecomunicações, SGPS, S.A.
Chairman of the Board of Directors of PT Acessos de Internet WI-FI, S.A.
Chairman of the Board of Directors of PT Ventures, SGPS, S.A.
Chief Counsellor of Portugal Telecom Brasil, S.A.
Vice-Chairman of the Board of Directors of Vivo Participações, S.A.
Vice-Presidente da Brasilcel Chairman of the Board of Directors of Mobitel
Member of the Board of Directors of Universo Online – UOL. Chairman of the Board of Directors of Directel
Member of the Board of Directors of Unitel, SARL

Annual report 2006	169

Functions in other companies:

Not applicable

  António Caria

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A.
Chairman of the Board of Directors of PT Contact - Telemarketing e Serviços de Informação. S.A- Non-Executive Director of Cabo TV Açoreana, S.A.

Functions in other companies:

President of the General Meeting of Members of APQ - Associação Portuguesa para a Qualidade

  Rui Soares

Functions in other PT Group companies:

Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A.

Functions in other companies:

Representative of Portugal Telecom in the Board of AIP – Associação Industrial Portuguesa

  Franquelim Alves

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Director of the Cinveste Group.

  António Viana-Baptista

Functions in other PT Group companies:

- Counsellor of Brasilcel N.V.

Functions in other companies:

Member of the Board of Directors, Delegate Commission and Executive Committee of Telefónica, S.A.
Executive Chairman of Telefónica Móviles España, S.A.U.
Executive Chairman of Telefónica de España, S.A.U.
Member of the Board of Directors of O2,PLC
Member of the Board of Directors of Telefónica Latinoamérica

170

  Fernando Soares Carneiro

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Not applicavle.

  Nuno de Almeida Vasconcellos*

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS, S.A.

*Appointed by cooptation on the 13th September 2006, in view of the resignation from the office of director submitted by Henrique Chaves, to complete the then current three-year term of office (2006-2008).

  Luís de Azevedo Coutinho

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Consultant to the Board of the Abrantina Group

  João Mello Franco

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Director of José de Mello Participações, SGPS, S.A.

  Joaquim Goes

Functions in other PT Group companies:

Director of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Functions in other companies:

Director of Banco Espirito Santo, S.A.

Annual report 2006	171

Director of BES-Vida, Companhia de Seguros, S.A.
Director of BEST, Banco Electrónico de Serviço Total, S.A.
Director of ESDATA – Espirito Santo Data, SGPS, S.A.

  Fernando Abril-Martorrel

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Chief Executive Officer (CEO) of Credit Suisse Spain

  Gerald McGowan

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Director of Overseas Private Investment Corporation Director of Virginia Port Authority

  Amílcar Morais Pires

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Director of Banco Espírito Santo, S.A.
Director of BES-Vida, Companhia de Seguros, S.A.
Director of Banco Espírito Santo de Investimento, S.A.
Chairman of the Board of Directors of Bank Espírito Santo (International) Limited
Director of ESAF - Espírito Santo Activos Financeiros, SGPS, S.A.
Director of Espírito Santo PLC (Dublin)
Director of Banco Espírito Santo Oriente, S.A.
Director of BES Finance Limited

  Francisco Soares

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Chairman of the Environment Committee of CEEP - European Centre of Enterprises with Public Participation and of Enterprises of General Economic Interes – (“Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels”)

172

  Jorge Tomé

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Chairman of the Executive Committee of Caixa – Banco de Investimento, S.A.
Chairman of the Board of Directors of Trem II – Aluguer de Material Circulante
Director of Sociedade Gestora de Fundos de Investimento Mobiliários Caixageste

  Armando Vara

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Director of Caixa Geral de Depósitos
Chairman of the Board of Directors of IMOCAIXA, S.A.
Chairman of the Board of Directors of SOGRUPO, GI (ACE-Grupo CGD) Director of Caixa Participações, SGPS, S.A.
Chairman of the Board of Directors of CAIXATEC Tecnologias de Comunicação, S.A.

  Thomaz Paes de Vasconcellos

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Not applicable

Annual report 2006	173

Professional qualifications and professional activities performed during the last 5 years

  Members of the Executive Committee

Henrique Manuel Fusco Granadeiro. Portuguese, 63 years old. Elected for the first time in 2003. Term of former office ended on 31 December 2005 and was re-elected in 2006. Member of the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., since 2001; Executive Member of the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., from 2002 to 2006; Member of the Board of Directors of Espírito Santo Resources since 2005; Member of the Board of Directors of OPCA – Obras Públicas e Cimento Armado, S.A. since 2005; Chairman of the Executive Committee of Lusomundo Media, SGPS, S.A. from 2002 to 2004; Chairman of the Executive Committee of Diário de Notícias from 2002 to 2004; Chairman of the Executive Committee of Jornal de Notícias from 2002 to 2004; Chairman of the Executive Committee of TSF from 2002 to 2004; Chairman of the Executive Committee of Jornal do Fundão from 2002 to 2004; Chairman of the Executive Committee of Açoreana Ocidental from 2002 to 2004; Chairman of the Executive Committee of DN da Madeira from 2002 to 2004; Chairman of the Board of Directors of Aleluia - Cerâmica Comércio e Indústria S.A from 2001 to 2004; Member of the Board of Directors of Parfil SGPS S.A. from 2001 to 2004; Member of the Startegy Council of Banco Finantia since 2001; Member of the Board of Directors of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. since 2001; Member of the Board of Directors of Fundação Eugénio de Almeida since 1992; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 to 2001; Member of the Board of Directors of Sojornal - Sociedade Jornalistica e Editorial S.A from 1990 to 2001; President of Fundação Eugénio de Almeida from 1989 to 1992; President of IFADAP - Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990; Managing Director of Fundação Eugénio de Almeida from 1981 to 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standard Eléctrica during 1981; Portuguese Ambassador to O.E.C.D. from 1979 to 1981 and Head of the Civil House of the President of the Republic of Portugal from 1976 to 1979. He has a degree in Corporate Organization and Administration by Instituto Universitário de Évora (Sociology Department).

Zeinal Bava. Portuguese, 41 years old. Elected for the first time in 2000. Term of former office ended on 31 December 2005 and was re-elected in 2006.; Chairman of the Executive Committee of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. since May 2003; President of TV Cabo Portugal, S.A. since March 2004; Chairman of the Executive Committee of TMN – Telecomunicações Móveis Nacionais, S.A. since December 2005; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. since April 2004; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Chairman of the Board of Directors of Previsão - Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT PRO – Serviços de Gestão, S.A. since February 2003; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from January 2004 to December 2005; Member of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 to April 2006; Member of the Board of Directors of PT Sistemas de Informação, S.A. from May 2004 to April 2006; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 to March 2004; Member of the Board of Directors of Páginas Amarelas, S.A. from January 2004 to May 2005; Member of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A. from May 2003 to 2005; Member of the Board of Directors of BEST - Banco Electrónico de Serviço Total, S.A. from May 2001 to October 2004; Member of the Board of Directors of Telesp Celular Participações S.A. from April 2001 to December 2003; Member of the Board of Directors of CRT Celular Participações S.A. from 2003 to 2005; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 to 2005; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 to 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 to 2005; Vice-President of PT Ventures, SGPS, S.A. from 2000 to 2002; Merrill Lynch – Executive and Relationship Manager for Portugal Telecom, from 1998 to 1999; Deutsche Morgan Grenfell – Executive and Relationship Manager for Portugal Telecom, from 1996 to 1998; Warburg Dillon Read – Executive Manager, from 1989 to 1996. He has a degree in Electronic and Electrotechnical Engineering by University College, London.

174

Rodrigo Costa. Portuguese, 47 years old. Elected for the first time in 2005. Term of office ended on 31 de December 2005 and was re-elected in 2006. Chairman of the Executive Committee of PT Comunicações, S.A. since December 2005; Member of the Consultive Council for the Technological Plan since 2005; Member of the High Council for Foreign Investment since 2004; Corporate Vice-President of OEM Microsoft Corporation from 2002 to 2005; General Manager of Microsoft Brasil from 2001 to 2002; Member of the Consultive Council of Instituto Superior de Comunicação Empresarial, Human and Social Science College, from 1998 to 2000; Member of the Board of the Fórum dos Empresários para a Educação from 1997 to 2001; Director e Vice- President of the Portuguese-American Chamber of Commerce from 1996 to 2001; General Manager of Microsoft Portugal from 1990 to 2001; Partner, Marketing Manager, Distribution Manager and Assistant General Manager of Prológica, S.A. from 1987 to 1990; General Manager and Founding Partner of Intério S.A. in 1986; Planning and Control Consultant to Duphar Portugal from 1984 to 1989; Management Consultant to Viagens Abreu from 1983 to 1990; Director, Partner, Programmer and Systems Analyst of Nogueira Informática, S.A./Groupi, Lda. from 1979 to 1985. He has training in the fields of Information Systems, Finance and Planning, Management, Strategic Marketing, Social Organisation and Human Resources.

Luís Pacheco de Melo. Portuguese, 40 years old. Elected for the first time in 2006. Executive Director of PT Multimédia – Serviços de Telecomunicações e Multimedia, SGPS S.A., from June 2002 to 2006; Director of TV Cabo Portugal S.A., from 2002 to 2006; Director of Lusomundo Audiovisuais S.A. from 2002 to 2006; Director of Lusomundo Cinemas S.A. from 2002 to 2006; Director of PT Conteúdos S.A. from 2002 to 2006; Director of PT Televisão por Cabo SGPS, S.A. from 2002 to 2006; Director of Sport TV, from June 2002 to November 2005; Director of Lusomundo España S.L., from 2002 to 2006; Central Director and invited member of the Executive Committee of BES Investimento, from 1998 to 2002,.Associate and Director of UBS Warburg from 1994 to 1998 He has a degree in Civil Engineering by Instituto Superior Técnico with an MBA at IESE Barcelona.

João Baptista. Portuguese, 49 years old. Elected for the first time in 2006. Member of the Audit Committee of the Victoria and Albert Museum in London, since 2005 Leader of the global telecommunications group in the United Kingdom and partner of Booz Allen Hamilton, from 2005 to 2006;. Global leader for the group of technology, information and entertainment industries of March & McLennan Companies Inc., from 2004 to 2005. Member of the Executive Committee and partner of Mercer Management Consulting from 1997 to 2005, globally responsible of the technology, information and entertainment group, from 2000 to 2005, co-leader for the United Kingdom, from January 2001 to March 2005, of Mercer Management Consulting. He has a degree in Mechanical Engineering and a post-graduation Studies diploma in Energy by Escola Politécnica Federal de Lausanne, Switzerland, and an MBA by the Stanford Graduate School of Business, Stanford, CA, USA.

António Caria. Portuguese, 54 years old. Elected for the first time in 2006. Executive Director of TV Cabo Portugal, from 2000; Director of Cabo TV Açoreana since 2004. Chairman of the Board of Directors and Executive Director of TV Cabo Tejo from 1998 to 2002, Executive Director of TV Cabo Lisboa from 2000 to 2002; Chairman of the Board of Directors of TV Cabo Sado from 1996 to 1998. Director of INESC, from 1997 to 2006. Member of the Board of Fundação Cultursintra from 1999 to 2006. Member of Associação Empresarial de Setúbal from 1996 to 1998. Executive Director of PT, SGPS from 1995 to 1996. Regional Director in Santarém and Setúbal of Telecom Portugal from 1990 to 1995. Engaged to CTT Telecomunicações on 1978, having been the responsible of the National Technical Plan, on the Engineering Division, and of the first technical-commercial department until 1989. He was granted with the title of specialist in telecommunications by Ordem dos Engenheiros on 2002. Commendator of Ordem de Mérito de Pedro Álvares Cabral. He has a degree in Electrotechnical, Electronic and Telecommunications Engineering by Instituto Superior Técnico and a Post-Graduation in Business Management by ISCTE (1988) and by Universidade Nova (1994).

Rui Soares. Portuguese. 34 years old. Elected for the first time in 2006. Executive Director of PT Compras - Serviços de Consultoria e Negociação, S.A., from 2004 to 2006. He has a degree in Marketing Management by IPAM - Instituto Português de Administração de Marketing.

Annual report 2006	175

  Non-Executive Directors

Franquelim Alves. Portuguese. 52 years old. Elected for the first time in 2006. Chairman of the Board of Directors and Executive Committee of IGCP - Instituto de Gestão do Crédito Público, from 2004 to 2006; Assistant Secretary of State to the Minister of Economy from 2003 to 2004; Chairman of the Board of Directors of SIMAB - Sociedade Instaladora de Mercados Abastecedores, S.A. from 2002 to 2003; Financial Directors of the Lusomundo Group, from 2000 to 2002; Director of Lusomundo, SGPS S.A., Lusomundo Net, Diário de Notícias, Lusomundo Media, SGPS S.A. and Lusomundo Audiovisuais, SGPS S.A., from 2000 to 2002; Director of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A., from 2000 to 2002. He has a degree in Economy by ISE - Instituto Superior de Economia. MBA in Finance by Universidade Católica. Wharton School Advanced Management Program, University of Pensilvania.

António Viana- Baptista. Portuguese, 49 years old. Elected for the first time in 2000. Term of office ended on 31 de December 2005 and he was re-elected in 2006. Member of the Board of Directors of Telesp Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Centro Oeste Participações, S.A. and Celular CRT Participações, S.A. from 2003 to 2006; Member of the Board of Directors of Telefónica de Argentina, S.A. from 2003 to 2006, Chairman of the Board of Directors and Executive Committee of Telefónica Móviles España, S.A. from 2002 to 2006; Member of the Board of Directors of Brasilcel, N.V. since December 2002. Director of Latinoamérica, from 1998 to 2002. Member of the board of Board of Directors of Telesp, S.A. from 2001 to 2006; Director of Emergia Holding N.V. since 2000. Member of the Board of Directors of Telefónica de España, S.A. since December 2000. Member of Board of Directors of Telefónica, S.A. since 2000. Member of the Sponsorship of Fundación Telefónica since 1999. Member of the Board of Directors of Telefónica Datacorp, S.A.U. since 1998. Member of the Board of Directors of Telefónica Perú Holding since 1998. Member of the Board of Directors of CTC Chile since 1998. Member of the Board of Directors of Telefónica Internacional, S.A. from 1998 to 2002. Director of Latinoamérica, from 1998 to 2002. Member of the Board of Directors of BPI from 1991 to 1996. Principal Partner of McKinsey & Company from 1985 to 1991 (Madrid/Lisboa Offices). He has a degree in Economy by Universidade Católica de Lisboa, post-graduation in European Economy by Universidade Católica Portuguesa, and MBA by INSEAD, Fontainebleau.

Fernando Soares Carneiro. Portuguese, 57 years old. Elected for the first time in 2006. Consultant for economical issues of the Portuguese Ambassy in London from 2003 to 2006. Representative of Portugal with the Internationals Organizations of Cacao, Coffee and Cereals. Advisor from 2002 to 2003. Chairman of the Board of Directors of Somincor - Sociedade Mineira de Neves-Corvo, S.A. e da EDM - Empresa de Desenvolvimento Mineiro, S.A.; Director of Copper Internacional Association. He has a degree in Mining Engineering by Instituto Superior Técnico.

Nuno de Almeida e Vasconcellos*. Portuguese, 42 years old. Elected for the first time in 2006. Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS, S.A.; Managing Partner of Heidrick & Struggles for advisory area of Portugal from 1995 to 2006; Member of the Board of Directors of several companies. Member of the Compensation Committee of a banking entity and Director of Automóvel Clube de Portugal He has a degree in Business Management by Curry College, Boston.

* Appointed by cooptation on the 13th September 2006, in view of the resignation from the office of director submitted by Henrique Chaves, to complete the current three-year term of office (2006-2008).

Luís de Azevedo Coutinho. Portuguese, 46 years old. Elected for the first time in 2006. Assistant Professor on Faculdade de Economia of UNL, since 1985; Consultant; Member of the Supervisory Board of Fundação EDP until March, 2006; Member of the Audit Committee of Fundação EDP, since 2005; Director and Member of the Audit Committee of EDP - Energias de Portugal S.A., from May 2003 to 2006. Manager of AMEC - Associação Música Educação e Cultura, from 2003 to 2005. Consultant at Câmara Municipal de Lisboa, from 2002 to 2003. Director of Valora - Serviços de Apoio à Emissão Monetária, S.A., from 1999 to 2002. Consultant of Bank of Portugal, Fundação Calouste Gulbenkian and IPE. He has a degree in Business Management and Administration by Universidade Católica. MBA by Universidade Nova de Lisboa.

João de Mello Franco. Portuguese, 60 years old. Elected for the first time in 1997. Term of office ended on 31 de December 2005 and he was re-elected in 2006. Member of the Board of Directors of José de Mello

176

Participações, SGPS, S.A. since 2002; Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 a 2004; Chairman of the Board of Directors of José de Mello Residências e Serviços from 2001 a 2004; Chairman of the Board of Directors of Imopólis (SGFII) from 2001 a 2004; Chairman of the Board of Directors of Engimais from 2001 a 2004; Member of the Board of Directors of International Shipowners Reinsurance Co from 1998 a 2005; Member of our High Council from 1996 to 1997; Chairman of the Board of Directors of Soponata - Sociedade Portuguesa de Navios Tanques, S.A. from 1997 to 2001; Chairman of the Executive Committee and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997; Chairman of the Board of Directors of Marconi from 1994 to 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 to 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 to 1995; Member of Board of Directors of CN - Comunicações Nacionais S.A. from 1993 to 1995; Chairman of the Board of Directors of Associação Portuguesa para o Desenvolvimento das Comunicações from 1993 to 1995; Chairman of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A. from 1991 to 1994; Chairman of the Board of Directors of TLP - Telefones de Lisboa e Porto S.A. from 1989 to 1994; Manager of TDC - Tecnologia das Comunicações, Lda. from 1986 to 1989. He has a degree in Mechanical Engineering by Instituto Superior Técnico. Scholarship by Junta de Energia Nuclear for a specialization in Nuclear Power Plant Mechanical Technology. Additional Training in Strategic Management and High Business Management (PADE).

Joaquim de Goes. Portuguese, 40 years old. Elected for the first time in 2000. Term of office ended on 31 de December 2005 and he was re-elected in 2006. Member of the Board of Directors of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. since August 2002; Member of the Board of Directors of Companhia de Seguros Tranquilidade - Vida, S.A. since 2002; Member of the Board of Directors of BEST - Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Banco Espírito Santo, S.A. since 2000; Member of the Board of Directors of BES.COM, SGPS, S.A. since 2000; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A. since 2000; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A. since 1999; Member of the Board of Directors of CREDIFLASH, SA since 1999; Manager of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 to 1999; Manager of the Strategic Department of CIMPOR - Cimentos de Portugal, S.A. from 1994 to 1995; Senior Consultant to Roland Berger & Partner from 1992 to 1993; Consultant to Roland Berger & Partner from 1989 to 1992. He has a degree in Business Administration and Management; specialization in Marketing and Finance, by Universidade Católica Portuguesa; MBA by INSEAD, Fontainebleau.

Fernando Abril-Martorell. Spaniard, 44 years old. Elected for the first time in 2001. Term of office ended on 31 de December 2005 and he was re-elected in 2006. Managing Director and Chief Executive Officer of the Executive Committee of Credit Suisse Spain. Started working at Credit Suisse in August 2005. Member of the Board of Directors of Telecomunicações de São Paulo - Telesp from 2001 to 2003; Chief Operating Officer of Telefónica S.A. from 2000 to 2003; Chairman of the Executive Committee of Telefónica Publicidad e Información from 1999 to 2000; Chief Financial Officer of Telefónica, S.A. from 1997 to 1999; Corporate Finance General Manager of Telefónica Publicidad e Información from 1997 to 1999; Manager of the Treasury Departament of JP Morgan from 1987 to 1997. He has a Law Degree and a graduation in Business Management and Administration by ICADE (Madrid).

Gerald S. McGowan. American, 60 years old. Elected for the first time in 2003. Term of office ended on 31 de December 2005 and he was re-elected in 2006. United States Ambassador to Portugal from 1997 to 2001; Member of the Board of Directors of “Overseas Private Investment Corporation” (OPIC) in 1996; Member of the Board of Directors of Virginia Port Authority in 2002; Member of the Board of Directors of Cellular Telecomunications Industry Association from 1990 to 1998. He has a Law degree by Georgetown University Law Center (J.D. 1974) and Georgetown University (B.S.B.A. 1968)

Amílcar Morais Pires. Portuguese, 45 years old. Elected for the first time in 2006. Adivser of the Board of Directors of Banco Espírito Santo, S.A., in July 2000; General Manager of Banco Espírito Santo, S.A. in March 2003M; Member of the Board of Directors of Banco Espírito Santo, S.A. since March 2004. He has a degree in Economy Sciences by Universidade Católica Portuguesa.

Francisco Soares. Portuguese, 57 years old. Elected for the first time in 2006. Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2005 to 2006; Chairman of the Executive Committee of API Capital, Sociedade de Capital de Risco, S.A., from January 2003 to October 2004;

Annual report 2006	177

Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, S.A., from Maio to December 2004; Director of NAER - Novo Aeroporto, S.A. from 2001 to 2002. He has an Economy degree by Universidade Técnica de Lisboa. Master of Science in Management by Arthur D. Little Management Education Institute, Cambridge Massachusetts, EUA. Master in Public Administration by Harvard University, John F. Kennedy School of Government, Cambridge Massachusetts, EUA.

Jorge Tomé. Portuguese, 52 years old. He was appointed for the first time in 2002. Term of office ended on 31 de December 2005 and he was re-elected in 2006. Non-Executive Director of Portugal Telecom, SGPS, S.A. since 2002; Chairman of the Executive Committee of Caixa - Banco de Investimentos, S.A. since 2001; Executive Director of Caixa - Banco de Investimentos, S.A. since 2001; Chairman of the Board of Directors of TREM II - Aluguer de Material Circulante, ACE since March 2002; Non-Executive Director of Caixa Gestão de Patrimónios since September 2001; Non-Executive Director of BANIF IMOBILIÁRIA, S.A. de Abril a June 2001; Non-Executive Director of BANIF IMO – Sociedade Gestora de Fundos de Investimento Imobiliário de June 2000 to June 2001; Director of Sociedade Gestora de Fundos de Pensões, S.A. – Açor Pensões, S.A. (currently Banif Açor Pensões), from October 1999 to July 2001; Executive Member of the Boards of Directors of the following Insurance Companies: “O Trabalho” e “O Trabalho Vida”, from May 2000 to July 2001; Executive Director of Companhia de Seguros Açoreana since December 1996; Partner of Coopers & Lybrand in Portugal from June 1995 to November 1996; Manager of Banco Pinto & Sotto Mayor, S.A. with the coordination of the French Branch and Sottomayor Bank of Canada from February to May 1995; Director of Banco Pinto & Sotto Mayor from March 1994 to January 1995; Executive Director of SULPEDIP, S.A. (currently PME Investimentos, S.A.), from June 1989 to March 1994; Technician at the Securities Directorate of Banco Pinto & Sotto Mayor in 1985; Securities Undermanager and Manager of Banco Pinto & Sotto Mayor from 1986 to 1989; Director of CPG – Sociedade Gestora de Fundos de Investimento FIPOR; Business Analysis and Industrial and Tourist Projects Technician, engaged in April 1983; Technician of Coopers & Lybrand Lda., engaged in February 1980; Economy Technician at Instituto de Apoio às Pequenas e Médias Empresas e ao Investimento (IAPMEI), engaged in 1979; Economist at IAPMEI (Instituto de Apoio às Pequenas e Médias Empresas), engaged in 1979. He has a degree in Business Organization and Management by I.S.C.T.E. and an Applied Economy master by Faculdade de Economia, Universidade Nova de Lisboa.

Armando Vara. Portuguese, 53 years old. Elected for the first time in 2006. Assistant-Minister of the Prime Minister of the XIV Portuguese Government since October 1999 to September 2000); Minister for Youth and Sport of the XIV Portuguese Government (since September 2000 to December 2000); He has a degree in Internacional Relations by Universidade Independente. Pos-graduation in Business Management by ISCTE - Instituto Superior Ciências do Trabalho e da Empresa.

Thomaz Paes de Vasconcellos. Portuguese, 49 years old. Elected for the first time in 2003. Term of office ended on 31 de December 2005 and he was re-elected in 2006. Partner Director of TPV, Lda. since 1998; General Manager and Member of the Board of Directors of the Santogal Group since em 1998; Controller of Hubbard Group from 1987 to 1988. He has a degree in Business Management and Administration by Universidade Católica.

178

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortisation and sales of equipment per average number of users in the period.

CDMA	Code Division Multiple Access. Wireless interface technology for mobile networks based on spectral spreading of the radio signal and channel division by code domain.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

DTH	Direct-to-Home satellite television. Technology used to provide Pay-TV services in areas not covered by Hybrid Fibre Coaxial (HFC) networks.

EBITDA	EBITDA = income from operations + depreciation and amortisation.

EBITDA margin	EBITDA Margin= EBITDA / operating revenues.

ERP	Enterprise Resource Planning. Business management system that typically handles the manufacturing, logistics, distribution, inventory, shipping, invoicing and accounting for a company.

Euronext Lisbon or Eurolist by Euronext	The domestic stock market upon which PT shares are listed and traded.

Free cash flow	Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

GAAP	Generally Accepted Accounting Principles.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

Goodwill	Goodwill is the excess amount that results if an acquisition cost is higher than the book value of the acquired company.

Annual report 2006	179

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

3G	3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

180

Board of Directors

Chairman and CEO	Executive vice-presidents	Non-executive officers

Henrique Granadeiro	Zeinal Bava	António Viana-Baptista

	Rodrigo Costa	Fernando Abril-Martorell

	Executive officers	Joaquim Goes

	Luís Pacheco de Melo	Amílcar de Morais Pires
	João Pedro Baptista	Jorge Tomé
	António Caria	Armando Vara
	Rui Pedro Soares	Franquelim Alves

Nuno de Almeida e Vasconcellos
João Mello Franco
Thomaz Paes de Vasconcellos
Luís de Azevedo Coutinho
Gerald McGowan
Fernando Soares Carneiro
Francisco Pereira Soares

Annual report 2006	181

Key figures

Financial Data by Business Segment									Euro million
	Wireline		TMN		Vivo		PT Multimédia		Other
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Operating revenues	2,071.8	2,213.6	1,502.4	1,557.1	2,104.7	2,036.9	666.5	628.5	(2.4)	(50.6)
EBITDA	1,072.9	1,129.3	658.7	673.5	496.2	507.4	211.1	195.3	(15.4)	(9.9)
EBITDA margin (%)	46.2	46.7	44.3	44.7	23.6	24.9	32.7	31.0	n.s.	n.s.
Capex	238.5	233.1	188.6	170.2	386.8	361.0	132.8	119.9	53.8	59.0
EBITDA minus Capex	834.3	896.1	470.1	503.3	109.4	146.5	78.3	75.4	(69.2)	(68.9)
Capex as % of revenues	9.5	8.6	7.2	6.4	18.4	17.7	19.9	19.1	n.s.	n.s.

Consolidated Financial Data			Euro million
	2006	2005	y.o.y

Operating revenues	6,342.9	6,385.4	(0.7%)
EBITDA	2,423.5	2,495.6	(2.9%)
Income from operations	1,213.7	1,374.9	(11.7%)
Net income	866.8	654.0	32.5%

Total assets	14,037.2	16,628.8	(15.6%)
Net debt	3,756.6	3,672.5	2.3%
Total shareholders' equity	3,106.0	2,582.1	20.3%
Share capital	395.1	1,128.9	(65.0%)
Gearing (%)	54.7	58.7	(4.0pp)

EBITDA margin (%)	38.2	39.1	(0.9pp)
Net debt / EBITDA (x)	1.6	1.5	0.1x
EBITDA / net interest (x)	10.7	9.7	1.0x

Capex	1,000.5	943.1	6.1%
Capex as % of revenues	15.8	14.8	1.0pp
EBITDA minus Capex	1,422.9	1,552.5	(8.3%)
Operating free cash flow	1,599.4	1,305.7	22.5%

Total group employees	32,058	32,390	(1.0%)
Domestic market	12,666	13,101	(3.9%)
International market	19,392	19,289	7.4%

182

Operating figures

Customer Base ('000)
	2006	2005	y.o.y

Wireline	4,404	4,478	(1.7%)
Mobile	34,757	35,117	(1.0%)
Pay-TV	1,480	1,479	0.1%
Broadband (ADSL retail + cable)	1,047	933	12.2%

Wireline
	2006	2005	y.o.y

Main accesses ('000)	4,404	4,478	(1.7%)
Retail accesses	4,001	4,355	(8.1%)
PSTN/ISDN	3,317	3,769	(12.0%)
Traffic-generating lines	2,909	3,194	(8.9%)
Carrier pre-selection	408	575	(29.1%)
ADSL retail	685	585	17.0%
Wholesale accesses	403	123	226.2%
Unbundled local loops	196	72	171.8%
Wholesale line rental	142	0	n.s.
ADSL wholesale	65	51	25.6%
Net additions ('000)	(74)	101	n.s.
Retail accesses	(353)	25	n.s.
PSTN/ISDN	(453)	(179)	153.0%
Traffic-generating lines	(285)	(269)	6.1%
Carrier pre-selection	(168)	90	n.s.
ADSL retail	100	204	(51.0%)
Wholesale accesses	279	76	266.9%
Unbundled local loops	124	63	95.7%
Wholesale line rental	142	0	n.s.
ADSL wholesale	13	13	2.6%
Pricing plans ('000)	2,827	1,795	57.5%
ARPU (Euro)	30.1	30.5	(1.4%)
Subscription and voice	25.0	26.3	(4.7%)
Data	5.0	4.2	19.4%
Total traffic	13,442	14,818	(9.3%)
Retail traffic	5,575	6,400	(12.9%)
Wholesale traffic	7,867	8,418	(6.5%)
Employees	7,181	7,682	(6.5%)
Fixed lines per employee	613	583	5.2%

Annual report 2006	183

Domestic Mobile _ TMN
	2006	2005	y.o.y

Customers ('000)	5,704	5,312	7.4%
Net additions ('000)	391	259	51.2%
MOU (minutes)	120	122	(1.1%)
ARPU (Euro)	21.0	22.8	(7.9%)
Customer bill	17.2	18.1	(5.1%)
Interconnection	3.8	4.7	(18.7%)
Data as % of service revenues	13.3	11.8	1.5pp
SARC (Euro)	55.1	59.2	(6.9%)

Brazilian Mobile _ Vivo
	2006	2005	y.o.y

Customers ('000)	29,053	29,805	(2.5%)
Net additions ('000)	(752)	3,262	n.s.
MOU (minutes)	74	78	(5.4%)
ARPU (R$)	27.1	28.7	(5.3%)
Data as % of service revenues	6.8	6.0	0.7pp
SARC (R$)	130.7	166.6	(21.6%)

Multimedia _ PT Multimédia
	2006	2005	y.o.y

Homes passed ('000)	2,852	2,666	7.0%
Pay-TV customers ('000)	1,480	1,479	0.1%
Pay-TV net additions ('000)	1	30	(96.5%)
Pay to basic ratio (%)	52.7	52.3	0.4pp
Cable broadband accesses ('000)	362	348	3.9%
Cable broadband net additions ('000)	14	43	(68.1%)
Blended ARPU (Euro)	29.1	27.6	5.7%

184

Additional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share.

The company’s share capital, as at 31 December 2006, comprised 1,128,856,500 shares with a nominal value of Euro 0.35 each, with 1,128,856,000 shares listed on the Euronext and the New York Stock Exchange. There were 52,379,022 ADRs registered on the same date, representing 4.6% of PT’s total share capital.

Stock Market Data
	2006	2005

As at 31 December
Share capital (Euro)	395,099,775	1,128,856,500
Number of shares	1,128,856,500	1,128,856,500
Price (Euro)	9.84	8.55
Market capitalisation (Euro million)	11,108	9,652
Gross dividend per share (Euro)	0.48	0.48
Dividend yield	4.8%	5.6%
Net income (Euro million)	867	654
Pay-out ratio	61.9%	82.0%
Price / transactions
High (Euro)	10.44	9.80
Low (Euro)	8.04	7.33
Volume (million of shares)	1,220	1,178
Traded Value (Euro million)	12,207	9,666
% of total traded volume (Eurolist by Euronext)	23%	31%
Performance
Portugal Telecom	15.1%	(6.0%)
PSI-20	29.9%	13.4%
DJ Stoxx Telecom Europe	16.9%	(1.8%)

Financial timetable 2007

8 February
Full year results 2006 (unaudited)

2 March
General Shareholders’ Meeting

27 April
Annual General Shareholders’ Meeting

10 May
First quarter results 2007

June
Form 20-F filing with the SEC

6 September
First half results 2007

8 November
First nine months results 2007

Annual report 2006	185

Contacts

Investor relations

Nuno Prego
Investor Relations Director
Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
Tel: +351 21 500 1701
Fax: +351 21 500 0800
E-mail: nuno.prego@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York
ADR Division
101 Barclay Street, 22nd Floor
New York, NY 10286, USA
Tel: +1 212 815 2207
Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website
All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal
Tel: +351 21 500 2000

186

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.